Filed Pursuant to Rule 424(b)(1)
Registration No. 333-112946

PROSPECTUS
84,559 Shares

Common Stock

       We are a single-bank holding company headquartered in Chantilly, Virginia. We own and operate Alliance Bank Corporation, which opened in November 1998, and Alliance Home Funding, a mortgage banking operation that opened in July 2001. We serve the greater Washington, D.C. metropolitan area. We have five full-service banking offices in Northern Virginia and three mortgage origination offices in the Washington, D.C. metropolitan area.

       We are offering 84,559 shares of our common stock at $17.00 per share. On February 18, 2004, we sold 1,396,911 shares of common stock at a price of $17.00 per share, before underwriter’s commission of $1,187,374, in a best efforts offering through McKinnon & Company, Inc. These shares are also being offered through McKinnon & Company, Inc. in order to fulfill remaining purchase orders received in the prior offering.

       Our common stock is quoted on the Nasdaq SmallCap Market under the symbol ABVA. On February 17, 2004, the closing sales price for our common stock was $18.00 per share.

       These shares are offered by the underwriter on a best efforts basis. Because the offering is being conducted on a best efforts basis, the underwriter is not required to sell any minimum number or dollar amount of shares and is not obligated to purchase the shares if they are not sold to the public. Funds received by the underwriter from investors in the offering will be deposited with an escrow agent in a non-interest bearing account until the closing of the offering.

       Investing in our common stock involves risks. See “Risk Factors” on page 5 to read about factors you should consider before buying shares of our common stock.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

       The shares of common stock we are offering are not deposit accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

	Per Share	Total

Offering Price	$17.00	$1,437,503

Underwriter’s Commission	$0.85	$71,875

Proceeds, before expenses, to Alliance Bankshares Corporation	$16.15	$1,365,628

       McKinnon & Company, Inc. expects to deliver the shares to purchasers on or about February 23,  2004, subject to customary closing conditions.

MCKINNON & COMPANY, INC.

This prospectus is dated February 20, 2004.

Leesburg
Ashburn
Dulles/Greenway
28
7
495
Bethesda
MD
**
Reston
Dulles
Toll Road
123
Tysons
Corner
Washington
D.C.
50
Oakton
66
*
50
Ballston
Chantilly
HQ
236
Fairfax
66
Centreville
123
28
Manassas Park
Manassas
95
Springfield

* Main office for our mortgage company, Alliance Home Funding, LLC.
**The Reston Alliance Home Funding, LLC office opened on February 12, 2004.

Virginia

Corporate Headquarters

Bank Office

Mortgage Office

PROSPECTUS SUMMARY

          This summary highlights information about our company and the offering. This summary does not contain all the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including the financial statements and related notes. You should also consider carefully the information set forth under the heading “Risk Factors” beginning on page 5.

          All share amounts and dollar amounts per share with regard to our common stock described in this prospectus have been adjusted, unless otherwise indicated, to reflect the three-for-two stock splits in the form of a stock dividend paid on October 26, 2001 and September 29, 2003.

Alliance Bankshares Corporation

          We are a single-bank holding company headquartered in Chantilly, Virginia. We were incorporated in Virginia on May 22, 2002, and acquired all of the shares of Alliance Bank Corporation in a statutory share exchange on August 16, 2002. Our primary asset is our banking subsidiary, Alliance Bank Corporation.

          Alliance Bank is a state-chartered commercial bank. Alliance Bank was incorporated in Virginia on July 24, 1996 and opened on November 16, 1998. Alliance Home Funding, LLC, a wholly owned subsidiary of Alliance Bank, opened in July 2001 to pursue and execute our strategic initiative of engaging in mortgage banking. We have five full-service banking offices in Northern Virginia and three mortgage origination offices in the Washington, D.C. metropolitan area.

Performance Highlights

          Since we opened on November 16, 1998, we have experienced upward trends in assets, net loans, investment securities, deposits, net income, earnings per share, diluted, book value per share, return on average equity and return on average assets. From year-end 1998 to year-end 2002:

•	assets increased from $12.1 million to $280.6 million;

•	net loans increased from $1.6 million to $82.8 million;

•	investment securities increased from $3.8 million to $131.1 million; and

•	deposits increased from $4.0 million to $216.0 million.

          From the year ended December 31, 1999, our first full year of operation, to the year ended December 31, 2002:

•	net income grew from a loss of $(576,000) to a profit of $2.4 million, an increase of $3.0 million;

•	earnings per share, diluted grew from a loss of $(.31) to a profit of $.74, an increase of $1.05;

•	book value per share grew from $3.71 to $5.54, an increase of $1.83 per share;

•	return on average equity grew from a loss of (7.78)% to a positive return of 16.00%; and

•	return on average assets from a loss of (2.18)% to a positive return of 1.23%.

          We have experienced the same upward trends when comparing the nine months ended September 30, 2003 to the nine months ended September 30, 2002. From September 30, 2002 to September 30, 2003:

•	assets increased from $254.6 million to $369.0 million, an increase of $114.4 million (or 44.9%);

•	net loans increased from $69.9 million to $108.0 million, an increase of $38.1 million (or 54.5%);

•	investment securities increased from $101.7 million to $180.3 million, an increase of $78.6 million (or 77.3%); and

•	deposits increased from $202.3 million to $283.1 million, an increase of $80.8 million (or 39.9%).

          From the nine months ended September 30, 2002 to the nine months ended September 30, 2003:

•	net income increased from $1.6 million to $3.5 million, an increase of $1.9 million or more than double the 2002 level;

•	earnings per share, diluted increased from $.49 to $1.01, an increase of $.52 or more than double the 2002 level;

•	book value per share increased from $5.38 to $6.04, an increase of $.66 or 12.3%;

•	return on average equity increased from 14.63% to 24.74%; and

•	return on average assets increased from 1.21% to 1.39%.

      We have had $46,000 of loan charge-offs since inception. Our annual net charge-offs have been less than .05% of average loans since inception. Our allowance for loan losses to total loans was 1.27% at September 30, 2003.

Our Business Strategy

          We provide customized banking solutions to small and medium sized businesses, entrepreneurs, professionals, consumers and high net worth individuals. We target customers throughout the greater Washington, D.C. metropolitan area, with a primary concentration in Northern Virginia. Our products include a broad array of commercial and retail banking services and products, including commercial, real estate, home equity and consumer loans and checking, savings, money market and certificate of deposit accounts. We offer consumer and corporate credit cards through a third party processor. Alliance Home Funding originates first and second mortgage loans to individuals in our market area. As part of our overall risk management strategy, we sell mortgage loans to major national mortgage banking or financial institutions. All servicing rights are sold with the mortgage loan. The corporate objective of Alliance Home Funding is to generate gains from sales of loans. From time to time, Alliance Bank may purchase loans originated by Alliance Home Funding to expand its base loan portfolio or for other customer relationship reasons. These types of purchases are infrequent in nature. In addition, the sale of loans to investors allows Alliance Home Funding to effectively utilize its warehouse line of credit from Alliance Bank.

          Our core business strategy involves providing superior customer service to clients, with local decision makers facilitating the transactions. Our experienced executives focus on relationships with each client and bring value to all phases of a client’s business and personal banking needs. To implement this strategy, our focus has been on establishing relationships with key customers in the community and centers of influence that can create businesses opportunities. This focus on relationship banking has led to our growth and profitability.

          The key components of our revenue are interest income and fees on loans, investment income and gains on sales of securities as well as gains on sales of loans from Alliance Home Funding. As a community-focused banking organization, we strive to develop solid long term customer relationships that can translate into loans and deposit balances. We believe we can effectively deploy excess cash and cash flows into investments in the event customer loan needs are not consistent with our credit policies. Since 2001, we have generated deposits at a significantly faster pace than loans. Our investment portfolio has grown as a percentage of total assets as a byproduct of the strong deposit growth. We intend to grow our loan portfolio as fast as we can, consistent with maintaining strong credit quality.

          Our strategic plan is based on the premise of enhancing shareholder value through growth, branching and operating profits. Our short-term goals include creating an attractive branch network, expanding fee income, expanding our core banking services and products and offering attractive residential mortgages to clients and area consumers. The capital generated through this offering will allow us to expand our branch network, attract new production personnel and expand our relationships with key clients through a larger legal lending limit.

Our Primary Market

          Our business operations are focused in the greater Washington, D.C. metropolitan area, which includes the Northern Virginia counties of Fairfax, Prince William, Arlington, Fauquier, and Loudoun; the Northern Virginia cities of Alexandria, Manassas, Manassas Park, Fairfax, and Falls Church; the Maryland counties of Montgomery, Frederick, and Prince George’s; and the District of Columbia. We operate five full-service banking offices in Northern Virginia and three mortgage origination offices in the Washington, D.C. metropolitan area. Our main banking office is located in the Fair Lakes area of Fairfax. Additional offices are located in the City of Manassas Park, Reston, Ballston and most recently, Tysons Corner. Our mortgage origination offices are located in Fairfax, Manassas and Reston. In addition to the offices for Alliance Bank and Alliance Home Funding, we also lease administrative space in Chantilly, Virginia. The Chantilly location serves as our corporate headquarters.

          Based on 2000 U.S. Census data, the population of the greater Washington, D.C. metropolitan area was approximately 4.5 million people. The average medium household income reported in this census data for the jurisdictions constituting this market area was approximately $64,200, compared to a national medium household income of approximately $42,000. Estimates released by the U.S. Bureau of Labor Statistics for September, 2003, indicate an unemployment rate for the metropolitan area of approximately 3.3%, compared to a national unemployment rate of approximately 5.8%. Based on the deposit information provided by the Federal Deposit Insurance Corporation as of September 30, 2003, total deposits in the metropolitan area were approximately $104 billion.

          Our principal executive offices are located at 14280 Park Meadow Drive, Suite 350, Chantilly, Virginia 20151. Our telephone number is (703) 814-7200, and our web address is www.alliancebankva.com. Alliance Home Funding is headquartered at 10400 Eaton Place #100, Fairfax, Virginia 22030 and the web address is www.alliancehomefunding.com.

The Offering

Common Stock Offered	84,559 shares. This is a best efforts offering, in which the underwriter will use its best efforts to sell the shares of common stock we are offering. We are not requiring the underwriter to sell any minimum number or dollar amount of shares.

Common Stock Outstanding After the Offering	4,722,961 shares if all shares offered are sold. In addition, at January 15, 2004, there were vested and unvested options outstanding to purchase 732,635 shares of common stock. All outstanding options are exercisable at a weighted average price of $8.26.

Use of Proceeds	We intend to use the net proceeds from the offering for general corporate purposes, including providing additional capital to Alliance Bank to support anticipated increases in our loans and deposits as our business grows.

Risk Factors	Investing in our common stock involves risks. You should read the “Risk Factors” section beginning on page 5 before investing.

Current Ownership by Our Management	Our directors and executive officers currently own 517,615 shares (excluding options), or 15.97% of the outstanding shares of our common stock. Some of our directors and executive officers have indicated informally to us that they may purchase additional shares of common stock in the offering.

Nasdaq SmallCap Market Symbol	ABVA

Summary Consolidated Financial Information

          The following table sets forth summary consolidated financial information for Alliance Bankshares Corporation. The financial information for the five years ended December 31, 2002 is derived from our consolidated financial statements. The financial information for the nine-month periods ended September 30, 2003 and 2002 is derived from our unaudited consolidated financial statements. Operating results for the nine months ended September 30, 2003 are not necessarily indicative of the results that may be expected for the year ending December 31, 2003. You should read the following summary consolidated financial information with our financial statements and related notes that are included elsewhere in the prospectus and the information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 14.

	Nine Months
	Ended September 30,
	(Unaudited)		Year Ended December 31,

	2003	2002	2002	2001	2000	1999	1998 (1)

	(Dollars in thousands, except per share data)

Income Statement Data:
Net interest income	$6,933	$4,589	$6,838	$3,666	$2,398	$1,099	$169
Provision for loan losses	310	321	478	189	210	204	16
Noninterest income	7,190	3,214	4,356	1,000	113	105	7
Noninterest expense	8,833	5,349	7,455	3,563	2,281	1,576	513
Income taxes (benefit)	1,493	537	839	151	(174)	-	-
Net income (loss)	$3,487	$1,596	$2,422	$763	$194	$(576)	$(353)

Per Share and Shares Outstanding Data: (2)
Basic net income	$1.09	$0.50	$0.76	$0.38	$0.10	$(0.31)	$(0.19)
Fully diluted net income	1.01	0.49	0.74	0.37	0.10	(0.31)	(0.19)
Cash dividends declared	-	-	-	-	-	-	-
Book value at period end	$6.04	$5.38	$5.54	$4.33	$3.92	$3.71	$4.18
Shares outstanding, period end	3,236,803	3,172,653	3,172,653	3,172,653	1,872,142	1,872,142	1,872,142
Average shares outstanding, basic	3,197,955	3,172,653	3,172,653	2,023,549	1,872,142	1,872,142	1,872,142
Average shares outstanding, diluted	3,468,442	3,265,424	3,284,333	2,064,630	1,913,560	1,880,161	1,872,142

Balance Sheet Data:
Total assets	$369,022	$254,603	$280,625	$144,820	$69,531	$31,544	$12,138
Total loans, net of unearned discount	107,959	69,943	82,786	52,927	40,774	21,945	1,636
Total investment securities	180,281	101,737	131,085	61,546	15,170	8,194	3,827
Total deposits	283,065	202,301	215,966	107,602	53,736	20,306	4,041
Stockholders’ equity	19,565	17,075	17,568	13,721	7,339	6,943	7,825

Performance Ratios: (3)
Return (loss) on average assets	1.39%	1.21%	1.23%	0.76%	0.39%	(2.18%)	(9.85%)
Return (loss) on average equity	24.74%	14.63%	16.00%	9.26%	2.80%	(7.78%)	(10.76%)
Net interest margin (4)	3.17%	3.94%	3.94%	3.89%	5.08%	4.48%	4.94%

Asset Quality Ratios: (5)
Allowance to period-end loans	1.27%	1.30%	1.29%	1.15%	1.05%	1.00%	0.98%
Nonperforming assets to total assets	0.05%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Net charge-offs to average loans	0.01%	0.03%	0.03%	0.02%	0.00%	0.00%	0.00%

Capital Ratios:
Tier I risk-based capital	14.8%	13.6%	12.3%	17.1%	15.9%	29.8%	165.1%
Total risk-based capital	18.4%	14.4%	13.1%	17.9%	16.8%	30.7%	165.5%
Leverage capital ratio	6.7%	7.6%	6.4%	10.5%	11.8%	23.5%	100.5%
Total equity to total assets	5.3%	6.7%	6.3%	9.5%	10.6%	22.0%	64.5%

(1)	Represents the first year of operation and the period from the date of inception of November 16, 1998 through December 31, 1998. Ratios do not represent a full year of operations.
(2)	All share amounts and dollar amounts per share have been adjusted to reflect the three-for-two stock splits in the form of a stock dividend paid on October 26, 2001 and on September 29, 2003.
(3)	Annualized for the nine months ended September 30, 2003 and 2002 and for the date of inception of November 16, 1998 through December 31, 1998.
(4)	Net interest income divided by total average earning assets.
(5)	Non-performing assets consist of nonaccrual loans, restructured loans and foreclosed properties.

RISK FACTORS

          You should carefully consider the risks described below in addition to the other information in this prospectus before purchasing shares. The risks and uncertainties described below are not the only risks facing us. Additional risks and uncertainties, including those not presently known to us or that we currently consider minor, may also impair our business.

          We depend on the services of key personnel, and a loss of any of those personnel could disrupt our operations and result in reduced earnings. We are a customer focused and relationship driven organization. Our growth and success has been in large part driven by the personal customer relationships maintained by our executives. We depend on the performance of Thomas A. Young, Jr., our President and Chief Executive Officer, Paul M. Harbolick, Jr., our Executive Vice President, Frank H. Grace, III and Craig W. Sacknoff, our Senior Vice Presidents, and Robert H. Turley, President and Chief Executive Officer of Alliance Home Funding. These executive officers have many years of experience in the industry and would be difficult to replace. Mr. Young has over 31 years of banking experience, including serving as Vice President of Signet Bank and working for First Union following its acquisition of Signet. Mr. Harbolick has over 20 years of financial management experience. The other members of the senior management team have in excess of 20 years of experience in the financial services area. We have included descriptions of the recent business experience of these individuals in “Management — The Board of Directors” and “—Executive Officers Who Are Not Directors” on pages 41-43. Although we have entered into employment contracts with our executive officers, we cannot offer any assurance that they and other key employees will remain employed by us. The loss of services of one or more of these key employees could have a material adverse effect on our operations and possibly result in reduced revenues and earnings.

          The success of our future recruiting efforts will impact our ability to grow. The implementation of our business strategy will also require us to continue to attract, hire, motivate and retain skilled personnel to develop new customer relationships as well as new financial products and services. Many experienced banking professionals employed by our competitors are covered by agreements not to compete or solicit their existing customers if they were to leave their current employment. These agreements make the recruitment of these professionals more difficult. The market for these people is competitive, and we cannot assure you that we will be successful in attracting, hiring, motivating or retaining them. In addition, we are deploying resources to attract additional relationship officers and mortgage loan originators. The success of our recruiting efforts may impact our ability to grow and future profitability.

          Our focus on commercial and real estate loans may increase the risk of credit losses, which would negatively affect our financial results. We offer a variety of loans including commercial lines of credit, commercial term loans, real estate, construction, home equity, consumer and other loans. Many of our loans are secured by real estate (both residential and commercial) in the greater Washington, D.C. metropolitan area. A downturn in this real estate market, such as a deterioration in the value of this collateral, or in the local or national economy, could adversely affect our customers’ ability to pay these loans, which in turn could adversely affect us. Risk of loan defaults and foreclosures are unavoidable in the banking industry, and we try to limit our exposure to this risk by monitoring our extensions of credit carefully. We cannot fully eliminate credit risk, and as a result credit losses may occur in the future. See “Business — Lending Activities” on pages 37-39 for a more extensive discussion of these lending activities.

          Because our mortgage banking revenue is sensitive to changes in economic conditions, decreased economic activity, a slowdown in the housing market or high interest rates may reduce our profits. We have diversified our core banking revenue stream with the addition of our mortgage banking unit, Alliance Home Funding, which opened in July 2001. Over the past two years we have greatly expanded our mortgage banking operations.

          The size and growth of Alliance Home Funding also creates risks for Alliance Bankshares. Our net income includes large amounts of gains on the sale of mortgage loans. In the first nine months of 2003, loan sale gains were $4.9 million, compared to $2.3 million for the first nine months of 2002. Our corporate profitability has benefited by the record performance of Alliance Home Funding in 2003.

          Maintaining a high level of loan sale gains depends primarily on continuing to originate mortgage loans at similar volume levels. The production levels are sensitive to changes in economic conditions and can suffer from decreased economic activity, a slowdown in the housing market or higher interest rates. Generally, any sustained period of decreased economic activity or higher interest rates likely would adversely affect our mortgage originations and, consequently, reduce our income from mortgage banking activities. As a result, these conditions may adversely affect our net income.

          In addition, mortgage banking activities generally involve risks of loss if secondary mortgage market interest rates increase substantially while a loan is in the “pipeline” (the period beginning with the application to make or the commitment to purchase a loan and ending with the sale of the loan). See “Management’s Discussion and Analysis — Noninterest Income and Expense” on pages 27-29 and “Business — Lending Activities — Mortgage Lending” on page 38 for a more extensive discussion of our mortgage loan business.

          Gains on sales of investment securities are a significant source of revenue for us and interest rate increases may cause earnings to decline. Our investment portfolio management strategies included the sale of securities in late 2002 and throughout 2003. We may also sell securities in the future. As noted above, changes in monetary policy or other factors may cause interest rates to rise, which would adversely impact our ability to sell securities at a profit. Generally, an increase in interest rates would result in a decline in the value of investment securities available for sale, which would result in a corresponding decline in stockholders’ equity. Therefore, stockholders’ equity could change based on fluctuations in interest rates and in the value of investment securities held for sale. See “Management’s Discussion and Analysis — Investment Securities” on pages 22-25 for a more extensive discussion of our investment portfolio management strategies.

          We have been effective in a specific market niche, which creates an industry concentration. We have made a special effort to obtain deposits from title and mortgage loan closing companies. These are monies held for short periods of time by title and mortgage loan closing companies pending the disbursement of funds in mortgage loan or mortgage loan refinancing transactions. The balances on deposit with us from these depositors tend to fluctuate greatly during any given month, depending on transaction scheduling and overall market conditions. These balances represent a substantial portion of our non-interest bearing deposits, which creates a real estate industry concentration. These deposits, like all deposits, are subject to seasonal and cyclical market fluctuations and are particularly sensitive to slow real estate markets. In order to meet the withdrawal needs of these customers, we monitor our liquidity, investment securities and lines of credit on a constant basis. While we have benefited from this specialized market niche, we are exposed to liquidity and concentration risks attendant to changes in real estate markets, which could adversely impact our overall performance. See “Management’s Discussion and Analysis — Deposits” on pages 29-30 for a more extensive discussion of this portion of our business.

          If our allowance for loan losses becomes inadequate, our results of operations may be adversely affected. We maintain an allowance for loan losses that we believe is adequate to absorb any potential losses in our loan portfolio. Through a periodic review and consideration of the loan portfolio, management determines the amount of the allowance for loan losses by considering general market conditions, credit quality of the loan portfolio and performance of our customers relative to their financial obligations with us. The amount of future losses is susceptible to changes in economic, operating and other conditions, including changes in interest rates that may be beyond our control and these losses may exceed our current estimates. Although we believe the allowance for loan losses is adequate to absorb probable losses in our loan portfolio, we cannot predict such losses or that our allowance will be adequate in the future. Excessive loan losses could have a material adverse impact on our financial performance. See “Management’s Discussion and Analysis — Allowance for Loan Losses and Asset Quality” on pages 20-21 for a more extensive discussion of our allowance for loan losses.

          Federal and state regulators, as an integral part of their supervisory function, periodically review our allowance for loan losses. These regulatory agencies may require us to increase our provision for loan losses or to recognize further loan charge offs based upon their judgments, which may be different from ours. Any increase in the allowance for loan losses required by these regulatory agencies could have a negative effect on our financial condition and results of operations.

          We may not be able to successfully manage continued growth using the net proceeds from this offering. We intend to use the proceeds of the offering to support further growth in the level of our assets and deposits and to add branches to our banking network. Our ability to continue to grow depends upon our ability to open new branches, attract new deposits, identify loan and investment opportunities and maintain adequate capital levels. Our future profitability will depend in part on our ability to manage growth successfully. Our ability to manage growth successfully will depend on our ability to maintain cost controls and asset quality while attracting additional loans and deposits, as well as on factors beyond our control, such as economic conditions and interest rate trends. Further, we may not be able to maintain the relatively low levels of charge-offs and nonperforming loans that we have experienced. We may be required to make additional investments in equipment and personnel to manage higher asset levels and loan balances, which may adversely impact earnings and shareholder returns. Increases in operating expenses, charge-offs or nonperforming assets may have an adverse impact on the value of our common stock. If we grow too quickly and are not able to control costs and maintain asset quality, growth could materially adversely affect our financial performance.

          Our future success is dependent on our ability to compete effectively in the highly competitive banking industry. The Northern Virginia and the greater Washington, D.C. metropolitan area in which we operate is considered highly attractive from an economic and demographic viewpoint, and is therefore a highly competitive banking and mortgage banking market. Our future growth and success will depend on our ability to compete effectively in this highly competitive financial services environment. We compete for loans, deposits, and investment dollars with numerous large, regional and national banks and other community banking institutions, as well as other kinds of financial institutions and enterprises, such as securities firms, insurance companies, savings associations, credit unions, and private lenders. Many competitors offer products and services which we do not and many have substantially greater resources, name recognition and market presence that benefit them in attracting business. In addition, larger competitors may be able to price loans and deposits more aggressively than we do. Some of the financial services organizations with which we compete are not subject to the same degree of regulation as is imposed on bank holding companies and federally insured state-chartered banks, national banks and federal savings institutions. As a result, these nonbank competitors have certain advantages over us in accessing funding and in providing various services. The differences in resources and regulations may make it harder for us to compete profitably, reduce the rates that we can earn on loans and investments, increase the rates we must offer on deposits and other funds, and adversely affect our overall financial condition and earnings.

          We may be adversely affected by economic conditions in our market area. We are headquartered in Chantilly (approximately 15 miles from Dulles International Airport) in Fairfax County, Virginia, the heart of the Northern Virginia region, and our market includes the greater Washington, D.C. metropolitan area. Because our lending is concentrated in this market, we will be affected by the general economic conditions in the greater Washington, D.C. metropolitan area, which may be impacted by the level of federal government spending. Changes in the economy, and government spending in particular, may influence the growth rate of our loans and deposits, the quality of the loan portfolio and loan and deposit pricing. A significant decline in economic conditions caused by inflation, recession, unemployment or other factors beyond our control would impact these local economic conditions and the demand for banking products and services generally could negatively affect our ability to collect loans and could otherwise have a negative effect on our financial condition and performance.

          In recent years, there has been a proliferation of technology and communications businesses in our market area. The current economic recession and the downturn in those industries have had a significant adverse impact on a number of those businesses. Although we do not have significant credit exposure to these businesses, the downturn in these industries could have a negative impact on local economic conditions and real estate collateral values generally, which could negatively affect our profitability.

          Our profitability depends on interest rates and changes in monetary policy may adversely impact us. Our profitability depends in substantial part on our net interest margin, which is the difference between the rates we receive on loans and investments and the rates we pay for deposits and other sources of funds. Our net interest margin depends on many factors that are partly or completely outside of our control, including competition, federal economic, monetary and fiscal policies, and economic conditions generally. We try to minimize our exposure to interest rate risk, but we are unable to completely eliminate this risk.

          Over the past several years, the Federal Reserve has lowered the target Federal Funds rate to 1.00%. The decrease in the Federal Funds rate has had a related impact on the Prime Rate, which has dropped to 4.00%. Many of our loans are tied to The Wall Street Journal Prime Rate. The rate reductions have had a negative impact on our interest income because many commercial loans, real estate loans and home equity loans are prime based. Similarly, we have been in a position to lower deposit rates, which has had a positive impact in reducing interest expense. The net effect has been a reduced net interest margin. Interest rates and home sales also impact our mortgage banking operation. Periods of rising interest rates could have an adverse effect on home sales and mortgage refinancings. Those impacts could affect our overall profitability.

          There is a limited trading market for our common stock; it may be difficult to sell your shares after you have purchased them. Our common stock is listed on the Nasdaq SmallCap Market under the symbol ABVA. We have been listed on the Nasdaq SmallCap Market since the closing of our initial public offering in December 2001. The listing has facilitated transactions between buyers and sellers, however, it cannot guarantee an active trading market or liquidity in our common stock. Sellers of large positions of common stock may or may not be able to execute transactions timely or at a desired price level. Our current average daily trading volume is 3,900 shares or .12% of the total shares outstanding. We cannot assure you that this offering will increase the trading volume for our stock. Even if a more active market develops, there can be no assurance that such market will continue, or that you will be able to sell your shares at or above the offering price. You should carefully consider the lack of liquidity of your investment in our common stock when making your investment decision.

          Our management will have broad discretion in allocating the proceeds of this offering. Subject to requirements of safe and sound banking practices and federal law and regulations limiting the activities in which banks and bank holding companies may engage, our management and board of directors will have substantial discretion in determining the use of offering proceeds. The discretion of the board of directors and management to allocate the proceeds of the offering may result in the use of the proceeds for non-banking activities permitted for bank holding companies or financial holding companies. We have included information on the use of proceeds in “Use of Proceeds” on page 11 below.

          Banking regulators have broad regulatory powers, but bank regulations are primarily designed to protect depositors and not investors. We are subject to supervision by a variety of governmental regulatory agencies at both the federal and state levels. Regulations promulgated by these agencies, and the interpretation and application of them by federal and state regulators, are beyond our control, may change rapidly and unpredictably and may adversely affect our earnings and growth. Most of the regulations promulgated by federal and state bank regulatory agencies are designed to protect depositors, not investors. In particular, these regulations may limit our growth and the return to investors by restricting activities such as the payment of dividends, investments, loans and interest rates, interest rates paid on deposits, the creation of branch offices or other financial transactions. We have included information on the banking regulations that impact us in the section captioned “Supervision and Regulation” beginning on page 51. Although we are required to bear the costs of complying with these regulations, they are primarily intended to protect depositors, and may not be in the best interests of shareholders or protect your interests as a shareholder.

          Because we have no current plans to pay cash dividends on our common stock, you may recognize a return on your investment only through selling your shares. We do not currently pay cash dividends on our common stock, and have no plans to do so in the foreseeable future. Moreover, our ability to pay dividends largely depends on our receipt of dividends from Alliance Bank, and federal banking laws restrict the amount of dividends Alliance Bank can pay to us. You should not purchase our common stock if you are depending upon dividend income from this investment. See “Dividend Policy” on page 12 for more information about our dividend policy.

          Provisions in Virginia law and in our articles of incorporation, bylaws and employment agreements may prevent or delay a change in control and thereby potentially adversely impact the price of our common stock. Virginia corporate law and our charter documents contain provisions that may make it more difficult for a third party to acquire control of us without the approval of our board of directors, and may make it more difficult or expensive for a third party to acquire a majority of our outstanding common stock. For example, our articles of incorporation and bylaws divide our board of directors into three classes serving staggered three-year terms, and therefore it would take several years for our shareholders to replace a majority of the members of our board if they so desired.

          Additionally, our employment agreements include provisions which require payments to be made to our executive officers in the event of a change in control. Provisions in Virginia law and in our articles of incorporation and employment agreements may, in some circumstances, have the effect of delaying, deferring or preventing a change in control of us and may discourage bids for our common stock at a premium over the current market price. To the extent that these provisions are negatively perceived by investors, there may be an adverse impact on our stock price. We have included information regarding these provisions in “Description of Capital Stock — Provisions That May Affect Change of Control” on pages 58-59.

FORWARD-LOOKING STATEMENTS

          This prospectus includes forward-looking statements. These forward-looking statements include statements regarding profitability, liquidity, allowance for loan losses, interest rate sensitivity, market risk and financial and other goals. Forward-looking statements often contain words such as “believes,” “expects,” “plans,” “may,” “will,” “should,” “projects,” “contemplates,” “ anticipates,” “forecasts,” “intends” or other words of similar meaning. You can also identify these statements by the fact that they do not relate strictly to historical or current facts. The forward-looking statements we use in this report are subject to significant risks, assumptions and uncertainties, including among other things, the following important factors that could affect the actual outcome of future events:

•	fluctuations in market rates of interest and loan and deposit pricing, which could negatively affect our net interest margin, asset valuation and income and expense projections;

•	adverse changes in the overall national economy as well as adverse economic conditions in our specific market areas within Northern Virginia and the greater Washington, D.C. metropolitan area;

•	changes in our ability to maintain and develop well-established and valued client relationships and referral source relationships;

•	loss of key production personnel;

•	inability to attract production personnel;

•	competitive factors within the financial services industry;

•	changes in regulatory requirements and/or banking legislation; and

•	other factors, including those matters discussed in the “Risk Factors” section and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this prospectus.

          Because of these and other uncertainties, our actual results and performance may be materially different from results indicated by these forward-looking statements. In addition, our past results of operations are not necessarily indicative of our future performance.

          We caution you that the above list of important factors is not exclusive. The forward-looking statements contained in this prospectus are made as of the date of this prospectus, and we may not take steps to update these forward-looking statements to reflect the impact of any circumstances or events that arise after the date of this prospectus.

USE OF PROCEEDS

          The following table sets forth the calculation of our net proceeds from the offering at the public offering price of $17.00 per share and the use of these proceeds. Because this is a best efforts offering and there is no minimum number of shares to be sold, we are presenting this information assuming that we sell 10%, 50% and 100% of the shares of common stock that we are offering.

	10%	50%	100%

Shares of common stock sold	8,455	42,279	84,559

Public offering price	$17.00	$17.00	$17.00

Gross offering proceeds	$143,735	$718,743	$1,437,503

Underwriter’s commission	$7,187	$35,937	$71,875

Estimated expenses of the offering	$25,000	$25,000	$25,000

Net proceeds to us	$111,548	$657,806	$1,340,628

Use of net proceeds:

General corporate purposes	$111,548	$657,806	$1,340,628

          We intend to use the net proceeds from this offering, and our February 18, 2004 sale of 1,396,911 shares of common stock, for general corporate purposes. That is, we will use all of the net proceeds to provide additional capital to Alliance Bank to support anticipated increases in our loans and deposits as our business grows. We have not otherwise made a specific allocation for the use of the net proceeds.

CAPITALIZATION

          The following table shows our capitalization at September 30, 2003. The table excludes 615,323 shares of common stock issuable on exercise of stock options outstanding at September 30, 2003. This table should be read in conjunction with our financial statements and related notes in this prospectus.

September 30, 2003

(Dollars in thousands)

Stockholders’ equity:

Common Stock, $4.00 par value; 10,000,000 shares authorized; 3,236,803 shares issued and outstanding	$12,947

Capital surplus	1,570

Retained earnings	5,891

Accumulated other comprehensive income	(843)

Total stockholders’ equity	$19,565

On February 18, 2004, we sold 1,396,911 shares of common stock at a price of $17.00 per share, before underwriter’s commission of $1,187,374, in a best efforts offering through McKinnon & Company, Inc. The 84,559 shares offered by this prospectus are also being offered through McKinnon & Company, Inc. in order, to fulfill remaining purchase orders received in the prior offering.

MARKET FOR COMMON STOCK

          Our common stock is listed for quotation on the Nasdaq SmallCap Market under the symbol ABVA.

          As of January 15, 2004, we had 3,241,491 shares of common stock issued and outstanding, held by approximately 458 shareholders of record.

          The high and low sales prices per share for our common stock for each quarter of 2002 and 2003 and for the first quarter of 2004 through February 17, 2004, as reported on the Nasdaq SmallCap Market, are shown in the table below. During these periods, we did not issue any cash dividends.

	High	Low

2002
1st Quarter	$5.67	$5.27
2nd Quarter	5.57	5.20
3rd Quarter	7.13	5.35
4th Quarter	7.40	6.47

2003
1st Quarter	9.02	6.99
2nd Quarter	11.57	8.73
3rd Quarter	15.93	11.07
4th Quarter	19.48	15.10

2004
1st Quarter (through February 17, 2004)	19.15	17.50

          The closing sales price for our common stock on February 17, 2004 as reported on the Nasdaq SmallCap Market was $18.00 per share.

DIVIDEND POLICY

          We have elected to retain all earnings to support current and future growth. We do not anticipate changing this policy for the foreseeable future. From time to time, we will consider a stock split in the form of a stock dividend in lieu of cash dividends. Our most recent stock split in the form of a stock dividend was issued to shareholders on September 29, 2003.

          Our ability to distribute cash dividends will depend primarily on the ability of Alliance Bank to pay dividends to us. As a state member bank, Alliance Bank is subject to certain restrictions imposed by the reserve and capital requirements of federal and Virginia banking statutes and regulations. Furthermore, neither we nor Alliance Bank may declare or pay a cash dividend on any of our capital stock if we are insolvent or if the payment of the dividend would render us insolvent or unable to pay our obligations as they become due in the ordinary course of business. For additional information on these limitations, see “Supervision and Regulation — Payment of Dividends” on pages 53-54.

SELECTED CONSOLIDATED FINANCIAL DATA

      The following table sets forth selected consolidated financial data for Alliance Bankshares Corporation. The financial data for the five years ended December 31, 2002, are derived from our audited consolidated financial statements. The financial data for the nine months ended September 30, 2003 and 2002 are derived from our unaudited consolidated financial statements. Operating results for the nine months ended September 30, 2003 are not necessarily indicative of the results that may be expected for the year ending December 31, 2003. You should read the selected consolidated financial data in conjunction with our consolidated financial statements and related notes and other financial data included elsewhere in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 14.

	Nine Months Ended
	September 30,
	(Unaudited)		Year Ended December 31,

	2003	2002	2002	2001	2000	1999	1998(1)

	(Dollars in thousands, except per share data)

Income Statement Data:

Interest income	$10,808	$7,057	$10,309	$6,477	$4,013	$1,723	$179

Interest expense	3,875	2,468	3,471	2,811	1,615	624	10

Net interest income	6,933	4,589	6,838	3,666	2,398	1,099	169

Provision for loan losses	310	321	478	189	210	204	16

Noninterest income	7,190	3,214	4,356	1,000	113	105	7

Noninterest expense	8,833	5,349	7,455	3,563	2,281	1,576	513

Income taxes (benefit)	1,493	537	839	151	(174)	—	—

Net income (loss)	$3,487	$1,596	$2,422	$763	$194	$(576)	$(353)

Per Share and Shares Outstanding Data:(2)

Basic net income	$1.09	$0.50	$0.76	$0.38	$0.10	$(0.31)	$(0.19)

Fully diluted net income	1.01	0.49	0.74	0.37	0.10	(0.31)	(0.19)

Cash dividends declared	—	—	—	—	—	—	—

Book value at period end	$6.04	$5.38	$5.54	$4.33	$3.92	$3.71	$4.18

Shares outstanding, period end	3,236,803	3,172,653	3,172,653	3,172,653	1,872,142	1,872,142	1,872,142

Average shares outstanding, basic	3,197,955	3,172,653	3,172,653	2,023,549	1,872,142	1,872,142	1,872,142

Average shares outstanding, diluted	3,468,442	3,265,424	3,284,333	2,064,630	1,913,560	1,880,161	1,872,142

Balance Sheet Data:

Total assets	$369,022	$254,603	$280,625	$144,820	$69,531	$31,544	$12,138

Total loans, net of unearned discount	107,959	69,943	82,786	52,927	40,774	21,945	1,636

Total investment securities	180,281	101,737	131,085	61,546	15,170	8,194	3,827

Total deposits	283,065	202,301	215,966	107,602	53,736	20,306	4,041

Stockholders’ equity	19,565	17,075	17,568	13,721	7,339	6,943	7,825

Performance Ratios:(3)

Return (loss) on average assets	1.39%	1.21%	1.23%	0.76%	0.39%	(2.18%)	(9.85%)

Return (loss) on average equity	24.74%	14.63%	16.00%	9.26%	2.80%	(7.78%)	(10.76%)

Net interest margin(4)	3.17%	3.94%	3.94%	3.89%	5.08%	4.48%	4.94%

Asset Quality Ratios:(5)

Allowance to period-end loans	1.27%	1.30%	1.29%	1.15%	1.05%	1.00%	0.98%

Nonperforming assets to total assets	0.05%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%

Net charge-offs to average loans	0.01%	0.03%	0.03%	0.02%	0.00%	0.00%	0.00%

Capital Ratios:

Tier I risk-based capital	14.8%	13.6%	12.3%	17.1%	15.9%	29.8%	165.1%

Total risk-based capital	18.4%	14.4%	13.1%	17.9%	16.8%	30.7%	165.5%

Leverage capital ratio	6.7%	7.6%	6.4%	10.5%	11.8%	23.5%	100.5%

Total equity to total assets	5.3%	6.7%	6.3%	9.5%	10.6%	22.0%	64.5%

(1)	Represents the first year of operation and the period from the date of inception of November 16, 1998 through December 31, 1998. Ratios do not represent a full year of operations.
(2)	All share amounts and dollar amounts per share have been adjusted to reflect the three-for-two splits in the form of a stock dividend paid on October 26, 2001 and September 29, 2003.
(3)	Annualized for the nine months ended September 30, 2003 and 2002 and for the date of inception of November 16, 1998 through December 31, 1998.
(4)	Net interest income divided by total average earning assets.
(5)	Non-performing assets consist of nonaccrual loans, restructured loans and foreclosed properties.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

      The following discussion is intended to assist readers in understanding and evaluating the financial condition and results of operations of Alliance Bankshares, Alliance Bank and Alliance Home Funding, on a consolidated basis. This discussion and analysis should be read in conjunction with Alliance Bankshares’ consolidated financial statements and related notes included elsewhere in this report.

      All share amounts and dollar amounts per share have been adjusted to reflect a three-for-two stock split in the form of a stock dividend paid on September 29, 2003.

Performance Highlights

•	Assets were $369.0 million at September 30, 2003, an increase of $88.4 million (31.5%) from December 31, 2002.

•	Net loans were $108.0 million at September 30, 2003, an increase of $25.2 million (30.4%) from December 31, 2002.

•	Our investment portfolio was $180.3 million at September 30, 2003, an increase of $49.2 million (37.5%) from December 31, 2002.

•	Deposits were $283.1 million at September 30, 2003, an increase of $67.1 million (31.1%) from December 31, 2002.

•	We raised additional financing in the amount of $10 million through the issuance of trust preferred securities. A portion of the trust preferred is included in regulatory capital calculations as Tier I capital.

•	We opened two new branches in 2003, one in the Ballston area of Arlington County, Virginia and one in the Tysons Corner area of Fairfax County, Virginia.

Overview

Balance Sheet

      September 30, 2003 compared to September 30, 2002. Total assets amounted to $369.0 million at September 30, 2003, an $88.4 million increase over December 31, 2002, and an increase of $114.4 million from September 30, 2002. At September 30, 2003, total loans were $108.3 million, compared to $82.8 million at December 31, 2002, an increase of 30.4%. Compared to the September 30, 2002 level of $69.9 million, total loans at September 30, 2003 reflected an increase of 54.3%. This growth reflects our maturing as an organization and the effectiveness of our business development programs.

      December 31, 2002 compared to December 31, 2001. Total assets were $280.6 million at December 31, 2002, an increase of $135.8 million over the December 31, 2001 level of $144.8 million. The loan portfolio, net of discounts and fees, was $82.8 million at December 31, 2002, $29.9 million greater than the December 31, 2001 level of $52.9 million. Investment securities available for sale amounted to $131.0 million at December 31, 2002, a $69.6 million increase over the December 31, 2001 level of $61.5 million. At December 31, 2002, the deposit portfolio was $216.0 million, a $108.4 million increase over the December 31, 2001 level of $107.6 million. This growth is attributable to the business building efforts of our relationship officers, new branch locations and the use of brokered deposits to augment our natural deposit growth. Total stockholders’ equity amounted to $17.6 million at December 31, 2002, an increase of $3.9 million over the $13.7 million level at December 31, 2001. At December 31, 2002, the net unrealized gain on investment securities, net of deferred taxes, amounted to $934,000 compared to a loss of $491,000 at December 31, 2001.

      December 31, 2001 compared to December 31, 2000. Total assets were $144.8 million at December 31, 2001, an increase of $75.3 million over the December 31, 2000 level of $69.5 million. Investment securities available for sale amounted to $61.4 million at December 31, 2001, a $46.4 million increase over the December 31, 2000 level of $15.1 million. Total deposits amounted to $107.6 million at December 31, 2001, an increase of $53.9 million over the December 31, 2000 level of $53.7 million. We have made a special effort to obtain deposits from title and mortgage loan closing companies, which generally provide a good source of non-interest bearing deposits. We have developed products and services using available technology that meets the needs of these customers. Our success in these initiatives is reflected in the strong growth of demand deposits. We raised additional capital in a public stock offering that closed in December 2001. The net additional capital raised amounted to $6.0 million. Total stockholders’ equity was $13.7 million at December 31, 2001, an increase of $6.4 million over the $7.3 million level at December 31, 2000. Also in December 2001, our common stock began trading on the Nasdaq SmallCap Market under the symbol ABVA.

Critical Accounting Policies

      Our financial statements are prepared in accordance with accounting principles generally accepted in the United States (GAAP). The financial information contained within these statements is, to a significant extent, based on measures of the financial effects of transactions and events that have already occurred. A variety of factors could affect the ultimate value that is obtained either when earning income, recognizing an expense, recovering an asset or relieving a liability. We use historical loss factors as one factor in determining the inherent loss that may be present in our loan portfolio. Actual losses could differ significantly from the historical factors that we use in estimating risk. In addition, GAAP itself may change from one previously acceptable method to another method. Although the economics of our transactions would be the same, the timing of events that would impact our transactions could change.

      The allowance for loan losses is an estimate of the losses that may be sustained in our loan portfolio. The allowance is based on two basic principles of accounting: (a) Statement of Financial Accounting Standards (SFAS) No. 5, Accounting for Contingencies, which requires that losses be accrued when they are probable of occurring and estimable and (b) SFAS No. 114, Accounting by Creditors for Impairment of a Loan, which requires that losses be accrued based on the differences between the value of collateral, present value of future cash flows or values that are observable in the secondary market and the loan balance.

      Because we have a relatively short operating history, historical trends do not provide sufficient information to judge the adequacy of our allowance for loan losses. Therefore, management considers industry trends and peer comparisons in addition to historical experience to evaluate the allowance for loan losses.

      Our allowance for loan losses has two basic components: the specific allowance and the unallocated allowance. Each of these components is determined based upon estimates that can and do change when the actual events occur. The specific allowance is used to individually allocate an allowance for loans identified for impairment testing. Impairment testing includes consideration of the borrower’s overall financial condition, resources and payment record, support available from financial guarantors and the fair market value of collateral. These factors are combined to estimate the probability and severity of inherent losses. When impairment is identified, then a specific reserve is established based on our calculation of the loss embedded in the individual loan. Large groups of smaller balance, homogeneous loans are collectively evaluated for impairment. Accordingly, we do not separately identify individual consumer and residential loans for impairment.

      The unallocated allowance is used to estimate the loss of non-classified loans and loans identified for impairment testing for which no impairment was identified. These un-criticized loans are also segregated by loan type, and allowance factors are assigned by management based on (a) delinquencies, (b) loss history, (c) trends in volume and terms of loans, (d) effects of changes in lending policy, (e) the experience and depth of the borrowers’ management, (f) national and local economic trends, (g) concentrations of credit, (h) quality of loan review system and (i) the effect of external factors (such as competition and regulatory requirements). The factors assigned differ by loan type. The unallocated allowance captures losses whose impact on the portfolio have occurred but have yet to be recognized in the formula allowance.

Results of Operations

      Nine Months Ended September 30, 2003 compared to Nine Months Ended September 30, 2002. For the nine months ended September 30, 2003, net income amounted to $3.5 million, compared to $1.6 million for the same period in the prior year. Basic earnings per share were $1.09 for the nine months ended September 30, 2003, compared earnings of $.50 per common share in the prior year period. Diluted earnings per share were $1.01 for the nine months ended September 30, 2003, compared to diluted earnings of $.49 per common share in the prior year period. Return on average equity on an annualized basis for the nine months ended September 30, 2003 increased to 24.74%, compared to 14.63% for the same period in 2002. Return on average assets on an annualized basis for the nine months ended September 30, 2003 was 1.39%, compared to 1.21% for the same period of 2002.

      2002 compared to 2001. For the year ended December 31, 2002, net income amounted to $2.4 million, compared to $763,000 for same period in 2001. Earnings per common share, basic were $.76 in 2002 and $.38 in 2001. Earnings per common share, diluted were $.74 in 2002 and $.37 in 2001. Return on average equity was 16.00% in 2002 compared to 9.26% in 2001. Return on average assets was 1.23% in 2002 compared to .76% in 2001.

      2001 compared to 2000. For the year ended December 31, 2001, net income amounted to $763,000 compared to $194,000 for same period in 2000. Earnings per common share, basic were $.38 in 2001 and $.10 in 2000. Earnings per common share, diluted were $.37 in 2001 and $.10 in 2000. Return on average equity was 9.26% in 2001, compared to 2.80% in 2000. Return on average assets was .76% in 2001, compared to .39% in 2000. We raised additional capital in the fourth quarter of 2001. The additional capital had a nominal impact on the average equity and average assets for 2001, and thus a limited impact on the return on average equity and average assets.

Interest Income and Expense

      The following table illustrates average balances of total interest earning assets and total interest bearing liabilities for the nine month periods ended September 30, 2003 and 2002, showing the average distribution of assets, liabilities, stockholders’ equity and related income, expense and corresponding weighted average yields and rates. The average balances used in these tables and other statistical data were calculated using daily average balances.

Average Balances, Interest Income and Expense and Average Yield and Rates(1)(2)(3)

	Nine Months Ended September 30,

	2003			2002

	Average	Income/	Yield/	Average	Income/	Yield/
	Balance	Expense	Rate	Balance	Expense	Rate

	(Dollars in thousands)

Assets:

Interest earning assets:
Loans	$129,750	$5,692	5.87%	$73,561	$3,763	6.84%
Investment securities	150,268	5,359	4.77%	78,066	3,418	5.85%
Federal funds sold	31,506	213	0.90%	13,505	157	1.55%

Total interest earning assets	311,524	11,264	4.83%	165,132	7,338	5.94%

Non-interest earning assets:
Cash and due from banks	16,272			8,899
Premises and equipment	1,556			762
Other assets	6,485			1,770
Less: allowance for loan losses	(1,194)			(719)

Total non-interest earning assets	23,119			10,712

Total Assets	$334,643			$175,844

	Nine Months Ended September 30,

	2003			2002

	Average	Income/	Yield/	Average	Income/	Yield/
	Balance	Expense	Rate	Balance	Expense	Rate

	(Dollars in thousands)

Liabilities and Stockholders’ Equity:

Interest bearing liabilities:
Interest-bearing demand deposits	$17,174	$138	1.07%	$9,826	$132	1.80%
Money market deposit accounts	18,628	237	1.70%	16,169	271	2.24%
Savings accounts	2,097	22	1.40%	1,063	15	1.89%
Time deposits	103,196	2,249	2.91%	43,519	1,152	3.54%

Total interest-bearing deposits	141,095	2,646	2.51%	70,577	1,570	2.97%
FHLB Advances	16,802	267	2.12%	11,018	277	3.36%
Other borrowings	58,595	962	2.20%	30,343	621	2.74%

Total interest-bearing liabilities	216,492	3,875	2.39%	111,938	2,468	2.95%

Non-interest bearing liabilities:
Demand deposits	94,730			48,457
Other liabilities	4,578			865

Total liabilities	315,800			161,260
Stockholders’ Equity	18,843			14,584

Total Liabilities and Stockholders’ Equity:	$334,643			$175,844

Interest Spread(4)			2.44%			2.99%

Net Interest Margin(5)		$7,389	3.17%		$4,870	3.94%

(1)	There were no nonaccruing loans for the periods presented.
(2)	The rates and yields are on a fully tax equivalent basis assuming a 34% federal tax rate.
(3)	The adjustment required to reflect the above table on a fully tax equivalent basis was $456,000 and $281,000 for the nine month period ended September 30, 2003 and September 30, 2002, respectively.
(4)	Interest spread is the average yield earned on earning assets, less the average rate incurred on interest bearing liabilities.
(5)	Net interest margin is net interest income, expressed as a percentage of average earning assets.

     Our net interest margin was 3.17% for the first nine months of 2003, compared to 3.94% for the same period in 2002. The prime rate to which a substantial portion of our loans are tied dropped from 9% in early 2001 to 4% in June 2003. The full effects of the prime based repricing were seen in our 2003 results as our overall loan yield dropped to 5.87% compared to the 2002 level of 6.84%. Our fixed rate term loans generally use a three or five year treasury security as the base index for the customer rate. During the periods referenced, treasury rates were at unprecedented low levels. The fixed rate term loans that were originated in our early years (1999 to 2000) were subject to repricing in 2003. This repricing contributed to the lower overall loan yield. In addition, the net interest margin was impacted by the growth of Alliance Home Funding. In the period between the initial mortgage loan funding and the investor sale, we earn the customer loan note rate from our mortgage banking clients. During the first half of 2003, interest rates were trending downward and many of the customer mortgage loans were originated at note levels lower the typical rates charged by us on commercial or commercial real estate loans. The rapid growth of Alliance Home Funding had a positive impact on our overall net interest income earned, but it had a negative impact on our net interest margin ratio. For example, in 2003 mortgage banking customers could originate LIBOR based mortgages with rates near 4%, when the typical commercial transaction was priced near 6%. In absolute terms, the net interest income earned, on a fully taxable equivalent basis, grew from $4.9 million in 2002 to $7.4 million in 2003, an increase of 51.7%.

      Average loan balances were $129.8 million for the nine months ended September 30, 2003, compared to $73.6 million for the same period in 2002. The related interest income from loans was $5.7 million in 2003, an increase of $1.9 million over the 2002 levels. The average yield on loans decreased from 6.84% in 2002 to 5.87% in 2003.

      Investment securities income of $5.4 million (on a fully taxable equivalent basis) brought our net interest income level to $7.4 million (on a fully taxable equivalent basis) for the nine months ended September 30, 2003. This represents an increase of $2.5 million in net interest income (on a fully taxable equivalent basis) over the 2002 level of $4.9 million. The tax equivalent yields on investment securities for the nine month periods ended September 30, 2003 and 2002 were 4.77% and 5.85%, respectively.

      Excess liquidity results in federal funds sold for us. For the nine months ended September 30, 2003, federal funds sold contributed $213,000 of interest income, compared to $157,000 for the same period in 2002.

      Average interest-bearing funding sources (deposits and purchased funds) grew to $216.5 million in 2003, which was $104.6 million greater than the 2002 level of $111.9 million. Interest expense for all interest-bearing liabilities amounted to $3.9 million during the first nine months of 2003, a $1.4 million increase over the 2002 level of $2.5 million. Cost of interest bearing liabilities for the first nine months of 2003 was 2.39%, or 56 basis points lower than the 2002 level of 2.95%.

      The following table illustrates average balances of total interest earning assets and total interest bearing liabilities for the years ended December 31, 2003, 2002 and 2001, showing the average distribution of assets, liabilities, stockholders’ equity and related income, expense and corresponding weighted average yields and rates. The average balances used in these tables and other statistical data were calculated using daily average balances.

Average Balances, Interest Income and Expense and Average Yield and Rates(1)(2)(3)

	Year Ended December 31,

	2002			2001			2000

	Average	Income/	Yield/	Average	Income/	Yield/	Average	Income/	Yield/
	Balance	Expense	Rate	Balance	Expense	Rate	Balance	Expense	Rate

	(Dollars in thousands)

Assets:

Interest earning assets:
Investment securities	$87,184	$4,961	5.69%	$35,825	$2,189	6.11%	$11,158	$722	6.47%
Loans	81,612	5,538	6.79%	49,165	3,944	8.02%	33,047	3,107	9.40%
Federal funds sold	15,346	232	1.51%	9,038	340	3.76%	2,455	156	6.35%

Total interest earning assets	184,142	10,731	5.83%	94,028	6,473	6.88%	46,660	3,985	8.54%

Non-interest earning assets:
Cash and due from banks	10,678			6,277			2,215
Premises and equipment	832			476			400
Other assets	1,765			1,012			443
Less: allowance for loan losses	(778)			(512)			(332)

Total non-interest earning assets	12,497			7,253			2,726

Total Assets	$196,639			$101,281			$49,386

	Year Ended December 31,

	2002			2001			2000

	Average	Income/	Yield/	Average	Income/	Yield/	Average	Income/	Yield/
	Balance	Expense	Rate	Balance	Expense	Rate	Balance	Expense	Rate

	(Dollars in thousands)

Liabilities and Stockholders’ Equity:

Interest bearing liabilities:
Interest-bearing demand deposits	$10,739	$177	1.65%	$7,355	$174	2.37%	$3,405	$89	2.61%
Money market deposit accounts	16,169	346	2.14%	10,369	345	3.33%	5,419	203	3.75%
Savings accounts	1,142	20	1.75%	719	18	2.50%	450	14	3.11%
Time deposits	49,554	1,705	3.44%	28,077	1,591	5.67%	14,925	834	5.59%

Total interest-bearing deposits	77,604	2,248	2.90%	46,520	2,128	4.57%	24,199	1,140	4.71%
FHLB Advances	10,500	365	3.48%	6,504	300	4.61%	1,240	80	6.45%
Other borrowings	33,348	858	2.57%	10,393	383	3.69%	6,720	395	5.88%

Total interest-bearing liabilities	121,452	3,471	2.86%	63,417	2,811	4.43%	32,159	1,615	5.02%

Non-interest bearing liabilities:
Demand deposits	58,652			29,174			10,025
Other liabilities	1,401			449			274

Total liabilities	181,505			93,040			42,458
Stockholders’ Equity	15,134			8,241			6,928

Total Liabilities and Stockholders’ Equity:	$196,639			$101,281			$49,386

Interest Spread(4)			2.97%			2.45%			3.52%

Net Interest Margin(5)		$7,260	3.94%		$3,662	3.89%		$2,370	5.08%

(1)	There were no nonaccruing loans for the periods presented.
(2)	The rates and yields are on a fully tax equivalent basis assuming a 34% federal tax rate.
(3)	The adjustment required to reflect the above table on a fully tax equivalent basis was $422,000, $52,000 and $0 for the years ending December 31, 2002, December 31, 2001 and December 31, 2000, respectively.
(4)	Interest spread is the average yield earned on earning assets, less the average rate incurred on interest bearing liabilities.
(5)	Net interest margin is net interest income, expressed as a percentage of average earning assets.

     Net interest income was $6.8 million in 2002, or $3.1 million greater than the 2001 level of $3.7 million. The increase is primarily attributable to the substantial increase in net earning assets. Since the fall of 2001, we have consistently added municipal securities to our investment securities portfolio. On a fully taxable equivalent basis, the municipal securities contributed $422,000 of tax equivalent interest income, bringing total net interest income to $7.2 million for the year ended December 31, 2002.

      The net interest margin was 3.94% in 2002, compared to 3.89% in 2001. In 2001, net interest margin was impacted by the effects of the interest rate cuts promulgated by the Federal Reserve Board. In late 2001 and into 2002, many of our funding sources repriced downward, based upon the then current interest rate environment. As a result, we had a stable net interest margin in 2002.

      The following table describes the impact on our interest income and expense resulting from changes in average balances and average rates for the periods indicated. The change in interest income due to both volume and rate has been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of the change in each.

Volume and Rate Analysis

	Nine Months Ended
	September 30, 2003			Year Ended December 31, 2002			Year Ended December 31, 2001
	compared to 2002			compared to 2001			compared to 2000

	Change Due To:			Change Due To:			Change Due To:

	Increase/			Increase/			Increase/
	(Decrease)	Volume	Rate	(Decrease)	Volume	Rate	(Decrease)	Volume	Rate

	(Dollars in thousands)			(Dollars in thousands)			(Dollars in thousands)

Interest Earning Assets:
Investments	$1,941	$2,425	$(484)	$2,772	$2,912	$(140)	$1,467	$1,505	$(38)
Loans	1,929	2,369	(440)	1,594	2,077	(483)	837	1,197	(360)
Federal funds sold	56	82	(26)	(108)	95	(203)	184	217	(33)

Total Interest Income	3,926	4,876	(950)	4,258	5,084	(826)	2,488	2,919	(431)

Interest Bearing Liabilities:
Interest bearing deposits	1,076	1,342	(266)	120	251	(131)	988	1,005	(17)
Purchased funds	331	399	(68)	540	659	(119)	208	198	10

Total Interest Expense	1,407	1,741	(334)	660	910	(250)	1,196	1,203	(7)

Net Interest Income	$2,519	$3,135	$(616)	$3,598	$4,174	$(576)	$1,292	$1,716	$(424)

Allowance for Loan Losses and Asset Quality

      Our loan portfolio has experienced very few past due loans since inception. At September 30, 2003, Alliance Bank had two loans that were on nonaccrual status totaling $192,000, compared to none at September 30, 2002. The allowance for loan losses was $1.37 million at September 30, 2003, or 1.27% of loans outstanding, compared to $910,000, or 1.30% of loans outstanding, at September 30, 2002. (These ratios exclude loans held for sale).

      At December 31, 2002, 2001, 2000, 1999 and 1998, we did not have any nonperforming assets. The allowance for loan losses was 1.29% of net loans, or $1.1 million, at December 31, 2002, and 1.15% of net loans, or $610,000, at December 31, 2001. Net charge-offs were $22,000 in 2002, compared to $9,000 in 2001. As part of our routine credit administration process, we engage an outside consulting firm to review our loan portfolio at least annually. The information from these reviews is used to monitor individual loans as well as to evaluate the overall adequacy of the allowance for loan losses.

      Loans are placed on nonaccrual when a loan is specifically determined to be impaired or when principal or interest is delinquent 90 days or more. We closely monitor individual loans, and relationship officers are charged with working with customers to resolve potential credit issues in a timely manner with minimum exposure to us. We maintain a policy of adding an appropriate amount to the allowance for loan losses to ensure an adequate reserve based on the portfolio composition, specific credit extended by Alliance Bank and general economic conditions.

      In reviewing the adequacy of the allowance for loan losses at each period, management takes into consideration the historical loan losses experienced by the organization, current economic conditions affecting the borrowers’ ability to repay, the volume of loans, trends in delinquent, nonaccruing, and potential problem loans, and the quality of collateral securing loans. After charging off all known losses which had been incurred in the loan portfolio, management considers the allowance for loan losses adequate to cover its estimate of probable losses.

      The following table represents an analysis of the allowance for loan losses for the periods indicated:

Allowance for Loan Losses

	Nine Months Ended
	September 30,			Year Ended December 31,

	2003		2002	2002	2001	2000	1999	1998(1)

	(Dollars in thousands)
Balance, beginning of period	$1,066		$610	$610	$430	$220	$16	$—
Provision for loan losses	310		321	478	189	210	204	16

Chargeoffs:
Commercial	10		15	16	—	—	—	—
Consumer	—		11	11	9	—	—	—

Total chargeoffs	10		26	27	9	—	—	—

Recoveries:
Consumer	3		5	5	—	—	—	—

Total recoveries	3		5	5	—	—	—	—

Net chargeoffs	7		21	22	9	—	—	—

Balance, end of period	$1,369		$910	$1,066	$610	$430	$220	$16

Allowance for loan losses to total loans	1.27%		1.30%	1.29%	1.15%	1.05%	1.00%	0.98%
Allowance for loan losses to non-accrual loans	7.13	X	N/A	N/A	N/A	N/A	N/A	N/A
Allowance for loan losses to non-performing assets	7.13	X	N/A	N/A	N/A	N/A	N/A	N/A
Net chargeoffs to average loans	0.01%		0.03%	0.03%	0.02%	N/A	N/A	N/A

(1)	Represents the first year of operation and the period from the date of inception of November 16, 1998 through December 31, 1998. Ratios do not represent a full year of operations.

     A breakdown of the allowance for loan losses is provided in the following table. However, management does not believe that the allowance for loan losses can be fragmented by category with any precision that would be useful to investors. The breakdown of the allowance for loan losses is based primarily upon those factors discussed above in computing the allowance for loan losses as a whole. Because all of these factors are subject to change, the breakdown is not necessarily indicative of the category of future loan losses.

Allocation of the Allowance for Loan Losses

	September 30,				December 31,

	2003		2002		2002		2001		2000

	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent

	(Dollars in thousands)
Commercial	$322	24.9%	$305	28.9%	$350	19.9%	$150	22.8%	$150	38.5%
Commercial real estate	403	32.5%	240	24.1%	275	29.9%	175	28.6%	100	23.8%
Real estate construction	110	8.5%	115	12.3%	150	13.4%	75	8.3%	50	11.5%
Residential real estate	372	31.5%	175	28.9%	191	33.1%	150	35.6%	80	21.3%
Consumer	25	2.5%	75	4.8%	100	3.7%	60	4.7%	50	5.1%
Other	137	0.1%	—	0.9%	—	0.0%	—	0.0%	—	0.0%
Less: unearned discount & fees	—	0.0%	—	0.1%	—	0.0%	—	-0.1%	—	-0.1%

Total loans	$1,369	100.0%	$910	100.0%	$1,066	100.0%	$610	100.0%	$430	100.0%

[Additional columns below]

[Continued from above table, first column(s) repeated]

	December 31,

	1999		1998(1)

	Amount	Percent	Amount	Percent

	(Dollars in thousands)
Commercial	$75	30.4%	$12	59.8%
Commercial real estate	90	45.1%	2	25.7%
Real estate construction	20	6.6%	—	0.0%
Residential real estate	25	11.9%	1	5.9%
Consumer	10	6.3%	1	8.7%
Other	—	0.0%	—	0.0%
Less: unearned discount & fees	—	-0.3%	—	0.0%

Total loans	$220	100.0%	$16	100.0%

(1)	Represents the first year of operation and the period from the date of inception of November 16, 1998 through December 31, 1998. Ratios do not represent a full year of operations.

Loans

      We grant mortgage, commercial, real estate and consumer loans in the normal course of business. Our loan portfolio net of discounts and fees was $108.0 million at September 30, 2003, $70.0 million at September 30, 2002, $82.8 million at December 31, 2002, $52.9 million at December 31, 2001 and

$40.8 million at December 31, 2000. The growth over the periods presented is directly attributable to our maturing as an organization and increase in staffing levels. At September 30, 2003, we had $33.9 in residential real estate loans, 98% of which are home equity lines. These loans represent a diverse customer base and are predominantly floating rate in nature. The commercial real estate loans are predominantly owner-occupied real estate loans. These loans are generally secured and include adequate cash flows to support repayment of the loans.

      The following table summarizes the composition of the loan portfolio by dollar amount:

Loan Portfolio

	September 30,		December 31,

	2003	2002	2002	2001	2000	1999	1998

	(Dollars in thousands)
Commercial	$26,891	$20,229	$16,491	$12,073	$15,687	$6,662	$978
Commercial real estate	35,120	16,871	24,710	15,140	9,719	9,901	420
Real estate construction	9,212	8,611	11,111	4,402	4,670	1,445	—
Residential real estate	33,944	20,222	27,438	18,862	8,680	2,612	96
Consumer	2,663	3,391	3,036	2,500	2,062	1,381	142
Other	129	615	—	—	—	—	—
Less: unearned discount & fees	—	4	—	(50)	(44)	(56)	—

Total loans	$107,959	$69,943	$82,786	$52,927	$40,774	$21,945	$1,636

          The following table presents the maturities or repricing periods of selected loans outstanding at September 30, 2003:

	Loan Maturity Distribution
	September 30, 2003

	One Year	After One Year	After Five
	or Less	Through Five Years	Years	Total

	(Dollars in thousands)

Commercial	$18,385	$6,835	$1,671	$26,891

Real estate construction	7,140	2,072	-	9,212

Total	$25,525	$8,907	$1,671	$36,103

Loans with:

Fixed Rates	$38,274	$10,115	$10,285	$58,674

Variable Rates	26,456	22,329	500	49,285

Total	$64,730	$32,444	$10,785	$107,959

Investment Securities

      We generally classify investment securities as available for sale under the classifications outlined in FASB Statement No. 115. In all periods presented, we had a single investment of $100,000 classified as held to maturity. We use the portfolio to manage excess liquidity, customer deposit volatility and asset/liability mix.

          Investment securities available for sale were $180.2 million as of September 30, 2003, an increase of $78.6 million over the September 30, 2002 level of $101.6 million. The growth in the investment security portfolio is directly related to the growth in deposits experienced in 2003. The effects of unrealized gains (losses) on the portfolio were ($1.3) million at September 30, 2003 and $1.8 million at September 30, 2002.

          Our investment portfolio at September 30, 2003 and 2002 contained callable US agency securities, US agency collateralized mortgage obligations, US agency mortgage backed securities, state and municipal bonds, Federal Reserve Bank stock, Federal Home Loan Bank stock and other securities. Our investment strategy includes investments that provide stable cash flows, municipal securities and callable securities. As part of our overall asset/liability strategy, fixed rate securities that provide an appropriate rate of return are purchased, consistent with the objective of maintaining a base case portfolio duration in the 5 to 8 year range. According to our policy, the investment portfolio may contain corporate debt securities. The investment portfolio did not contain any corporate debt securities at September 30, 2003 or September 30, 2002. We actively manage our portfolio duration and composition with the changing market conditions and changes in balance sheet risk management needs. Additionally, the securities are pledged as collateral for certain borrowing transactions and repurchase agreements.

          Contractual maturities of collateralized mortgage obligations and mortgage backed securities are not reliable indicators of their expected life because mortgage borrowers have the right to prepay mortgages at any time. Additionally, callable agency securities may be called by the issuer prior to the contractual maturity.

          Because the investment portfolio represents a significant portion of total assets (48.8% at September 30, 2003), we actively manage the investment portfolio. The 10 year treasury note, a benchmark for mortgage backed securities and long term interest rates, trended upward in price and downward in yield in the first half of 2003, reaching record price and yield levels in June 2003. The rate movement has accelerated prepayments to historic high levels on collateralized mortgage obligation and mortgage backed securities products. Our strategy throughout 2003 has been to monitor prepayments and to sell investments that were anticipated to have very high levels of prepayments. Additionally, we have purchased newer production collateralized mortgage obligation and mortgage backed securities products that are expected to have slower prepayments. Our strategy for agency investments and municipal bonds is to manage the overall duration of those sectors to maintain a base case duration and rising rate duration (up 100 basis points) similar to a 5 year treasury instrument. In the first half of 2003, we sold investments to achieve these stated objectives. The overall investment rebalancing activities generated gains of $1.7 million in the first six months of 2003.

          Investment securities available for sale amounted to $131.0 million at December 31, 2002, a $69.6 million increase over the December 31, 2001 level of $61.4 million. The effects of unrealized gains (losses) on the portfolio were $1.4 million at December 31, 2002 and ($744,000) at December 31, 2001.

          The following table sets forth a summary of the investment securities portfolio at the periods indicated:

Investment Securities

	September 30,				December 31,

	2003		2002		2002		2001

	Balance	Percent	Balance	Percent	Balance	Percent	Balance

	(Dollars in thousands)

Available For Sale Securities US Government Agency Securities	$95,338	52.9%	$34,004	33.5%	$52,393	40.0%	$13,271

US Government Agency Collateralized Mortgage Obligations**	2,433	1.4%	7,888	7.8%	6,419	4.9%	15,464

US Government Agency Mortgage Backed Securities**	37,851	21.0%	33,157	32.6%	43,166	33.0%	19,043

Municipal securities	40,826	22.7%	24,645	24.2%	26,744	20.4%	11,586

FHLB & Federal Reserve Bank Common Stock	3,678	2.0%	1,383	1.4%	1,738	1.3%	953

Other investments	55	0.0%	560	0.6%	525	0.4%	1,129

Total Available For Sale Securities	$180,181	100.0%	$101,637	100.0%	$130,985	100.0%	$61,446

Held To Maturity Securities Certificate of Deposit	$100	100.0%	$100	100.0%	$100	100.0%	$100

Total Held To Maturity Securities	$100	100.0%	$100	100.0%	$100	100.0%	$100

Total Investment Securities *	$180,281		$101,737		$131,085		$61,546

[Additional columns below]

[Continued from above table, first column(s) repeated]

	December 31,

	2001	2000

	Percent	Balance	Percent

	(Dollars in thousands)

Available For Sale Securities US Government Agency Securities	21.6%	$13,046	86.6%

US Government Agency Collateralized Mortgage Obligations**	25.2%	985	6.5%

US Government Agency Mortgage Backed Securities**	31.0%	730	4.8%

Municipal securities	18.9%	-	0.0%

FHLB & Federal Reserve Bank Common Stock	1.6%	309	2.1%

Other investments	1.8%	-	0.0%

Total Available For Sale Securities	100.0%	$15,070	100.0%

Held To Maturity Securities Certificate of Deposit	100.0%	$100	100.0%

Total Held To Maturity Securities	100.0%	$100	100.0%

Total Investment Securities *		$15,170

*	Available For Sale investments at market value; Held to Maturity investments at cost basis.
**	Contractual maturities of collateralized mortgage obligations and mortgage backed securities are not reliable indicators of their expected life because mortgage borrowers have the right to prepay mortgages at any time. Additionally, callable agency securities may be called by the issuer prior to the contractual maturity.

          The following table summarizes the contractual maturity of the investment securities on an amortized cost basis and their weighted average yield at September 30, 2003:

Contractual Maturities of Investment Securities

	September 30, 2003

			After One Year
			but Within Five		After Five Year but
	Within One Year		Years		Within Ten Years		After Ten Years

	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Total	Yield

	(Dollars in thousands)
Available For Sale Securities

US Government Agency Securities	$-	0.00%	$-	0.00%	$91,712	4.41%	$3,961	5.87%	$95,673	4.47%

US Government Agency Collateralized Mortgage Obligations**	-	0.00%	-	0.00%	-	0.00%	2,411	8.17%	2,411	8.17%

US Government Agency Mortgage Backed Securities**	-	0.00%	-	0.00%	10,736	3.90%	27,163	4.32%	37,899	4.24%

States & Municipal Securities*	-	0.00%	-	0.00%	-	0.00%	41,743	5.71%	41,743	5.71%

Other securities	-	0.00%	-	0.00%	-	0.00%	3,733	4.63%	3,733	4.63%

Total Available For Sale Securities	$-	0.00%	$-	0.00%	$102,448	4.36%	$79,011	5.26%	$181,459	4.77%

Held To Maturity Securities Certificate of Deposit	$100	1.10%	$-	0.00%	$-	0.00%	$-	0.00%	$100	1.10%

Total Held To Maturity Securities	$100	1.10%	$-	0.00%	$-	0.00%	$-	0.00%	$100	1.10%

Investment securities are reflected herein at amortized cost. The fair value is $1.3 million lower than the amortized cost.

*	States & Municipal Securities yield is on a fully tax equivalent basis assuming a 34% federal tax rate.

**	Contractual maturities of collateralized mortgage obligations and mortgage backed securities are not reliable indicators of their expected life because mortgage borrowers have the right to prepay mortgages at any time.

Interest Rate Sensitivity Analysis and Interest Rate Risk Management

          Management evaluates interest rate sensitivity on a periodic basis. As part of the evaluation, we review our “static” gap position. Business and pricing strategies are adjusted based upon management’s view of likely interest rate scenarios in conjunction with the current balance sheet structure.

          The following table illustrates our interest sensitivity gap position at September 30, 2003. This table presents a position that existed on one particular day, that changes continually and that is not necessarily indicative our position at any other time:

Interest Sensitivity Analysis

	September 30, 2003

	Maturing or Repricing

	Within 3	4 - 12	1 - 5	Over 5
	Months	Months	Years	Years	Total

	(Dollars in thousands)

Interest Earning Assets:

Investment securities*	$1,965	$-	$1,393	$178,101	$181,459

Loans held for sale	26,478	-	-	-	26,478

Loans	51,232	13,327	32,423	10,977	107,959

Interest bearing deposits	100	-	-	-	100

Federal funds sold	28,153	-	-	-	28,153

Total interest earning assets	107,928	13,327	33,816	189,078	344,149

Interest bearing liabilities:

Interest-bearing demand deposits	16,633	-	-	-	16,633

Money market deposit accounts	19,043	-	-	-	19,043

Savings accounts & IRAs	3,458	-	-	-	3,458

Time deposits	12,009	41,072	47,908	19,254	120,243

Total interest-bearing deposits	51,143	41,072	47,908	19,254	159,377

FHLB Advances	-	-	-	13,000	13,000

Repos	29,234	-	-	-	29,234

Other borrowings	12,150	-	-	-	12,150

Total interest-bearing liabilities	92,527	41,072	47,908	32,254	213,761

Period Gap	$15,401	$(27,745)	$(14,092)	$156,824	$130,388

Cumulative Gap	$15,401	$(12,344)	$(26,436)	$130,388	$130,388

Cumulative Gap/Total Assets	4.17%	-3.35%	-7.16%	35.33%	35.33%

*	Investment securities are reflected herein at amortized cost on a contractual maturity basis. The fair value is $1.3 million lower than the amortized cost. Contractual maturities of collateralized mortgage obligations and mortgage backed securities are not reliable indicators of their expected life because mortgage borrowers have the right to prepay mortgages at any time. Callable agency securities may be called by the issuer prior to maturity.

          The cumulative negative gap position within one year was $12.3 million, or 3.4% of total assets, at September 30, 2003. The negative gap suggests that the net interest margin will increase in a market of falling interest rates, as liabilities will reprice faster than assets. This measurement technique is common in the financial services industry; however, it has limitations and is not the sole tool for measuring interest rate sensitivity.

          On a quarterly basis, we review our balance sheet on an “earnings credit” adjusted basis. This review of the balance sheet weights assets and liabilities that mature or reprice within one year. The assets and liabilities are weighted according to their specific correlation to movements in prime rate. An example of this is Federal Funds Sold, which is a market rate that directly correlates with the prime rate. This product has a 100% weighting. Another example is savings accounts. This deposit product has an administered rate that has little direct correlation to the prime rate. This product is weighted at 18%. Once the earnings credit adjusted gap position is compiled, we evaluate our interest rate risk position and take the steps to position the balance sheet appropriately in light of the view of interest rates. At September 30, 2003, the quarterly risk-adjusted balance sheet indicated that we are asset sensitive.

          An asset sensitive position means that we generally benefit from rising interest rates and suffer from declining interest rates. Our September 30, 2003 earnings credit adjusted position indicates that we are positioned for a rising rate environment, which is contrary to the results indicated on the preceding table. Our investment cash flow strategies along with our recent long term Federal Home Loan Bank advances and our brokered certificates of deposit are examples of steps we have taken in our interest rate risk monitoring activities. These transactions were executed to extend the maturities of our funding position. These steps assist us in managing our interest rate risk in a rising interest rate environment.

          As part of our interest rate risk management, we typically use the investment portfolio to balance our interest rate exposure. We purchase or sell fixed or floating rate investment products with longer or shorter durations, as necessary. Additionally, the pricing of deposits is adjusted within the market area to favor money market or certificates of deposits depending on the need for floating or fixed rate liabilities. The pricing of loan products is a function of interest rate risk management strategies and the market conditions in the area. In many cases, interest rate risk pricing desires are not consistent with the general market, which requires us to balance our interest rate risk through other products. An example of this is that in a declining rate environment, the loan customer typically prefers floating rate loans and banks typically desire fixed rate loans. In this example, we would add fixed rate securities or price money market deposits aggressively to balance the interest rate risk.

          There is no guarantee that the risk management and balance sheet management strategies we employ will be effective in periods of rapid rate movements. We believe our strategies are prudent in the base case of our modeling efforts as of the period end.

Noninterest Income and Expense

          The following table highlights the major components of noninterest income for the periods referenced:

	Nine Months
	Ended
	September 30,		Year Ended December 31,

	2003	2002	2002	2001	2000

	(Dollars in thousands)

Gain on loan sales	$4,946	$2,275	$2,995	$515	$-

Net gain on sale of securities	1,796	587	820	255	-

Net gain on trading activities	213	175	302	-	-

Deposit account service charges	127	79	114	85	38

Other	108	98	125	145	75

Total	$7,190	$3,214	$4,356	$1,000	$113

          The primary source of noninterest income is gains on the sale of residential mortgage loans. Gains from sales of mortgage loans were $4.9 million in the nine month period ended September 30, 2003. This represents a $2.6 million increase over the $2.3 million level in the first nine months of 2002. This growth in mortgage banking income is directly related to the expansion of Alliance Home Funding, along with the added benefit of the refinancing market that occurred in 2003. We added a second office to Alliance Home Funding in early 2003, which allowed us to grow our production staff significantly in 2003. In addition, members of our mortgage loan production staff are bilingual in Spanish and Eastern European languages.

These language capabilities have enabled us to establish relationships with bilingual realtors which, in turn, leads to new customers and increased purchase money mortgage transactions. We continue to market toward this growing population segment. One of our stated business strategies is to leverage our linguistic skills to expand our purchase money mortgage business base.

          In the first nine months of 2003, we had net gains of $1.8 million on the sale of investment securities. This represents an increase of $1.2 million over the 2002 level of $587,000. During 2003, we reallocated our investment portfolio to manage the high levels of actual and projected prepayments on collateralized mortgage obligations and mortgage backed securities. The repositioning of the portfolio generated a larger level of securities gains than we routinely experience in the ordinary course of business. We have separately disclosed net gains from securities held for a short period of time for the pair off of certain mortgage backed securities transactions. The net gain on trading activities amounted to $213,000 in the first nine months of 2003, compared to $175,000 for the first nine months of 2002.

          We charge our customers fees to process and maintain their accounts. The fee income generated from these activities is a modest component of our overall noninterest income.

          Our gains on mortgage loan sales amounted to $3.0 million during the year ended December 31, 2002. This represented a $2.5 million increase over the 2001 level of $515,000. This dramatic increase in mortgage banking income is a reflection of a full year of mortgage banking operations in 2002 and an expanded production team. Alliance Home Funding opened in July 2001 with a team of two people.

          As part of our routine balance sheet management strategy, a variety of investment securities were sold in 2002. The repositioning along with some pair off transactions resulted in gains of $1.1 million during the year ended December 31, 2002, compared to $255,000 during the year ended December 31, 2001.

          Routine banking fees such as account maintenance, insufficient funds, online banking, stop payment and wire transfer fees amounted to $114,000 for the year ended December 31, 2002, compared to $85,000 for the prior year. Our other noninterest income is predominantly from ATM fees.

          Noninterest expense for the nine months ended September 30, 2003 amounted to $8.8 million, compared to the 2002 level of $5.3 million. Salary and benefits expense for the nine months ended September 30, 2003 was $5.1 million, compared to the September 30, 2002 level of $2.9 million. The significant increase results from commissions and incentives paid on mortgage banking production as well as new personnel in Alliance Bank. Occupancy and furniture and equipment costs were up $536,000 from the 2002 level of $584,000. Other operating expenses amounted to $2.6 million in the first nine months of 2003, compared to $1.9 million in 2002. The costs associated with the branch openings are reflected by the increase in these expenses.

          Noninterest expense for 2002 amounted to $7.5 million, compared to the 2001 level of $3.6 million. The increase is directly related to our expansion activities. The largest component of noninterest expense is salaries and benefits. Salary and benefits expenses in 2002 were $4.1 million, or $2.4 million higher than the 2001 level of $1.6 million. As a growing organization, we expanded our retail, commercial and private banking staffs to meet growth and profitability targets. Additionally, the salaries, commissions and benefits associated with Alliance Home Funding contributed to the growth in salaries and other noninterest expense. Occupancy and furniture and equipment costs in 2002 were up $389,000 over the 2001 level of $504,000. Other operating expenses amounted to $2.5 million in 2002, compared to $1.4 million in 2001. In late 2001, we opened our Manassas Park Branch, and in August 2002 we opened our Reston location. The costs associated with opening these locations increased our other operating expenses due to marketing and general branch openings programs. In addition, our professional fees rose due to costs incurred in the establishment of the holding company.

          The components of other operating expenses for the periods referenced were as follows:

	Nine Months
	Ended
	September 30,		Year Ended December 31,

	2003	2002	2002	2001	2000

Business development	$406	$385	$465	$327	$214

Office expense	514	388	518	348	157

Operations expense	563	419	565	320	241

Audits and examinations	108	33	59	31	30

Risk management	121	35	45	25	21

Professional fees	598	470	596	260	191

Other	335	175	260	107	79

Total	$2,645	$1,905	$2,508	$1,418	$933

Deposits

      We have made a special effort to obtain deposits from title and mortgage loan closing companies, which generally provide a good source of non-interest bearing deposits. We have developed products and services using available technology that meet the needs of these customers. The balances on deposit with us from these depositors tend to fluctuate greatly during any given month, depending on transaction scheduling and overall market conditions. These balances represent a substantial portion of our non-interest bearing deposits, which creates a real estate industry concentration. We reduce our concentration risk by attracting and retaining the business of a number of different clients in the title insurance and mortgage loan closing business. In addition we actively market our banking products and services to new clients in the title insurance and mortgage loan closing business as part of our ongoing business operations. Our clients in these businesses have their own respective market niches such as, new home communities, FHA/ VA mortgage customers, certain geographic areas and bilingual clients. These deposits are subject to significant reduction during slow real estate markets. In order to meet the withdrawal needs of these customers, we monitor our liquidity, investment securities and lines of credit on a constant basis. We have sold and will in the future sell investment securities as a source of liquidity.

          We seek deposits within our market area by paying competitive interest rates, offering high-quality customer service and using technology to deliver deposit services effectively. At September 30, 2003, the deposit portfolio was $283.1 million, an $80.8 million increase over the September 30, 2002 level of $202.3 million. We have seen growth in several key categories over the periods compared. Demand deposits, NOW, money market and certificates of deposit have all grown in proportion to overall company growth. The effects of several key deposit gathering and branching initiatives have allowed our deposit and customer base to continually expand.

          From time to time, we gather time deposits from the wholesale marketplace. Brokered certificates of deposit allow us to fund loan and investment growth with minimal sales efforts. At September 30, 2003, we had $60.7 million in such deposits. The balance of the $60.7 million consists of two types of “brokered” deposits. At September 30, 2003, we had $9.5 million of brokered deposits that relate to a state government program and $51.2 million of brokered deposits that are part of a periodic marketing program by a licensed broker on our behalf. We entered into a series of brokered deposits during 2003 as part of a corporate initiative to extend the maturity of liabilities. The new issuances had a weighted average maturity of 2.5 years with a weighted average rate of 2.39%. As market conditions warrant and balance sheet needs dictate, we may participate in the wholesale certificates of deposit market.

          At December 31, 2002, deposits were $216.0 million, a $108.4 million increase over the December 31, 2001 level of $107.6 million.

          At December 31, 2002, we had $23.9 million in brokered deposits, compared to $3.0 million at December 31, 2001. The December 31, 2002 balance of $23.9 million consisted of $6.0 million of brokered deposits that relate to a government program and $17.9 million in brokered deposits that were issued as part of a marketing program by a licensed broker on our behalf. The $17.9 million was made up of two certificates of deposits. The first $11 million matured in January 2003, and the balance matured in August 2003. The December 31, 2001 balance of $3.0 million consisted entirely of brokered deposits that relate to a government program. In the competitive environment of the greater Washington, D.C. metropolitan area, brokered deposits offer a reasonable funding alternative for us and are solid support for our expanding franchise.

          The following table details the average amount of, and the average rate paid on, the following primary deposit categories for the periods indicated:

Average Deposits and Average Rates Paid

	Nine Months Ended September 30,				Year Ended December 31,

	2003		2002		2002		2001

	Average	Yield/	Average	Yield/	Average	Yield/	Average
	Balance	Rate	Balance	Rate	Balance	Rate	Balance

	(Dollars in thousands)

Interest bearing liabilities:

Interest-bearing demand deposits	$17,174	1.07%	$9,826	1.80%	$10,739	1.65%	$7,355

Money market deposit accounts	18,628	1.70%	16,169	2.24%	16,169	2.14%	10,369

Savings accounts	2,097	1.40%	1,063	1.89%	1,142	1.75%	719

Time deposits	103,196	2.91%	43,519	3.54%	49,554	3.44%	28,077

Total interest-bearing deposits	141,095	2.51%	70,577	2.97%	77,604	2.90%	46,520

Non-interest bearing deposits	94,730		48,457		58,652		29,174

Total deposits	$235,825		$119,034		$136,256		$75,694

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Year Ended December 31,

	2001	2000

	Yield/	Average	Yield/
	Rate	Balance	Rate

	(Dollars in thousands)

Interest bearing liabilities:

Interest-bearing demand deposits	2.37%	$3,405	2.61%

Money market deposit accounts	3.33%	5,419	3.75%

Savings accounts	2.50%	450	3.11%

Time deposits	5.67%	14,925	5.59%

Total interest-bearing deposits	4.57%	24,199	4.71%

Non-interest bearing deposits		10,025

Total deposits		$34,224

          The following is a summary of the maturity distribution of certificates of deposit at September 30, 2003:

Certificates of Deposit Maturity Distribution

	September 30, 2003

	Three Months	Three Months to	Over Twelve
	or Less	Twelve Months	Months	Total

	(Dollars in thousands)

Certificates of deposit:

Less than $100,000	$3,300	$28,040	$42,505	$73,845

Greater than or equal to $100,000	9,280	13,032	24,656	46,968

Total	$12,580	$41,072	$67,161	$120,813

Capital

      Alliance Bankshares and Alliance Bank are considered “well capitalized” under the risk-based capital guidelines adopted by the various regulatory agencies. Stockholders’ equity amounted to $19.6 million at September 30, 2003 and $17.1 million at September 30, 2002. Stockholders’ equity amounted to $17.6 million at December 31, 2002 and $13.7 million at December 31, 2001.

          Alliance Bankshares’ ability to pay cash dividends is restricted by banking regulations. We have not declared or paid cash dividends since inception. It is our general policy to retain earnings to support future organizational growth.

          In June 2003, Alliance Bankshares raised $10 million in trust preferred capital securities. Approximately $5.9 million of the issue is considered Tier I capital. The $4.1 million balance is considered Tier II capital. Alliance Bankshares is considered “well capitalized” in all periods presented. The following table shows our capital ratios and the minimum capital ratios currently required by bank regulators:

Risk Based Capital Analysis

	September 30,		December 31,

	2003	2002	2002	2001	2000

	(Dollars in thousands)

Tier I Capital:

Common stock	$12,947	$8,460	$8,460	$8,460	$3,328

Capital surplus	1,570	5,770	5,770	5,770	4,896

Retained earnings	5,891	1,578	2,404	(18)	(781)

Tier I Trust Preferred	5,102	-	-	-	-

Less: disallowed assets	-	-	-	(100)	(100)

Total Tier I capital	25,510	15,808	16,634	14,112	7,343

Tier II Capital:

Tier II Trust Preferred	4,898	-	-	-	-

Allowance for loan losses	1,369	910	1,066	610	430

Total Risk Based Capital	$31,777	$16,718	$17,700	$14,722	$7,773

Risk weighted assets	$172,685	$116,332	$135,629	$82,478	$46,295

Quarterly average assets	$378,750	$208,415	$258,344	$134,541	$62,183

						Regulatory
						Minimum

Capital Ratios:

Tier I risk based capital ratio	14.8%	13.6%	12.3%	17.1%	15.9%	4.0%

Total risk based capital ratio	18.4%	14.4%	13.1%	17.8%	16.8%	8.0%

Leverage ratio	6.7%	7.6%	6.4%	10.5%	11.8%	4.0%

Equity to assets ratio	5.3%	6.7%	6.3%	9.5%	10.6%	N/A

Purchased Funds

      This type of funding source includes repurchase agreements (which we offer to commercial customers and affluent individuals), federal funds purchased and treasury, tax and loan balances. Customer repurchase agreements amounted to $29.2 million at September 30, 2003, compared to $22.6 million at September 30, 2002. We purchased $12.0 million of overnight federal funds on September 30, 2003. We did not purchase any federal funds on September 30, 2002. At December 31, 2002, customer repurchases amounted $34.5 million, compared to $12.2 million at December 31, 2001. We did not have any outstanding federal funds purchased at December 31, 2002 and 2001.

          Customer repurchases are standard repurchase agreement transactions that involve an Alliance Bank customer instead of wholesale banks and brokers. We offer this product as an accommodation to larger retail and commercial customers that request safety for their funds beyond the FDIC deposit insurance limits. We believe this product offers us a stable source of financing at a reasonable market rate of interest. We do not have any open repurchase agreements with broker dealers.

Liquidity

      Our overall asset/liability strategy takes into account the need to maintain adequate liquidity to fund asset growth and deposit runoff. Our liquidity is impacted by the general growth of Alliance Bank, growth of Alliance Home Funding, the national and local mortgage refinance market and the investment portfolio. We have a variety of tools to manage our liquidity. These include pricing on loans and deposits, purchase or sale of investments, brokered deposits, the sale or participation of loans, and rates and fees on home mortgages. In addition, we have a variety of credit facilities at our disposal. Our funding department monitors our overall position daily. We can and will draw upon federal funds lines with correspondent banks, reverse repurchase agreement lines with correspondent banks and use FHLB advances. Our deposit customer base frequently has lower deposit balances in the middle of each month. The deposit balances generally rise toward the end of each month. As such, we use wholesale funding techniques to support our overall balance sheet growth.

          Our liquidity is directly impacted by Alliance Home Funding. As interest rates decline, mortgage refinances and home purchases increase. In addition to the impact of interest rate movements, Alliance Home Funding has been adding production personnel which we expect will increase loan originations and funding requirements. Alliance Bank provides a warehouse line of credit to Alliance Home Funding. The funds advanced on this line allow us to originate and hold mortgages until they are sold to third party investors. In 2003, advances under this line of credit averaged $35.5 million, compared to $12.7 million in 2002. Our general liquidity management activities take into account current and expected warehouse line of credit needs.

          In 2003, we expanded our use of brokered deposits as part of our core business growth and overall leverage strategy. In early 2003, we reissued a maturing brokered certificate of deposit with a series of new certificates of deposit at lower rates and longer maturities. As with any deposit product, we have potential risk for non-renewal by the customer or broker.

Recent Accounting Pronouncements

          On November 25, 2002, the Financial Accounting Standards Board (FASB) issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34. The Interpretation clarifies the requirements of FASB Statement No. 5, Accounting for Contingencies, relating to the guarantor’s accounting for, and disclosure of, the issuance of certain types of guarantees. The disclosure provisions of the Interpretation are effective for financial statements of interim or annual periods that end after December 15, 2002. However, the provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002, irrespective of a guarantor’s year-end. The Interpretation did not have an impact on our consolidated financial statements.

          On January 17, 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51. The primary objective of the Interpretation is to provide guidance on the identification of, and financial reporting for, entities over which control is achieved through means other than voting rights. These entities are known as variable-interest entities (VIEs). Although the FASB’s initial focus was on special-purpose entities, the final guidance applies to a wide range of entities. Once it goes into effect, the Interpretation will be the guidance that determines (1) whether consolidation is required under (a) the “controlling financial interest” model of Accounting Research Bulletin No. 51, Consolidated Financial Statements, or (b) other existing authoritative guidance, or, alternatively, (2) whether the variable-interest model under the Interpretation should be used to account for existing and new entities. For public entities, the Interpretation is effective no later than the beginning of the first interim or annual reporting period beginning after June 15, 2003 for VIEs created before February 1, 2003, and is effective immediately for VIEs created after January 31, 2003. The Interpretation will not have an impact on our consolidated financial statements.

          In April 2003, the FASB issued Statement No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, Accounting for

Derivative Instruments and Hedging Activities. This Statement is effective for contracts entered into or modified after June 30, 2003 and is not expected to have an impact on our consolidated financial statements.

          In May 2003, the FASB issued Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This Statement establishes standards for classifying and measuring certain financial instruments with characteristics of both liabilities and equity. It requires an issuer to classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatory redeemable financial instruments of nonpublic entities. Adoption of this Statement did not result in an impact on our consolidated financial statements.

BUSINESS

Overview and History

      Alliance Bankshares Corporation is a single-bank holding company headquartered in Chantilly, Virginia. We were incorporated in Virginia on May 22, 2002 and acquired all of the shares of Alliance Bank Corporation in a statutory share exchange on August 16, 2002. Our primary asset is Alliance Bank Corporation.

      Alliance Bank is a state-chartered commercial bank. Alliance Bank was incorporated in Virginia on July 24, 1996 and opened on November 16, 1998. Alliance Home Funding, LLC, a wholly owned subsidiary of Alliance Bank, opened in July 2001 to pursue and execute our strategic initiative of engaging in mortgage banking.

      Our business operations are focused in the greater Washington, D.C. metropolitan area. We have five full-service banking offices in Northern Virginia and three mortgage origination offices in the Washington, D.C. metropolitan area.

      We provide customized banking solutions to small and medium sized businesses, entrepreneurs, professionals, consumers and high net worth clients. We target customers throughout the greater Washington, D.C. metropolitan area, with a primary concentration of customers in Northern Virginia. Our products include a broad array of commercial and retail banking services and products, including commercial, real estate, home equity and consumer loans and checking, savings, money market and certificate of deposit accounts. We offer consumer and corporate credit cards through a third party processor. Alliance Home Funding originates first and second mortgage loans to individuals in our market area. As part of our overall risk management strategy, mortgage loans are sold to major national mortgage banking or financial institutions. All servicing rights are sold with the mortgage loan. The corporate objective of Alliance Home Funding is to generate gains on sales of loans. From time to time, Alliance Bank may purchase loans originated by Alliance Home Funding.

      The key components of our revenue are interest income and fees on loans, investment income and gains on sales of securities, as well as gains on sales of mortgage loans. As a community focused banking organization, we strive to develop solid long term customer relationships that can translate into loans and deposit balances. We believe we can effectively deploy excess cash and cash flows into investments in the event the customer loan needs are not consistent with our credit policies. Since 2001, we have generated deposits at a significantly faster pace than loans. Recent economic conditions, such as the poor global and regional corporate earnings and other general slowing economic conditions, have favored investments over loans. Our loan and investment strategies balance the need to maintain adequate liquidity through excess cash or federal funds sold with opportunities to appropriately leverage our capital. Our investment portfolio has grown as a percentage of total assets as a byproduct of the strong deposit growth. We intend to grow our loan portfolio as fast as we can, consistent with maintaining strong credit quality. We have had $46,000 of loan charge-offs since inception. Our net charge-offs have consistently been less than .05% of average loans since inception.

Growth Strategy

      Banking consolidation within the greater Washington, D.C. metropolitan area continues, and we believe that this consolidation presents a significant opportunity for us to continue to build a dynamic, community-oriented banking franchise. We have grown now to five bank branches and three mortgage origination offices (Reston opened in February, 2004), and opened two banking offices per year during 2002 and 2003. We intend to continue to expand our business through internal growth and geographic expansion within Fairfax County and adjacent counties while maintaining strong asset quality and sustaining our profitability.

      Our growth strategy includes the possibility of acquiring existing financial institutions within the greater Washington, D.C. metropolitan area. Some of these branch facilities may be available for acquisition with deposit accounts and/or loan portfolios. In June 2003, we opened our Ballston office and in December 2003, we opened our office in Tysons Corner.

      Part of our expansion plan involves the acquisition of former branch sites and/or banking personnel from other financial institutions that are closed as a result of the ongoing consolidation in our market area. During 2002 we relocated our headquarters to new space in order to make space available at our Fair Lakes office for lending and other branch-related personnel. Although the opening of additional facilities increases our operating expenses, we have and will continue to stage new branch openings in an effort to minimize the impact of these expenses on the results of our operations.

      Ongoing consolidation in our market has also created significant opportunities to attract new customers. As a community-focused financial institution, we offer products and services in a manner that distinguishes us from larger financial institutions. As financial institution consolidation creates customer dissatisfaction, we find opportunities to serve these customers within our existing branch network.

      Our growth strategy also includes investing the necessary capital to expand our lending activities. A larger capital base will give us a larger legal lending limit, which we believe will create greater opportunities for our commercial and real estate lending activities. In view of the ongoing expansion and growth in the greater Washington, D.C. metropolitan area, we believe there are substantial growth opportunities in the small to medium-sized home builders sector of our local economy. A larger legal lending limit will also allow us to do business with larger customers, including larger residential home builders and certain other commercial loan customers. At September 30, 2003, our legal lending limit was $3.8 million, which is 15% of Alliance Bank’s capital and the allowable portion of other Tier I capital items.

      We also plan to continue our focus on specialized customer services. We have made a special effort to obtain deposits from title and mortgage loan closing companies, which represent a substantial percentage of our non-interest bearing deposits. Through the use of proprietary software, enhanced customer service, and the most recent technology, we are able to deliver an array of services that are very attractive and affordable for title insurance agencies, many of which maintain significant escrow balances with us. Our growth strategy includes expanding the number of customers in this market segment by continuing to provide the highest quality of customer service and the latest technology devoted to this industry. Meeting the withdrawal needs of these customers requires that we maintain greater than normal short term liquidity.

      We plan to recruit additional experienced lenders, both in the commercial lending and residential mortgage lending area. We plan to hire additional loan officers to expand the commercial loan segment of our portfolio, which will yield greater return and portfolio diversification. In addition, our recruiting strategies for mortgage lending personnel are targeted at lenders who originate a high level of home purchase financing, as opposed to existing mortgage refinancing, to target an ongoing revenue stream from mortgage lending transactions that is not overly dependent upon an interest-rate driven refinance market.

      We also plan to broaden our financial product and service offerings. Through Alliance Bank and a joint venture with LINSCO Private Ledger, Inc., we provide full-service brokerage account services for our clients. While this capability is presently marketed only to a narrow segment of our customer base, we plan to expand this portion of our product offering in the future. Plans to expand are dependent on hiring additional personnel, making additional facilities available, and targeting a larger segment of our customer base as well as new customers interested in these products and services.

      Our strategic plan is based on the premise of enhancing shareholder value through growth, branching and operating profits. Our short-term goals include creating an attractive branch network, expanding fee income, expanding our core banking services and products and offering attractive residential mortgages to clients and area consumers. The capital generated through the offering will allow us to expand our branch network, attract new production personnel and expand our relationships with key clients through a larger legal lending limit.

      Our management team believes a diverse revenue stream is important to our company. We expanded our business base in 2001 to include mortgage banking. This was a key step in the diversification process. We anticipate allocating more resources towards brokerage and investment services in 2004. The sales generated from this program will enable us to grow our revenue base while enhancing our customer service and retention. We have considered, and may in the future consider, further expansion into nonbanking activities such as insurance.

Location and Market Area

      Our primary market is the greater Washington, D.C. metropolitan area, which includes the Northern Virginia counties of Fairfax, Prince William, Arlington, Fauquier, and Loudoun; the Northern Virginia cities of Alexandria, Manassas, Manassas Park, Fairfax, and Falls Church; the Maryland counties of Montgomery, Frederick, and Prince Georges; and the District of Columbia. We are located in Fairfax, Virginia, a key area within the Northern Virginia market. Our branches are in Fairfax County, Arlington County, and Prince William County. Our main banking office is located in the Fair Lakes area of Fairfax. We have additional offices in the City of Manassas Park, Reston, Ballston and most recently Tysons Corner. Alliance Home Funding serves a broad market in the greater Washington, D.C. metropolitan area. Its three mortgage origination offices are located in Fairfax, Manassas and Reston. In addition to the offices for Alliance Bank and Alliance Home Funding, we also lease administrative space in Chantilly, Virginia. The Chantilly location serves as our corporate headquarters.

      Based on 2000 U.S. Census data, the population of the greater Washington, D.C. metropolitan area was approximately 4.5 million people. The average medium household income reported in this census data for the jurisdictions constituting this market area was approximately $64,200, compared to a national medium household income of approximately $42,000. Estimates released by the U.S. Bureau of Labor Statistics for September, 2003, indicate an unemployment rate for the greater Washington, D.C. metropolitan area of approximately 3.3%, compared to a national unemployment rate of approximately 5.8%. Based on the deposit information provided by the FDIC at September 30, 2003, total deposits in the metropolitan area were approximately $104 billion.

Competition

      The banking business is highly competitive. We compete with other commercial banks, savings associations, credit unions, mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market mutual funds and other financial institutions operating in our primary market area and elsewhere.

      We are based in the heart of the Northern Virginia market. We have been able to effectively leverage our talents, contacts and location to achieve a strong financial position for a relatively new bank. However, our primary market area is highly competitive and heavily branched. Competition in our primary market area for loans to small and medium-sized businesses, individuals and professionals, is intense, and pricing is important. Most of our competitors have substantially greater resources and lending limits than we do and offer extensive and established branch networks and other services, that we do not expect to provide in the near future. Moreover, larger institutions operating in our primary market area have access to borrowed funds at a lower rate than is available to us. Deposit competition is strong among institutions in our primary market area. As a result, it is possible that we may, to remain competitive, pay above-market rates for deposits. Despite strong competition, we are experiencing success in our primary market area because the area is reacting favorably to our community focus and our emphasis on service to the small and medium-sized business community, individuals and professionals.

      Recent mergers of community banks into regional banks have increased the presence of large regional bank holding companies in our already competitive marketplace. These mergers have created opportunities for community-focused, prudently managed, small and medium-sized business-oriented banks. However, our board of directors is aware of the competition that these institutions offer. Our board believes it is a significant advantage to be a community owned and operated state bank interested exclusively in small and medium-sized businesses, individuals and professionals in the Northern Virginia market and the surrounding greater Washington, D.C. metropolitan area and adjacent counties.

Banking Products and Services

      Our principal business is accepting deposits from the public and making loans and other investments. Deposits are our major source of funding, while loan products and investments serve as our major use of our funds. We are committed to providing high quality deposit products and loan products to our customers, and we have made significant investments in our core banking systems that support virtually all of our banking functions. Our deposit activities, loan products and investments and funding are described below.

Deposit Activities

      Deposits are the major source of our funding. We offer a broad array of deposit products that include Demand, NOW, money market and savings accounts as well as certificates of deposit. We typically pay a competitive rate on the interest bearing deposits to garner our share of the market. As a relationship-oriented bank, we seek generally to obtain deposit relationships with our loan clients. As our overall balance sheet position dictates, we may become more or less competitive in our interest rate structure as our liquidity position changes. Additionally, we may use brokered deposits to augment our funding position.

Lending Activities

      Our primary focus is on making loans to small businesses and consumers in our local market area. In addition, we also provide a wide range of real estate finance services. Our primary lending activities are principally directed to our primary market area in Fairfax County and adjacent areas.

      Loan Portfolio. The loan portfolio was $108.0 million at September 30, 2003, compared to $69.9 million at September 30, 2002.

      Commercial Business Lending. Our commercial business lending consists of lines of credit, revolving credit facilities, term loans, equipment loans, Small Business Administration loans, stand-by letters of credit and unsecured loans. Commercial loans are written for any business purpose including the financing of plant and equipment, the carrying of accounts receivable, general working capital, contract administration and acquisition activities. Our client base is diverse, and we do not have a concentration of loans in any specific industry segment. Commercial business loans are generally secured by accounts receivable, equipment and other collateral such as marketable securities, cash value of life insurance, and Alliance Bank time deposits. Commercial business loans have a higher degree of risk that residential mortgage loans. To manage these risks, we generally obtain appropriate collateral and personal guarantees from the borrower’s principal owners and monitor the financial condition of our business borrowers. Commercial loans represented 24.9% of the loan portfolio or $26.9 million at September 30, 2003, compared with 28.9% or $20.2 million at September 30, 2002. Commercial loans represented 19.9% of the loan portfolio or $16.5 million at December 31, 2002, compared with 22.8% or $12.1 million at December 31, 2001.

      Commercial Real Estate Lending. We finance commercial real estate for our clients. We generally finance owner-occupied commercial real estate at a maximum loan–to-value ratio of 80%. However, in many cases our loan-to-value ratio is less than 80%. Our underwriting policies and processes focus on the clients’ ability to repay the loan, as well as assessment of the underlying real estate. Risks inherent in managing a commercial real estate portfolio include sudden or gradual drops in property values as well as changes in the economic climate. We attempt to mitigate these risks by carefully underwriting loans of this type, as well as following our loan-to-value standards. Commercial real estate loans, which are predominantly owner-occupied, were $35.1 million, or 32.5% of the loan portfolio at September 30, 2003, compared to $16.9 million or 24.1% of the loan portfolio at September 30, 2002. Commercial real estate loans were $24.7 million, or 29.9% of the loan portfolio at December 31, 2002, compared to $15.1 million or 28.6% of the loan portfolio at December 31, 2001.

      Real Estate Construction Lending. The real estate construction segment of our loan portfolio is predominantly residential in nature and is comprised of loans with short duration, meaning maturities typically of nine months or less. Residential houses under construction and the underlying land for which the loan was obtained secure the construction loans. Approximately 85% of these loans are concentrated in the Northern Virginia market. Construction lending entails significant risks compared with residential mortgage lending. These risks involve larger loan balances concentrated with single borrowers, with funds advanced on the security of the land or home under construction, which is estimated prior to the completion of the home. Thus it is more difficult to evaluate accurately the total loan funds required to complete a project and related loan-to-value ratios. To mitigate these risks, we generally limit loan amounts to 80% of appraised values and obtain first lien positions on the property taken as security. Additionally, we offer real estate construction financing to individuals who have demonstrated the ability to obtain a permanent loan.

      Residential Real Estate Lending. We offer a variety of consumer-oriented residential real estate loans. Approximately 98% of our portfolio is made up of home equity loans to individuals. Our home equity portfolio gives us a diverse client base. Although most of these loans are in the Northern Virginia area, the diversity of the individual loans in the portfolio reduces our potential risk. Residential real estate loans (home equity and fixed rate mortgage loans) were $27.4 million, or 33.1% of the total loan portfolio at December 31, 2002, and $33.9 million or 31.5% of the loan portfolio at September 30, 2003.

      Mortgage Lending. We have diversified our core banking revenue stream with the addition of our mortgage banking unit, Alliance Home Funding, which opened in July 2001 with one location. Over the past two years we have greatly expanded our mortgage banking operations. We opened our third mortgage production office on February 12, 2004. Through Alliance Home Funding, we originate conforming and non-conforming home mortgages in the greater Washington, D.C. metropolitan area. As part of our overall risk management strategy, all loans are sold on a correspondent basis to major national mortgage banking or financial institutions. All servicing rights are sold with the mortgage loan. The corporate objective of Alliance Home Funding is to generate gains on sales of loans for Alliance Bank.

      The size and growth of Alliance Home Funding also creates risks for Alliance Bankshares. Our net income includes large amounts of gains on the sale of mortgage loans. In the first nine months of 2003, loan sale gains were $4.9 million, compared to $2.3 million for the first nine months of 2002. Salary and benefit expenses related to Alliance Home Funding increased substantially during the periods mentioned. The loan officers associated with Alliance Home Funding receive their compensation on a commission basis. Thus the significant increase in loan origination and gains on loan sales have had a similar effect on our salary expense. Our corporate profitability has benefited by the record performance of Alliance Home Funding in 2003.

      Maintaining a high level of loan sale gains depends primarily on continuing to originate mortgage loans at similar volume levels. The production levels are sensitive to changes in economic conditions and can suffer from decreased economic activity, a slowdown in the housing market or higher interest rates. Generally, any sustained period of decreased economic activity or higher interest rates could adversely affect our mortgage originations and, consequently, reduce our income from mortgage banking activities. As a result, these conditions may adversely affect our net income. We attempt to mitigate our risks by offering adjustable rate mortgage products which typically have lower interest rates, pursuing purchase money mortgage transactions, expanding our loan origination staff and focusing our efforts in diverse multicultural markets.

      In addition, mortgage banking activities generally involve risks of loss if secondary mortgage market interest rates increase substantially while a loan is in the “pipeline” (the period beginning with the application to make or the commitment to purchase a loan and ending with the sale of the loan). Our policy is to reduce this interest rate risk by selling each mortgage loan when the borrower locks in the interest rate on the loan.

      Consumer Installment Lending. We offer various types of secured and unsecured consumer loans. We make consumer loans primarily for personal, family or household purposes as a convenience to our customer base since these loans are not the primary focus of our lending activities. As a general guideline, a consumer’s total debt service should not exceed 40% of the consumer’s gross income. The underwriting standards for consumer loans include a determination of the applicant’s payment history on other debts and an assessment of his or her ability to meet existing obligations and payments on the proposed loan. The stability of the applicant’s monthly income may be determined by verification of gross monthly income from primary employment and additionally from any verifiable secondary income.

      Consumer loans may entail greater risk than do residential mortgage loans, particularly in the case of unsecured consumer loans, such as lines of credit, or loans that are secured by rapidly depreciable assets such as automobiles. In such cases, any repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment of the outstanding loan balance as a result of the greater likelihood of damage, loss or depreciation. The remaining deficiency often does not warrant further substantial collection efforts against the borrower. In addition, consumer loan collections are dependent on the borrower’s continuing financial stability, and thus are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. Furthermore, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount which can be recovered on such loans. Such loans may also give rise to claims and defenses by a consumer loan borrower against an assignee of such loan such as us, and a borrower may be able to assert against such assignee claims and defenses which it has against the seller of the underlying collateral. We add general provisions to our loan loss allowance at the time that the loans are originated. Consumer loan delinquencies often increase over time as the loans age. We have very few unsecured consumer loans.

      Credit Policies and Administration. We have adopted a comprehensive lending policy, which includes stringent underwriting standards for all types of loans. Our lending staff follows pricing guidelines established periodically by our management team. In an effort to manage risk, all credit decisions in excess of the officers’ lending authority must be approved prior to funding by a management loan committee and/or a board of directors-level loan committee. Any loans above $1.5 million require full board of directors approval. Management believes that it employs experienced lending officers, secures appropriate collateral and carefully monitors the financial conditions of its borrowers and the concentration of such loans in our portfolio.

      In addition to the normal repayment risks, all loans in our portfolio are affected by the state of the economy and the related effects on the borrower and/or the real estate market. Generally, longer-term loans have periodic interest rate adjustments and/or call provisions. Senior management monitors the loan portfolio closely to ensure that past due loans are minimized and that potential problem loans are dealt with promptly. In addition to the internal business processes employed in the credit administration area, we retain an outside credit review firm to review the loan portfolio. A detailed annual review is performed, with an interim update occurring at least once a year. Results of the report are used to validate our internal loan ratings and to review independent commentary on specific loans and loan administration activities.

      Lending Limit. At September 30, 2003, our legal lending limit for loans to one borrower was $3.8 million. As part of risk management strategy, we maintain internal “house” limits below our legal lending limit. When we receive customer requests in excess of our legal lending limit, we evaluate the credit risk under our normal guidelines. Approved transactions exceeding our lending limit are sold and funded by other banks. This practice allows us to serve our clients business needs as the arise. All loans above $1.5 million require full board of directors approval.

Brokerage and Investment Services

      We provide brokerage and investment services through a contract between LINSCO Private Ledger, Inc. and Alliance Bank. Under this arrangement, financial advisors offer our customers a diverse array of financial products and services, including estate planning, qualified retirement plans, annuities, mutual funds, life insurance, fixed income securities, and equity research and recommendations.

      We entered into our arrangement with LINSCO Private Ledger in January 2003, following the termination of an arrangement with Raymond James & Associates, Inc. at the end of 2002 as part of a realignment of that company’s joint venture products with community banks.

Investments and Funding

      We balance our liquidity needs based on loan and deposit growth via the investment portfolio and purchased funds. It is our goal to provide adequate liquidity to support our loan growth. In the event we have excess liquidity, investments are used to generate positive earnings. In the event deposit growth does not fully support our loan growth, a combination of investment sales, repossessions, federal funds and other purchased funds will be used to augment our funding position.

      Our investment portfolio is actively monitored and is generally classified as “available for sale.” Under such a classification, investment instruments may be sold as deemed appropriate by management. On a monthly basis, the investment portfolio is marked to market as required by FASB Statement No. 115. Additionally, the investment portfolio is used to balance our asset and liability position. We will invest in fixed rate or floating rate instruments.

Properties

      We typically lease our branch and office locations. Our business model seeks to reduce the level of fixed asset investments. In securing space, we are generally responsible for build out costs, furniture and fixtures, computers, telephones and bank specific equipment such as vaults, alarms and ATMs.

      We believe a natural evolution of a community-focused bank is to expand the delivery channels via the branch network. We plan to take advantage of strategic opportunities presented to us via mergers and consolidation occurring in our marketplace. We may lease branches that are being closed by other banks. Additionally, we will pursue key market locations for new branch facilities.

      The following table highlights our facilities:

Address	Type of Facility	Base Lease Expiration(1)

14280 Park Meadow Drive Chantilly, Virginia	Corporate Headquarters	October 2007
12735 Shops Lane Fairfax, Virginia	Main banking office, Full service branch, ATM	November 2008
11730 Plaza America Drive Reston, Virginia	Full service branch, ATM	August 2012
4501 North Fairfax Drive Arlington, Virginia	Full service branch, ATM	June 2013
8221 Old Courthouse Road Vienna, Virginia	Full service branch, ATM	October 2008
9150 Manassas Drive Manassas Park, Virginia	Full service branch, ATM	August 2004
10400 Eaton Place Fairfax, Virginia	Mortgage banking headquarters Mortgage banking office	July 2006
9200 Church Street Manassas, Virginia	Mortgage banking office	January 2010
1840 Michael Faraday Drive Reston, Virginia	Mortgage banking office(2)	December 2008

(1)	Each lease has one or more renewal options that may be exercised at our discretion subject to terms and conditions outlined in each specific lease.
(2)	Opened on February 12, 2004.

     We believe that all of our properties are maintained in good operating condition and are suitable and adequate for our operational needs.

      We will use the internet, consistent with applicable regulatory guidelines, to augment our growth plans. As a result, we will deliver online account access, bill payment and commercial cash management via eAlliance Online. Certain loan and deposit products may be offered from time to time on our respective websites. We view the internet as a supplementary product delivery channel that meets the time and convenience needs of many of our current and future clients.

Employees

      As of September 30, 2003 we had 75 full-time and 5 part-time employees. None of our employees are covered by any collective bargaining agreements, and relations with our employees are considered good. We maintain a employee benefit program that includes health, dental, life and disability coverage as well as a 401(k) program.

Legal Proceedings

      From time to time, we may be involved in litigation relating to claims arising in the normal course of our business. In the opinion of management, final disposition of any pending or threatened legal matters will not have a material adverse effect on our financial condition or results of operations.

      Alliance Bank has recently become a defendant in an action brought by First American Title Insurance Company in the Circuit Court of Fairfax County, Virginia. The claim against Alliance Bank is for an amount up to $715,000. First American alleges that Alliance Bank had a duty to inform First American of certain transactions executed in escrow accounts maintained by a third party at Alliance Bank. We believe the transactions were properly authorized by the account holder and that we had no relationship with First American regarding the specific Alliance Bank customer accounts in question. We are vigorously defending this action.

MANAGEMENT

The Board of Directors

      Our board of directors currently consists of 8 members. The board of directors is divided into three classes, two of which consist of three members and one of which consists of two members. These directors serve for the terms of their respective classes, which expire in 2004, 2005 and 2006. The following table sets forth the composition of the board of directors:

Class B	Class C	Class A
(Term expiring in 2004)	(Term Expiring in 2005)	(Term Expiring in 2006)

Thomas P. Danaher	Lawrence N. Grant	Harvey E. Johnson, Jr.
William M. Drohan	Serina M. Moy	Robert G. Weyers
George S. Webb	Thomas A. Young, Jr.

      The following information sets forth as of December 22, 2003, the names, ages, principal occupations and business experience for our directors. Unless otherwise indicated, the business experience and principal occupations shown for each director has extended five or more years.

      Thomas P. Danaher (76), is the Chairman of the board of directors. Mr. Danaher is the founder of Danaher Insurance, a general insurance agency located in Annandale, Virginia. He is an active member of all Alliance Bankshares, Bank and Alliance Home Funding committees. He is past President of the Northern Virginia Association of Insurance Agents and has served on agent advisory boards for three major companies. He is an active member of the Service Corps of Retired Executives, Small Business Administration (SBA) and lectures on business insurance at SBA workshops. Mr. Danaher resides in Alexandria, Virginia. He has been a director of Alliance Bankshares since its inception in 2002 and has been a director of Alliance Bank since 1997.

      William M. Drohan (48), is a resident of Great Falls, Virginia, and is the President of the Drohan Management Group, an association management and consulting firm. He chairs the Asset/ Liability and Budget committee. Mr. Drohan formerly served as Executive Director of the National Association of State Credit Union Supervisors. He serves on the board of directors of the American Society of Association Executives Association Management Company Section and is a member of the Greater Washington Society of Association Executives and the Reston Chamber of Commerce. Mr. Drohan holds BS and MBA degrees. He has been a director of Alliance Bankshares since its inception in 2002 and has been a director of Alliance Bank since 1997.

      Lawrence N. Grant, CLUR, CPCU (64), founded the Independent Insurance Center, Inc., which writes property and casualty, bonding, life and health coverage for commercial and personal clients, specializing in contractors, restaurants, auto services, and high tech companies, with offices in Leesburg and Winchester, Virginia. Mr. Grant is also President of Fire Mark Insurance Associates, Inc. and is the Vice-President of Associated Risk Managers of Virginia, Inc. Mr. Grant resides in Leesburg, Virginia. He has been a director of Alliance Bankshares since its inception in 2002 and has been a director of Alliance Bank since 1996.

      Harvey E. Johnson, Jr. (66), is a resident of Arlington, Virginia, is a certified public accountant and has been in public accounting for 37 years. He currently owns his own CPA practice in Arlington, Virginia. Mr. Johnson is chairman of the loan committee and is co-chair of the audit committee. He has been a director of Alliance Bankshares since its inception in 2002 and has been a director of Alliance Bank since 1996.

      Serina Moy (48), is a resident of Silver Spring, Maryland and is a principal in Moy, Cheung & Company, a local accounting firm. She became an NTPI Master in Taxation in 2002. Ms. Moy is co-chair of the audit committee. She is a member of an IRS Focus Group working on improving IRS programs and services, a member of the advisory council to the SBA, a member of the AICPA and CAEA Task Force and was an advisor to the Federal Government Single Web Site on the Internet. Ms. Moy serves as advisory counsel for a number of Chinese trade and non-profit organizations in the United States. She has been a director of Alliance Bankshares since its inception in 2002 and has been a director of Alliance Bank since 1997.

      George S. Webb (62), is a resident of Fairfax, Virginia and is the owner and President of the Airston Group, a home building company dedicated to construction of quality homes and personal attention to their homeowners in Fairfax and Prince William Counties and the City of Alexandria. He chairs the Marketing Committee. The Airston Group, which Mr. Webb started in 1976, has won several awards for quality, design and innovation. Mr. Webb is very active in Northern Virginia real estate and is a member of the Northern Virginia Building Association and the National Association of Home Builders. He has been a director of Alliance Bankshares since its inception in 2002 and has been a director of Alliance Bank since 1997.

      Robert G. Weyers (68), is the former owner and former President of KBR Corporation, a commercial and industrial renovation company doing business in the Washington, D.C. metropolitan area, which he sold in 2003. He chairs the Personnel Committee. Mr. Weyers resides in Fairfax Station, Virginia. He has been a director of Alliance Bankshares since its inception in 2002 and has been a director of Alliance Bank since 1996.

      Thomas A. Young, Jr. (52), was named President and CEO of Alliance Bank in December 2000. He became President and CEO of Alliance Bankshares when it was formed in May 2002. Mr. Young is an active member of several board committees. Mr. Young’s initial role with Alliance Bank was as a Senior Vice President and Lender starting in August 1998. He served as Senior Credit Officer from 1999 to 2000, and served as interim President beginning October 2000. Prior to joining Alliance Bank, Mr. Young worked at First Union after its acquisition of Signet Bank in November 1997. From October 1983 to November 1997, he served as a Vice President/ Commercial Lender for Signet Bank. Mr. Young has over 32 years of experience in banking and currently resides in Manassas, Virginia. He has been a director of Alliance Bankshares since its inception in 2002 and has been a director of Alliance Bank since 2002.

Executive Officers Who Are Not Directors

      Paul M. Harbolick, Jr., CPA (44), is the Executive Vice President and Chief Financial Officer. Mr. Harbolick has 22 years of financial management experience. He served as Senior Vice President and Chief Financial Officer of Alliance Bank from October 1999, and of Alliance Bankshares since it was formed in May 2002, until September 2002, when he became Executive Vice President and Chief Financial Officer of both companies. He served as an Accounting Manager for Freddie Mac from March 1997 to October 1999. He was a Vice President with George Mason Bank from 1995 to 1997. Mr. Harbolick currently serves on the board of directors of Loudoun Healthcare, Inc.

      Frank H. Grace, III (45), is a Senior Vice President and oversees the Private Client Services offered by Alliance Bank. Mr. Grace joined Alliance Bank in December 1999 to oversee the bank’s wealth management program. He has served as Senior Vice President of Alliance Bank since December 1999 and of Alliance Bankshares since it was formed in May 2002. Mr. Grace has over 25 years of banking experience. Prior to joining Alliance, he spent 15 years with Wachovia Corporation and its predecessor organizations as a Vice President and Principal working in wealth management, cash management and retail programs. Mr. Grace is licensed under a Series 24, 63, 66 and 7 arrangement to offer securities and brokerage advice to customers under a dual employment agreement with Linsco Private Ledger. He serves as a trustee of the Fairfax County Uniformed Retirement Board. In addition, he is active in a number of civic and nonprofit organizations in the Washington, D.C. area.

      Craig W. Sacknoff (53), is a Senior Vice President. He has worked for Alliance Bank since July 1998. He became a Senior Vice President of Alliance Bank when it opened in November 1998 and of Alliance Bankshares when it was formed in May 2002. Mr. Sacknoff served as Vice President/ Commercial Lending of Patriot National Bank from 1991 to 1998. Mr. Sacknoff has over 33 years of experience in banking including commercial, real estate, construction, mortgage and retail positions. Mr. Sacknoff resides in Fairfax, VA.

      Robert H. Turley (43), is the President and Chief Executive Officer of Alliance Home Funding, LLC. Mr. Turley opened Alliance Home Funding in July 2001. Mr. Turley has been a mortgage banker in the Washington Metropolitan area since 1984. He served as Senior Vice President of Production for George Mason Mortgage from 1989 until 1994, when he became owner and Chief Executive Officer of Turbo Financial Services, a licensed mortgage broker company. Mr. Turley resides in Fairfax, VA and is a graduate of George Mason University.

Compensation of Directors

      Effective January 2003, each non-executive directors received a monthly fee of $750. The fee represents compensation for the monthly board meetings and participation in the various committee meetings. In addition, the Chairman of the board of directors receives an annual retainer of $5,000, the Chairman of the Loan Committee receives an annual retainer of $2,500, and the Chairman of the Audit Committee receives an annual retainer of $1,000.

      On September 15, 1999, each non-employee director was granted a non-qualified option to purchase 27,000 common shares at $4.45 per share. On June 26, 2002, each non-employee director was granted a non-qualified option to purchase 2,025 common shares at $5.33 per share. These options were granted pursuant to Alliance Bank’s 1999 Stock Option Plan, which has been assumed by Alliance Bankshares. The options have performance-based vesting schedules and were fully vested at December 31, 2002.

      On May 28, 2003, each non-employee director was granted a non-qualified option to purchase 3,750 common shares at $11.11 per share. The options vest over multiple years and none of the options were vested at September 30, 2003.

Executive Compensation

      The following table shows the cash and non-cash compensation paid to Mr. Thomas A. Young, Jr., our President and Chief Executive Officer, and to our next four most highly compensated executive officers for 2003, 2002 and 2001.

					Long-term Compensation
					Awards
	Annual Compensation(1)
					Securities Underlying	All Other
Name and Principal Position	Year		Salary	Bonus	Options(#)(3)	Compensation(4)

Thomas A Young, Jr.	2003		$175,881	$143,000	34,500	$5,128
President and CEO	2002		$140,994	$86,820	15,000	$4,164
	2001		$110,087	$33,350	—	$2,745
Paul M. Harbolick, Jr.	2003		$112,740	$70,000	17,250	$3,469
Executive Vice	2002		$98,965	$40,000	7,500	$3,284
President	2001		$90,128	$27,000	—	$1,224
Frank H. Grace, III	2003		$133,331	$60,000	20,250	$4,000
Senior Vice President	2002		$115,701	$24,500	6,000	$3,140
	2001		$137,327	$10,000	—	$1,432
Craig W. Sacknoff	2003		$115,865	$50,000	17,250	$3,476
Senior Vice President	2002		$106,382	$36,500	7,500	$2,876
	2001		$98,650	$26,000	—	$1,331
Robert H. Turley	2003		$195,085	$30,000	13,500	—
President, Alliance	2002		$144,302	$22,000	4,500	—
Home Funding, LLC	2001	(2)	$79,862	—	4,500	—

(1)	Certain individuals also receive automobile allowances and other perquisites. For each executive officer named above, the value of these items did not exceed the lesser of $50,000 or 10% of the individual’s salary and bonus.

(2)	Mr. Turley joined our company in May 2001.

(3)	All share amounts have been adjusted to reflect the three-for-two stock split in the form of a stock dividend paid on September 29, 2003.

(4)	“All Other Compensation” consists entirely of matching contributions made under Alliance Bank’s 401(k) plan for Messrs. Harbolick, Grace and Sacknoff. For Mr. Young, “All Other Compensation” for 2003 consists of $3,854 in matching contributions under the 401(k) plan and $1,274 for supplemental insurance.

Option/ SAR Grants in Last Fiscal Year

      The following table shows all grants of options to Messrs. Young, Harbolick, Grace, Sacknoff and Turley during 2003:

	Number of Securities	% of Total Options	Exercise or
	Underlying Options	Granted to Employees	Base Price	Expiration
Name	Granted(#)(1)(2)	in Fiscal Year	($/Sh)(1)	Date

Thomas A. Young, Jr.	30,000	25.1%	$11.11	5/28/13
	4,500	3.8%	$7.45	1/31/13

Paul M. Harbolick, Jr.	15,000	12.6%	$11.11	5/28/13
	2,250	1.9%	$7.45	1/31/13

Frank H. Grace, III	15,000	12.6%	$11.11	5/28/13
	2,250	1.9%	$7.45	1/31/13
	3,000	2.5%	$15.13	8/29/13

Craig W. Sacknoff	15,000	12.6%	$11.11	5/28/13
	2,250	1.9%	$7.45	1/31/13

Robert H. Turley	11,250	9.4%	$11.11	5/28/13
	2,250	1.9%	$7.45	1/31/13

(1)	All share and price per share amounts have been adjusted to reflect the three-for-two stock split in the form of a stock dividend paid on September 29, 2003.

(2)	All option grants vest on the following schedule: 15% one year from the date of grant; additional 20% two years from the date of grant; additional 25% three years from the date of grant; and the remaining 40% four years from the date of grant.

Option Exercises and Fiscal Year-End Option Values

      The following table shows stock options exercised by Messrs. Young, Harbolick, Grace, Sacknoff and Turley in 2003:

			Number of Unexercised	Value of Unexercised In-
			Options at	the-Money Options at
	Shares Acquired		December 31, 2003(1)	December 31, 2003(2)
Name	on Exercise(#)	Value Realized($)	Exercisable/Unexercisable	Exercisable/Unexercisable

Thomas A. Young, Jr.	—	—	37,500/34,500	$534,625/$290,660

Paul M. Harbolick, Jr.	—	—	19,125/23,625	$271,478/$235,823

Craig W. Sacknoff	—	—	30,000/17,250	$431,675/$145,330

Frank H. Grace, III	—	—	11,869/29,006	$169,000/$271,971

Robert H. Turley	—	—	4,050/22,200	$56,066/$207,915

(1)	All share and price per share amounts have been adjusted to reflect the three-for-two stock split in the form of a stock dividend paid on September 29, 2003.

(2)	Value represents the difference between the fair market value and the exercise price for the unexercised options at December 31, 2003.

Stock Option Plan

      We have one stock option plan, the Alliance Bankshares Corporation Stock Option Plan, which was amended and restated effective April 1, 2003, and approved by shareholders on May 28, 2003. This plan is an amendment and restatement of Alliance Bank’s 1999 Stock Option Plan, which was approved by Alliance Bank shareholders, became effective in March 1999, and was assumed by Alliance Bankshares on July 26, 2002 in connection with the reorganization and statutory share exchange pursuant to which Alliance Bank became a wholly-owned subsidiary of Alliance Bankshares.

      After adjusting for the three-for-two stock split in the form of a stock dividend paid on September 29, 2003, the option plan makes available an aggregate of 844,500 shares of common stock for awards in the form of stock options or warrants to directors of Alliance Bankshares and key employees and consultants of Alliance Bankshares, Alliance Bank and other subsidiaries as selected by the board of directors upon recommendation of the committee administering the option plan. The option plan limits to 75,000 the number of shares of common stock for which options may be granted under the plan to any one person in a single calendar year. As of January 15, 2004, awards for the issuance of 757,287 shares of common stock have been granted under the option plan, and 87,213 shares are available for future grants and awards under the plan.

      The exercise price of any stock option issued under the option plan may be no less than the fair market value of the common stock subject to the option as determined in good faith by the board of directors acting upon recommendation of the committee administering the option plan.

      The number of shares subject to the option plan and to outstanding options under the option plan are subject to adjustment by the board of directors if the common stock is affected by an extraordinary corporate transaction such as a reorganization, merger, consolidation, recapitalization, restructuring or other distribution, stock split, spin-off or sale of substantially all of Alliance Bankshares’ assets.

Employment and Change in Control Agreements

      We have entered into employment agreements with senior executives of Alliance Bankshares, Alliance Bank and Alliance Home Funding. The following is a summary of the key provisions of those agreements.

      Thomas A. Young, Jr., President & CEO of Alliance Bankshares and Alliance Bank, has a three year contract effective March 1, 2003 with an annual automatic renewal subject to a requirement of sixty days’ notice in the event of nonrenewal. The contract provides for a base salary of $175,000 annually with an opportunity for a bonus at the discretion of the board of directors. Mr. Young is eligible for the usual and customary employee benefits from the company including life and disability insurance. In addition, the contract provides that the company will reimburse Mr. Young for reasonable and customary business expenses incurred by him and will lease a car for Mr. Young with a lease payment of up to $750 per month. If Mr. Young’s employment is terminated by the company other than for cause (as defined in the contract) or is terminated by Mr. Young for good reason (as defined in the contract), Mr. Young will be entitled to continue receiving his then current base salary for the greater of the remainder of his contract term or twelve months. If Mr. Young’s employment is terminated by the company other than for cause (as defined in the contract) or is terminated by Mr. Young for good reason (as defined in the contract) within one year after a change in control (as defined in the contract), Mr. Young will receive up to 2.99 times his average taxable income from the company for the five calendar years immediately preceding the calendar year of the change in control (with compensation for any partial year of employment annualized), limited in any event to the maximum payment which could be made without any payment being considered an excess parachute payment under section 280G of the Internal Revenue Code. If Mr. Young’s employment were terminated in 2004, following a change in control occurring in 2004, his change in control payment would equal $417,806. Additionally, Mr. Young is subject to a non-compete agreement for a period of twelve months following termination of his employment.

      Paul M. Harbolick, Jr., Executive Vice President & CFO of Alliance Bankshares and Alliance Bank, has a one-year contract effective March 1, 2003 with an annual automatic renewal subject to a requirement of sixty days’ notice in the event of nonrenewal. The contract provides for a base salary of $112,000 annually with an opportunity for a bonus at the discretion of the board of directors. Mr. Harbolick is eligible for the usual and customary employee benefits from the company including life and disability insurance. In addition, the contract provides that the company will reimburse Mr. Harbolick for reasonable and customary business expenses incurred by him and will provide a country club allowance for Mr. Harbolick of up to $375 per month. If Mr. Harbolick’s employment is terminated by the company other than for cause (as defined in the contract) or is terminated by Mr. Harbolick for good reason (as defined in the contract), Mr. Harbolick will be entitled to continue receiving his then current base salary for the greater of the remainder of his contract term or twelve months. If Mr. Harbolick’s employment is terminated by the company other than for cause (as defined in the contract) or is terminated by Mr. Harbolick for good reason (as defined in the contract), Mr. Harbolick will receive two years’ pay based on his then current base salary and the average of his last three years’ bonuses. If Mr. Harbolick’s employment were terminated on January 15, 2004, following a change in control, his change in control payment would equal $315,333. Additionally, Mr. Harbolick is subject to a non-compete agreement for a period of twelve months following termination of his employment.

      Craig W. Sacknoff, Senior Vice President of Alliance Bankshares and Alliance Bank, has a one-year contract effective March 1, 2003 with an annual automatic renewal subject to a requirement of sixty days’ notice in the event of nonrenewal. The contract provides for a base salary of $115,130 annually with an opportunity for a bonus at the discretion of the board of directors. Mr. Sacknoff is eligible for the usual and customary employee benefits from the company including life and disability insurance. In addition, the contract provides that the company will reimburse Mr. Sacknoff for reasonable and customary business expenses incurred by him and will lease a car for Mr. Sacknoff with a lease payment of up to $615 per month. If Mr. Sacknoff’s employment is terminated by the company other than for cause (as defined in the contract) or is terminated by Mr. Sacknoff for good reason (as defined in the contract), Mr. Sacknoff will be entitled to continue receiving his then current salary for the greater of the remainder of his contract term or twelve months. If Mr. Sacknoff’s employment is terminated by the company other than for cause (as defined in the contract) or is terminated by Mr. Sacknoff for good reason (as defined in the contract) within one year after a change in control (as defined in the contract), Mr. Sacknoff will receive eighteen months pay based on his then current base salary. If Mr. Sacknoff’s employment were terminated on January 15, 2004, following a change in control, his payment would equal $172,695. Additionally, Mr. Sacknoff is subject to a non-compete agreement for a period of twelve months following termination of his employment.

      Robert H. Turley, President of Alliance Home Funding, LLC, has a one-year contract effective March 1, 2003 with an annual automatic renewal subject to a requirement of sixty days’ notice in the event of nonrenewal. The contract provides for a base salary of $120,000 annually with an opportunity for a bonus at the discretion of the board of directors. Mr. Turley is eligible for the usual and customary employee benefits from the company including life and disability insurance. In addition, the contract provides that the company will reimburse Mr. Turley for reasonable and customary business expenses incurred by him and will provide Mr. Turley with an automobile allowance of up to $500 per month. If Mr. Turley’s employment is terminated by the company other than for cause (as defined in the contract) or is terminated by Mr. Turley for good reason (as defined in the contract), Mr. Turley will be entitled to continue receiving his then current salary for the greater of the remainder of his contract term or twelve months. If Mr. Turley’s employment is terminated by the company other than for cause (as defined in the contract) or is terminated by Mr. Turley for good reason (as defined in the contract) after a change in control (as defined in the contract), Mr. Turley will receive eighteen months pay based on his then current base salary. If Mr. Turley’s employment were terminated on January 15, 2004, following a change in control, his payment would equal $180,000. Additionally, Mr. Turley is subject to a non-compete agreement for a period of twelve months following termination of his employment.

      Frank H. Grace, III, Senior Vice President of Alliance Bankshares and Alliance Bank, has a short term contract effective January 13, 2004 and expiring March 31, 2004 with an annual automatic one year renewal each March 31 subject to a requirement of sixty days’ notice in the event of nonrenewal. The contract provides for a base salary of $106,633 annually with an opportunity for a bonus at the discretion of the board of directors. Mr. Grace is eligible for the usual and customary employee benefits from the company including life and disability insurance. In addition, the contract provides that the company will reimburse Mr. Grace for reasonable and customary business expenses incurred by him and will lease a car for Mr. Grace with a lease payment of up to $725 per month as well as payment of dues for various clubs. If Mr. Grace’s employment is terminated by the company other than for cause (as defined in the contract) or is terminated by Mr. Grace for good reason (as defined in the contract), Mr. Grace will be entitled to continue receiving his then current salary for the greater of the remainder of his contract term or twelve months. If Mr. Grace’s employment is terminated by the company other than for cause (as defined in the contract) or is terminated by Mr. Grace for good reason (as defined in the contract) within one year after a change in control (as defined in the contract), Mr. Grace will receive eighteen months pay based on his then current base salary. If. Mr. Grace’s employment were terminated on January 15, 2004, following a change in control, his payment would equal $159,950. Additionally, Mr. Grace is subject to a non-compete agreement for a period of twelve months following termination of his employment.

Certain Relationships and Related Transactions

      Alliance Bank grants loans and letters of credit to its executive officers, directors and their affiliated entities. These loans are made in the ordinary course of business on substantially the same terms and conditions, including interest rates and collateral, as those prevailing at the same time for comparable transactions with unrelated persons, and, in the opinion of management, do not involve more than normal risk or present other unfavorable features. The aggregate amount of such loans outstanding at December 31, 2003 and 2002 was approximately $622,000 and $914,000, respectively. During 2003, new loans and line of credit advances to such related parties amounted to $56,000 in the aggregate and payments amounted to $348,000 in the aggregate.

      Alliance Bank also maintains deposit accounts with some of its executive officers, directors and their affiliated entities. The aggregate amount of these deposit accounts at December 31, 2003 and 2002 amounted to $3.9 million and $5.3 million, respectively.

      Leasehold improvements at two new banking offices were performed by a construction company that was owned and operated by Robert G. Weyers, a director of Alliance Bankshares. Total leasehold improvement costs incurred under contract with Mr. Weyers’ company for the Reston branch office were $279,000 for the year ended December 31, 2002. A portion of the costs incurred amounting to $147,000 were reimbursed to us by the landlord as tenant improvements. Mr. Weyers sold his interest in the construction company in 2003. Prior to the sale, total leasehold improvement costs incurred under the contract with Mr. Weyers’ company for the Ballston branch office during 2003 were $169,000. The terms of these construction contracts are substantially similar to the terms of similar contracts that are the result of “arms length” negotiations between unrelated parties.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS

          The following table shows the beneficial ownership as of January 15, 2004 of all shareholders known to us to be the beneficial owners of more than 5% of our common stock, par value $4 per share, which is our only voting security outstanding. All share amounts have been adjusted to reflect the three-for-two stock split in the form of a stock dividend paid on September 29, 2003.

Name and Address	Number of Shares	Percent of
of Beneficial Owner	Beneficially Owned(1)	Outstanding Shares

George S. Webb	253,952 (2)	7.76%
Chantilly, VA

(1)	For purposes of this table, beneficial ownership has been determined in accordance with the provisions of Rule 13d-3 of the Securities Exchange Act of 1934 under which, in general, a person is deemed to be the beneficial owner of a security if he has or shares the power to vote or direct the voting of the security or the power to dispose of or direct the disposition of the security, or if he has the right to acquire beneficial ownership of the security within sixty days.

(2)	Includes 29,025 shares issuable upon the exercise of currently exercisable stock options.

          The following table shows the beneficial ownership of our common stock by each director, certain executive officers and of all directors and executive officers of Alliance Bankshares as a group as of January 15, 2004. All share amounts have been adjusted to reflect the three-for-two stock split in the form of a stock dividend paid on September 29, 2003.

	Number of Shares		Percentage of
	Beneficially		Outstanding
Name	Owned(1)		Shares(2)

Thomas P. Danaher	74,025	(3)	2.26%

William M. Drohan	57,128	(3)	1.75%

Frank H. Grace, III	12,807	(4)	*

Lawrence N. Grant	71,345	(3)	2.18%

Paul M. Harbolick, Jr.	22,338	(5)	*

Harvey E. Johnson, Jr.	72,150	(3)	2.21%

Serina Moy	65,305	(3)	2.00%

Craig W. Sacknoff	49,163	(6)	1.50%

Robert H. Turley	4,013	(7)	*

George S. Webb	253,952	(3)	7.76%

Robert G. Weyers	89,025	(3)	2.72%

Thomas A. Young, Jr.	52,535	(8)	1.60%

All directors & executive officers as a group (12)	823,786	(9)	23.22%

*	Represents less than 1% of Alliance Bankshares’ total shares of common stock outstanding.

(1)	For purposes of this table, beneficial ownership has been determined in accordance with the provision of Rule 13d-3 of the Securities Exchange Act of 1934 under which, in general, a person is deemed to be the beneficial owner of a security if he has or shares the power to vote or direct the voting of the security or the power to dispose of or direct the disposition of the security, or if he has the right to acquire beneficial ownership within sixty days. Beneficial ownership also includes any shares held in the name of an individual’s spouse, minor children or other relatives living in the individual’s home.

(2)	The ownership percentage of each individual is calculated based on the total of 3,241,491 shares of common stock that were outstanding as of January 15, 2004 plus the number of shares that can be issued to the individual within sixty days of January 15, 2004 upon the exercise of stock options held by the individual. Shares of common stock that are subject to exercisable stock options are deemed to be outstanding for the purpose of computing the percentage of outstanding common stock owned by any person or group but are not deemed outstanding for the purpose of computing the percentage of common stock owned by any other person or group.

(3)	Includes 29,025 shares issuable upon the exercise of currently exercisable stock options.

(4)	Includes 11,307 shares issuable upon the exercise of currently exercisable stock options.

(5)	Includes 19,463 shares issuable upon the exercise of currently exercisable stock options.

(6)	Includes 30,338 shares issuable upon the exercise of currently exercisable stock options.

(7)	Includes 3,713 shares issuable upon the exercise of currently exercisable stock options.

(8)	Includes 38,175 shares issuable upon the exercise of currently exercisable stock options.

(9)	Includes 306,171 shares issuable upon the exercise of currently exercisable stock options.

      Some of our directors and executive officers have indicated informally to us that they may purchase additional shares of common stock in the offering.

SUPERVISION AND REGULATION

Bank Holding Company Act

      As a bank holding company registered under the Bank Holding Company Act of 1956, as amended, we are subject to supervision by the Federal Reserve. We are required to file with the Federal Reserve an annual report and such other additional information as the Federal Reserve may require pursuant to the Bank Holding Company Act. We must also provide the Virginia Bureau of Financial Institutions with information regarding ourselves and our subsidiaries. The Federal Reserve and the Virginia Bureau of Financial Institutions may also examine Alliance Bankshares and its subsidiaries.

      The Bank Holding Company Act requires approval of the Federal Reserve for, among other things, the acquisition by a proposed bank holding company of control of more than five percent (5%) of the voting shares, or substantially all the assets, of any bank or the merger or consolidation by a bank holding company with another bank holding company. The Bank Holding Company Act also generally permits the acquisition by a bank holding company of control, or substantially all the assets, of any bank located in a state other than the home state of the bank holding company, except where the bank has not been in existence for the minimum period of time required by state law, but if the bank is at least 5 years old, the Federal Reserve may approve the acquisition. Similarly, approval of the Virginia Bureau of Financial Institutions is required for certain acquisitions of other banks and bank holding companies.

      Under current law, with certain limited exceptions, a bank holding company is prohibited from acquiring control of any voting shares of any company which is not a bank or bank holding company and from engaging directly or indirectly in any activity other than banking or managing or controlling banks or furnishing services to or performing service for its authorized subsidiaries. A bank holding company may, however, engage in or acquire an interest in, a company that engages in activities which the Federal Reserve has determined by order or regulation to be so closely related to banking or managing or controlling banks as to be properly incident thereto. In making such a determination, the Federal Reserve is required to consider whether the performance of such activities can reasonably be expected to produce benefits to the public, such as convenience, increased competition or gains in efficiency, which outweigh possible adverse effects, such as undue concentration of resources, decreased or unfair competition, conflicts of interest or unsound banking practices. The Federal Reserve is also empowered to differentiate between activities commenced de novo and activities commenced by the acquisition, in whole or in part, of a going concern. Some of the activities that the Federal Reserve has determined by regulation to be closely related to banking include making or servicing loans, performing certain data processing services, acting as a fiduciary or investment or financial advisor, and making investments in corporations or projects designed primarily to promote community welfare.

      The Federal Reserve requires a bank holding company to act as a source of financial strength and to take measures to preserve and protect its bank subsidiaries. Alliance Bankshares would be compelled by the Federal Reserve to invest additional capital in the event Alliance Bank experiences either significant loan losses or rapid growth of loans or deposits.

Gramm Leach Bliley Act of 1999

      Effective on March 11, 2000, the Gramm Leach Bliley Act (the GLB Act) allows a bank holding company or other company to declare and certify its status as a financial holding company, which will allow it to engage in activities that are financial in nature, that are incidental to such activities, or are complementary to such activities. The GLB Act enumerates certain activities that are deemed financial in nature, such as underwriting insurance or acting as an insurance principal, agent or broker, underwriting, dealing in or making markets in securities, and engaging in merchant banking under certain restrictions. It also authorizes the Federal Reserve to determine by regulation what other activities are financial in nature, or incidental or complementary thereto.

      In order for a bank holding company to qualify as a financial holding company, all of its depository subsidiaries must be well capitalized and well managed, and must meet their Community Reinvestment Act of 1977 (CRA) obligations. See “Supervision and Regulation — Community Reinvestment Act.” The bank holding company also must declare its intention to become a financial holding company to the Federal Reserve and certify that it meets the requirements. Banks and thrifts acquired by a financial holding company within 12 months prior to the date on which the election is filed may be excluded from this test if they have less than a satisfactory CRA rating, but they must submit a plan to the applicable federal banking agency describing how the CRA rating will be brought into conformance.

      The GLB Act also establishes a system of functional regulation for financial holding companies and banks providing regulation of securities by the Securities and Exchange Commission (the SEC) and state securities regulators, regulation of futures by the Commodity Futures Trading Commission, and regulation of insurance activities by the state insurance regulators. Banks may sell title insurance only when specifically permitted under applicable state law.

      This GLB Act also imposes customer privacy requirements on financial institutions. Financial institutions generally are prohibited from disclosing customer information to non-affiliated third parties, unless the customer has been given the opportunity to object and has not objected to such disclosure. Financial institutions must disclose their specific privacy policies to their customers annually. Upon making such disclosure, there is no specific restriction on financial institutions disclosing customer information to affiliated parties. Financial institutions must comply with state law, however, if it protects customer privacy more fully than federal law.

Capital Requirements

      The Federal Reserve Board has issued risk-based and leverage capital guidelines applicable to banking organizations that it supervises. Under the risk-based capital requirements, we and our bank subsidiary are each generally required to maintain a minimum ratio of total capital to risk-weighted assets (including specific off-balance sheet activities, such as standby letters of credit) of 8%. At least half of the total capital (4%) must be composed of “Tier 1 Capital”, which is defined as common equity, retained earnings and qualifying perpetual preferred stock, less certain intangibles. The remainder may consist of “Tier 2 Capital”, which is defined as specific subordinated debt, some hybrid capital instruments and other qualifying preferred stock and a limited amount of the loan loss allowance. Assets are adjusted under the risk-based guidelines to take into account different risk characteristics, with the categories ranging from 0% (requiring no risk-based capital) for assets such as cash and certain U.S. government and agency securities, to 100% for the bulk of assets which are typically held by a bank holding company, including certain multi-family residential and commercial real estate loans, commercial business loans and consumer loans. Residential first mortgage loans on one to four family residential real estate and certain seasoned multi-family residential real estate loans, which are not 90 days or more past due or nonperforming and which have been made in accordance with prudent underwriting standards are assigned a 50% level in the risk-weighing system, as are certain privately issued mortgage backed securities representing indirect ownership of such loans.

      In addition to the risk-based capital requirements, the Federal Reserve has established a minimum 4.0% Leverage Capital Ratio (Tier 1 Capital to total adjusted assets) requirement for the most highly rated banks, with an additional cushion of at least 100 to 200 basis points for all other banks, which effectively increases the minimum Leverage Capital Ratio for such other banks to 4.0% – 6.0% or more. The highest rated banks are those that are not anticipating or experiencing significant growth and have well diversified risk, including no undue interest rate risk exposure, excellent asset quality, high liquidity, good earnings and, in general, those which are considered a strong banking organization. A bank having less than the minimum Leverage Capital Ratio requirement shall, within 60 days of the date as of which it fails to comply with such requirement, submit a reasonable plan describing the means and timing by which a bank shall achieve its minimum Leverage Capital Ratio requirement. A bank that fails to file such plan is deemed to be operating in an unsafe and unsound manner, and could subject that bank to a cease and desist order. Any insured depository institution with a Leverage Capital Ratio that is less than 2.0% is deemed to be operating in an unsafe or unsound condition pursuant to Section 8(a) of the FDIA and is subject to potential termination of deposit insurance. However, such an institution will not be subject to an enforcement proceeding solely on account of its capital ratios, if it has entered into and is in compliance with a written agreement to increase its Leverage Capital Ratio and to take such other action as may be necessary for the institution to be operated in a safe and sound manner. The capital regulations also provide, among other things, for the issuance of a capital directive, which is a final order issued to a bank that fails to maintain minimum capital or to restore its capital to the minimum capital requirement within a specified time period. Such directive is enforceable in the same manner as a final cease and desist order.

          Under these regulations, a state-chartered commercial bank will be:

•	“well capitalized” if it has a Total Risk-Based Capital ratio of 10% or greater, a Tier 1 Risk-Based Capital ratio of 6% or greater, a Tier 1 leverage ratio of 5% or greater, and is not subject to any written capital order or directive;

•	“adequately capitalized” if it has a Total Risk-Based Capital ratio of 8% or greater, a Tier 1 Risk-Based Capital ratio of 4% or greater, and a Tier 1 leverage ratio of 4% or greater (3% in certain circumstances) and does not meet the definition of “well capitalized;”

•	“undercapitalized” if it has a Total Risk-Based Capital ratio of less than 8%, a Tier 1 Risk-Based Capital ratio of less than 4% or a Tier 1 leverage ratio of less than 4% (3% in certain circumstances).

•	“significantly undercapitalized” if it has a Total Risk-Based Capital ratio of less than 6%, a Tier 1 Risk-Based Capital ratio of less than 3%, or a Tier 1 leverage ratio of less than 3%; or

•	“critically undercapitalized” if it has a ratio of tangible equity to total assets that is equal to or less than 2%.

          As of all periods presented in this prospectus, both Alliance Bankshares and Alliance Bank were considered well capitalized.

          The risk-based capital standards of the Federal Reserve explicitly identify concentrations of credit risk and the risk arising from non-traditional activities, as well as an institution’s ability to manage these risks, as important factors to be taken into account by the agency in assessing an institution’s overall capital adequacy. The capital guidelines also provide that an institution’s exposure to a decline in the economic value of its capital due to changes in interest rates be considered by the agency as a factor in evaluating a banking organization’s capital adequacy.

Payment of Dividends

          As a bank holding company, we are a separate legal entity from Alliance Bank and Alliance Home Funding. Virtually all of our income results from dividends paid to us by Alliance Bank. Alliance Bank is subject to laws and regulations that limit the amount of dividends that it can pay. The amount of dividends that may be paid by Alliance Bank depends upon Alliance Bank’s earnings and capital position and is limited by federal and state law, regulations and policies. As a bank that is a member of the Federal Reserve System, Alliance Bank must obtain prior written approval for any dividend if the total of all dividends declared in any calendar year would exceed the total of its net profits for that year combined with its retained net profits for the preceding two years. In addition, Alliance Bank may not pay a dividend in an amount greater than its undivided profits then on hand after deducting its losses and bad debts. For this purpose, bad debts are generally defined to include the principal amount of loans which are in arrears with respect to interest by six months or more unless such loans are fully secured and in the process of collection. Moreover, for purposes of this limitation, Alliance Bank is not permitted to add the balance of its allowance for loan losses account to its undivided profits then on hand, however, it may net the sum of its bad debts as so defined against the balance of its allowance for loan losses account and deduct from undivided profits only bad debts so defined in excess of that account. In addition, the Federal Reserve is authorized to determined under certain circumstances relating to the financial condition of a bank that the payment of dividends would be an unsafe and unsound practice and to prohibit payment thereof. The payment of dividends that deplete a bank’s capital base could be deemed to constitute such an unsafe and unsound banking practice. The Federal Reserve has indicated that banking organizations generally pay dividends only out of current operating earnings.

          In addition, under Virginia law, no dividend may be declared or paid out of the Virginia charter bank’s paid-in capital. Alliance Bank may be prohibited under Virginia law from the payment of dividends if the Virginia Bureau of Financial Institutions determines that a limitation of dividends is in the public interest and is necessary to ensure Alliance Bank’s financial soundness, and may also permit the payment of dividends not otherwise allowed by Virginia law.

Insurance of Accounts, Assessments and Regulation by the FDIC

          Alliance Bank is a Virginia chartered commercial bank and a member of the Federal Reserve System. Its deposit accounts are insured by the Bank Insurance Fund of the Federal Deposit Insurance Corporation up to the maximum legal limits of the FDIC and it is subject to regulation, supervision and regular examination by the Virginia Bureau of Financial Institutions and the Federal Reserve. The regulations of these various agencies govern most aspects of Alliance Bank’s business, including required reserves against deposits, loans, investments, mergers and acquisitions, borrowings, dividends and location and number of branch offices. The laws and regulations governing Alliance Bank generally have been promulgated to protect depositors and the deposit insurance funds, and not for the purpose of protecting shareholders.

          The Federal Deposit Insurance Act (the FDIA) establishes a risk-based deposit insurance assessment system. Under applicable regulations, deposit premium assessments are determined based upon a matrix formed utilizing capital categories — “well capitalized,” “adequately capitalized” and “undercapitalized” — defined in the same manner as those categories are defined for purposes of Section 38 of the FDIA. See “Supervision and Regulation — Capital Requirements.” Each of these groups is then divided into three subgroups which reflect varying levels of supervisory concern, from those which are considered healthy to those which are considered to be of substantial supervisory concern. The matrix so created results in nine assessment risk classifications, with rates ranging from 0.04% of insured deposits for well capitalized institutions having the lowest level of supervisory concern, to 0.31% of insured deposits for undercapitalized institutions having the highest level of supervisory concern. In general, while the Bank Insurance Fund of the FDIC maintains a reserve ratio of 1.25% or greater, no deposit insurance premiums are required. When the Bank Insurance Fund of the FDIC reserve ratio falls below that level, all insured banks would be required to pay premiums. Payment of deposit premiums, either under current law or as the deposit insurance system may be reformed, will have an adverse impact on earnings.

Restrictions on Extensions of Credit and Investment in the Stock of Alliance Bankshares or its Subsidiaries

          Subsidiary banks of a bank holding company are subject to certain restrictions imposed by the Federal Reserve Act on any extensions of credit to the bank holding company or any of its subsidiaries, or investments in the stock or other securities thereof, and on the taking of such stock or securities as collateral for loans to any borrower. Further, a holding company and any subsidiary bank are prohibited from engaging in certain tie-in arrangements in connection with the extension of credit. A subsidiary bank may not extend credit, lease or sell property, or furnish any services, or fix or vary the consideration for any of the foregoing, on the condition that: (a) the customer obtain or provide some additional credit, property or services from or to such bank other than a loan, discount, deposit or trust service; (b) the customer obtain or provide some additional credit, property or service from or to a holding company or any other subsidiary of a holding company; or (c) the customer not obtain some other credit, property or service from competitors, except for reasonable requirements to assure the soundness of credit extended.

Monetary and Fiscal Policy Effects on Interest Rates

          Banking is a business which depends on interest rate differentials. In general, the differences between the interest paid by a bank on its deposits and its other borrowings and the interest received by a bank on loans extended to its customers and securities held in its investment portfolio constitute the major portion of Alliance Bank’s earnings. Thus, our earnings and growth will be subject to the influence of economic conditions generally, both domestic and foreign, and also to the monetary and fiscal policies of the United States and its agencies, particularly the Federal Reserve, which regulates the supply of money through various means including open market dealings in United States government securities. The nature and timing of changes in such policies and their impact on Alliance Bank cannot be predicted.

Branching and Interstate Banking

          The federal banking agencies are authorized to approve interstate bank merger transactions without regard to whether such transaction is prohibited by the law of any state, unless the home state of one of the banks has opted out of the interstate bank merger provisions of the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the Riegle-Neal Act) by adopting a law after the date of enactment of the Riegle-Neal Act and prior to June 1, 1997, which applies equally to all out-of-state banks and expressly prohibits merger transactions involving out-of-state banks. Interstate acquisitions of branches are permitted only if the law of the state in which the branch is located permits such acquisitions. Such interstate bank mergers and branch acquisitions are also subject to the nationwide and statewide insured deposit concentration limitations described in the Riegle-Neal Act.

          The Riegle-Neal Act authorizes the federal banking agencies to approve interstate branching de novo by national and state banks in states which specifically allow for such branching. Virginia has enacted laws which permit interstate acquisitions of banks and bank branches and permit out-of-state banks to establish de novo branches.

Prompt Corrective Action

          Immediately upon becoming undercapitalized, an institution shall become subject to the provisions of Section 38 of the FDIA, which: (a) restrict payment of capital distributions and management fees; (b) require that the appropriate federal banking agency monitor the condition of the institution and its efforts to restore its capital; (c) require submission of a capital restoration plan; (d) restrict the growth of the institution’s assets; and (e) require prior approval of certain expansion proposals. The appropriate federal banking agency for an undercapitalized institution also may take any number of discretionary supervisory actions if the agency determines that any of these actions is necessary to resolve the problems of the institution at the least possible long term cost to the deposit insurance fund, subject in certain cases to specified procedures. These discretionary supervisory actions include: (a) requiring the institution to raise additional capital; (b) restricting transactions with affiliates; (c) requiring divestiture of the institution or the sale of the institution to a willing purchaser; (d) and any other supervisory action that the agency deems appropriate. These and additional mandatory and permissive supervisory actions may be taken with respect to significantly undercapitalized and critically undercapitalized institutions.

Regulatory Enforcement Authority

          Federal banking law grants substantial enforcement powers to federal banking regulators. This enforcement authority includes, among other things, the ability to assess civil money penalties, to issue cease and desist or removal orders and to initiate injunctive actions against banking organizations and institution-affiliated parties. In general, these enforcement actions may be initiated for violations of laws and regulations and unsafe or unsound practices. Other actions or inactions may provide the basis for enforcement action, including misleading or untimely reports filed with regulatory authorities.

Transactions with Affiliates

          Transactions between banks and their affiliates are governed by Sections 23A and 23B of the Federal Reserve Act. An affiliate of a bank is any bank or entity that controls, is controlled by or is under common control with such bank. Generally, Section 23A (a) limits the extent to which a bank or its subsidiaries may engage in “covered transactions” with any one affiliate to an amount equal to 10% of such institution’s capital stock and surplus, and maintain an aggregate limit on all such transactions with affiliates to an amount equal to 20% of such capital stock and surplus, and (b) requires that all such transactions be on terms substantially the same, or at least as favorable, to the bank as those provided to a nonaffiliate. The term “covered transaction” includes the making of loans, purchase of assets, issuance of a guarantee and similar other types of transactions. Section 23B applies to “covered transaction” as well as sales of assets and payments of money to an affiliate. These transactions must also be conducted on terms substantially the same, or at least as favorable, to the bank as those provided to nonaffiliates.

Community Reinvestment Act

          The Community Reinvestment Act of 1977 requires that federal banking regulators evaluate the record of the financial institutions in meeting the credit needs of their local communities, including low and moderate income neighborhoods, consistent with the safe and sound operation of those institutions. These factors are also considered in evaluating mergers, acquisitions, and applications to open a branch or facility. To the best knowledge of Alliance Bank, it is meeting its obligations under this act.

Loans to Insiders

          The Federal Reserve Act and related regulations impose specific restrictions on loans to directors, executive officers and principal shareholder of banks. Under Section 22(h) of the Federal Reserve Bank, any loan to a director, an executive officer or to a principal shareholder of a bank, or to entities controlled by any of the foregoing, may not exceed, together with all outstanding loans to such persons or entities controlled by such person, the bank’s loan to one borrower limit. Loans in the aggregate to insiders of the related interest as a class may not exceed two times the bank’s unimpaired capital and unimpaired surplus until the bank’s total assets equal or exceed $100 million, at which time the aggregate is limited to the bank’s unimpaired capital and unimpaired surplus. Section 22(h) also prohibits loans above amounts prescribed by the appropriate federal banking agency to directors, executive officers, and principal shareholders of a bank or bank holding company, and to entities controlled by such persons, unless such loans are approved in advance by a majority of the board of directors of the bank with any “interested” director not participating in the voting. The OCC has prescribed the loan amount, which includes all other outstanding loans to such person, as to which such prior board of director approval is required, as being the greater of $25,000 or 5% of capital and surplus (up to $500,000). Section 22(h) requires that loans to directors, executive officers and principal shareholders be made in terms and underwriting standards substantially the same as offered in comparable transactions to other persons.

Other Regulation

          Alliance Bank is subject to a variety of other regulations. State and federal laws restrict interest rates on loans, potentially affecting our income. The Truth in Lending Act and the Home Mortgage Disclosure Act impose information requirements on Alliance Bank in making loans. The Equal Credit Opportunity Act prohibits discrimination in lending on the basis of race, creed, or other prohibited factors. The Fair Credit Reporting Act governs the use and release of information to credit reporting agencies. The Truth in Savings Act requires disclosure of yields and costs of deposits and deposit accounts. Other acts govern confidentiality of consumer financial records, automatic deposits and withdrawals, check settlement, endorsement and presentment, and reporting of cash transactions as required by the Internal Revenue Service.

USA Patriot Act of 2001

          In October 2001, the USA Patriot Act of 2001 was enacted in response to the terrorist attacks in New York, Pennsylvania and Washington, D.C. which occurred on September 11, 2001. The Patriot Act is intended to strengthen the ability of U.S. law enforcement agencies and the intelligence communities to work cohesively to combat terrorism on a variety of fronts. The potential impact of the Patriot Act on financial institutions of all kinds is significant and wide ranging. The Patriot Act contains sweeping anti-money laundering and financial transparency laws and imposes various regulations, including standards for verifying client identification at account opening, and rules to promote cooperation among financial institutions, regulators and law enforcement entities in identifying parties that may be involved in terrorism or money laundering.

Future Regulatory Uncertainty

          Because federal regulation of financial institutions changes regularly and is the subject of constant legislative debate, we cannot forecast how federal regulation of financial institutions may change in the future and impact our operations. Although Congress in recent years has sought to reduce the regulatory burden on financial institutions with respect to the approval of specific transactions, we fully expect that the financial institution industry will remain heavily regulated in the near future and that additional laws or regulations may be adopted further regulating specific banking practices.

DESCRIPTION OF CAPITAL STOCK

          Authorized and Outstanding Capital Stock Our articles of incorporation authorize 10,000,000 shares of common stock, par value $4.00, of which 3,241,491 shares were issued and outstanding (excluding 732,635 shares of common stock issuable upon exercise of the outstanding stock options) as of January 15, 2004. Our board of directors may issue shares of its common stock from time to time for such consideration as the Board may deem advisable without further shareholder approval, subject to the maximum authorized common stock provided in Alliance Bank’s Articles of Incorporation. Our common stock is nonwithdrawable capital, is not an insurable account and is not insured by the FDIC. No class of stock other than common stock is authorized by our Articles of Incorporation.

          Dividend Rights. We may pay dividends as declared from time to time by the board of directors out of funds legally available for the payment of dividends, subject to certain restrictions imposed by federal and state laws. See “Supervision and Regulation — Payment of Dividends.” The holders of common stock are entitled to receive and share equally in any dividends as may be declared by the board of directors.

          Voting Rights. In all elections of directors, each shareholder has the right to cast one vote for each share of common stock owned by him or her and is entitled to vote for as many persons as there are directors to be elected. Our shareholders do not have cumulative voting rights. On any other question to be determined by a vote of shares at any meeting of shareholders, each shareholder shall be entitled to one vote for each share of common stock owned by him or her and entitled to vote.

          Preemptive Rights. Holders of our common stock have no preemptive rights.

          Calls and Assessments. All common stock outstanding is fully paid and nonassessable.

          Transfer Agent. Registrar and Transfer Company serves as our transfer agent.

          Provisions That May Affect Change of Control. Our articles and bylaws do not contain any provisions regarding changes of control, except that we have a staggered board of directors. Articles 14 and 14.1 of the Virginia Stock Corporation Act, however, contain provisions regarding affiliated transactions and control share acquisitions. Both the affiliated transactions statute and the control share acquisitions statute apply to Virginia corporations with more than 300 shareholders. As of January 15, 2004, we had approximately 458 shareholders of record. These provisions could have an anti-takeover effect, thereby reducing the control premium that might otherwise be reflected in the value of our common stock. Although Virginia corporations are permitted to opt out of these provisions, we have not done so. Below is a summary of the key provisions of these Articles. You should read the actual provisions of the Virginia Stock Corporation Act for a complete understanding of the restrictions that these provisions place on affiliated transactions and control share acquisitions.

Affiliated Transactions Statute. Article 14 of the Virginia Stock Corporation Act governs “affiliated transactions,” or transactions between a Virginia corporation and an “interested shareholder.” “Interested shareholders” are holders of more than 10% of any class of a corporation’s outstanding voting shares. Subject to certain exceptions discussed below, the affiliated transactions statute requires that, for three years following the date upon which any shareholder becomes an interested shareholder, any affiliated transaction must be approved by the affirmative vote of holders of two-thirds of the outstanding shares of the corporation entitled to vote, other than the shares beneficially owned by the interested shareholder, and by a majority (but not less than two) of the “disinterested directors.” The affiliated transactions statute defines a disinterested director as a member of a corporation’s board of directors who either (i) was a member before the later of January 1, 1988 or the date on which an interested shareholder became an interested shareholder or (ii) was recommended for election by, or was elected to fill a vacancy and received the affirmative vote of, a majority of the disinterested directors then on the corporation’s board of directors. At the expiration of the three year period after a shareholder becomes an interested shareholder, these provisions require that any affiliated transaction be approved by the affirmative vote of the holders of two-thirds of the outstanding shares of the corporation entitled to vote, other than those beneficially owned by the interested shareholder.

The principal exceptions to the special voting requirement apply to affiliated transactions occurring after the three year period has expired and require either that the affiliated transaction be approved by a majority of the corporation’s disinterested directors or that the transaction satisfy specific statutory fair price requirements. In general, the fair price requirements provide that the shareholders must receive for their shares the higher of: the highest per share price paid by the interested shareholder for his or its shares during the two year period prior to becoming an interested shareholder, or the fair market value of the shares. The fair price requirements also require that, during the three years preceding the announcement of the proposed affiliated transaction, all required dividends have been paid and no special financial accommodations have been accorded the interested shareholder, unless approved by a majority of the disinterested directors.

Control Share Acquisitions Statute. With specific enumerated exceptions, Article 14.1 of the Virginia Stock Corporation Act applies to acquisitions of shares of a corporation which would result in an acquiring person’s ownership of the corporation’s shares entitled to be voted in the election of directors falling within any one of the following ranges: 20% to 33 1/3%, 33 1/3% to 50% or 50% or more. Shares that are the subject of a control share acquisition will not be entitled to voting rights unless the holders of a majority of the “disinterested shares” vote at an annual or special meeting of shareholders of the corporation to accord the control shares with voting rights. Disinterested shares are those outstanding shares entitled to be voted that are not owned by the acquiring person or by officers and inside directors of the target company. Under specific circumstances, the control share acquisitions statute permits an acquiring person to call a special shareholders’ meeting for the purpose of considering granting voting rights to the holders of the control shares. As a condition to having this matter considered at either an annual or special meeting, the acquiring person must provide shareholders with detailed disclosures about his or its identity, the method and financing of the control share acquisition and any plans to engage in specific transactions with, or to make fundamental changes to, the corporation, its management or business. Under specific circumstances, the control share acquisitions statute grants dissenters’ rights to shareholders who vote against granting voting rights to the control shares. Among the acquisitions specifically excluded from the control share acquisitions statute are acquisitions which are a part of certain negotiated transactions to which the corporation is a party and which, in the case of mergers or share exchanges, have been approved by the corporation’s shareholders under other provisions of the Virginia Stock Corporation Act.

Staggered Board of Directors. According to our bylaws, our board of directors must have a minimum of five members and a maximum of 13 members. Our board consists of three classes, with the term of office of once class expiring each year. According to our articles of incorporation and bylaws, a director may be removed only for cause by the affirmative vote of more than 75% of the outstanding voting shares.

          Limitations on Liability of Officers and Directors. As permitted by the Virginia Stock Corporation Act, our articles of incorporation contain provisions that indemnify our directors and officers to the full extent permitted by Virginia law and eliminate the personal liability of our directors and officers for monetary damages to us or our shareholders for breach of their fiduciary duties, except to the extent that the Virginia Act prohibits indemnification or elimination of liability. These provisions do not limit or eliminate the rights of us or any shareholder to seek an injunction or any other non-monetary relief in the event of a breach of a director’s or officer’s fiduciary duty. In addition, these provisions apply only to claims against a director or officer arising out of his role as a director or officer and do not relieve a director or officer from liability if he engaged in willful misconduct or a knowing violation of the criminal law or any federal or state securities law.

          In addition, our articles of incorporation provide for the indemnification of both directors and officers for expenses that they incur in connection with the defense or settlement of claims asserted against them in their capacities as directors and officers. This right of indemnification extends to judgments or penalties assessed against them. We have limited our exposure to liability for indemnification of directors and officers by purchasing directors and officers liability insurance coverage.

          The rights of indemnification provided in our articles of incorporation are not exclusive of any other rights that may be available under any insurance or other agreement, by vote of shareholders or disinterested directors or otherwise.

          Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission this type of indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

PLAN OF DISTRIBUTION

          The underwriter, McKinnon & Company, Inc., 555 Main Street, Norfolk, Virginia, has agreed, subject to the terms and conditions contained in an underwriting agreement with us, to sell, as selling agent for us on a best efforts basis, 84,559 shares of common stock. Because this offering is on a best efforts basis and there is no minimum number or dollar amount of shares to be sold, the underwriter is not obligated to purchase any shares if they are not sold to the public.

          The underwriter has informed us that it proposes to sell the common stock as selling agent for us, subject to prior sale, when, as and if issued by us, in part to the public at the public offering price set forth on the cover page of this prospectus and, in part, through certain selected dealers, who are members of the National Association of Securities Dealers, Inc., to customers of such selected dealers at the public offering price. Each selected dealer will receive a commission of $0.51 for each share that it sells. The underwriter reserves the right to reject any order for the purchase of common stock through it in whole or in part.

          The offering is not contingent upon the occurrence of any event or the sale of a minimum or maximum number or dollar amount of shares. Funds received by the underwriter from investors in the offering will be deposited with an escrow agent in a non-interest bearing escrow account until the closing of the offering. Closing is expected to occur on or about February 23,  2004.

          The public offering price will be determined through negotiations between us and the underwriter. A variety of factors will be considered in determining the price, including the trading history of our common stock (including the frequency and volume of trades and actual trading prices), our history and prospects, our past and present earnings and our prospects for future earnings, the current performance and prospects of the banking industry in general and the banking market in which we compete, and the general condition of the securities market and the prices of equity securities of comparable companies.

          We will pay our own expenses of the offering, including our legal, accounting, printing and other expenses and expenses associated with qualifying our shares for sale in various states. In addition, we have agreed to reimburse the underwriter for reasonable and customary costs of informational investor meetings. We expect that the total amount of offering expenses that we pay will be approximately $25,000.

          The underwriter agreement also provides that we will indemnify the underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or contribute to payments the underwriter as may be required to make in respect thereof.

          The underwriter has advised us that it will use its best efforts to make a market in our common stock for a period of at least two years after the closing of the offering as long as we remain listed on the Nasdaq Stock Market or other exchange and remain current in our periodic reports that we file with the Securities and Exchange Commission.

          The underwriter provides investment banking services to us from time to time in the ordinary course of business.

LEGAL MATTERS

          The validity of shares of our common stock offered and certain other legal matters will be passed on for us by the law firm of Troutman Sanders LLP and for the underwriter by the law firm of Williams Mullen.

EXPERTS

          Yount, Hyde & Barbour, P.C., independent auditors, audited the consolidated financial statements of Alliance Bankshares as of December 31, 2002 and Alliance Bank as of December 31, 2001 and for the years then ended that are included in this prospectus. Their report on the financial statements referred to in the preceding sentence included in this prospectus is included in reliance on the report of Yount, Hyde & Barbour, P.C., given their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

          We are subject to the information requirements of the Securities Exchange Act of 1934, as amended, and we file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document that we file at the SEC’s public reference room facility located at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers, including us, that file documents with the SEC electronically through the SEC’s electronic data gathering, analysis and retrieval system known as EDGAR. On EDGAR, our reports are listed under “Alliance Bankshares Corporation,” and our CIK number is 0001181001.

          This prospectus is part of a registration statement we have filed with the SEC. Because the rules and regulations of the SEC allow us to omit certain portions of the registration statement from this prospectus, this prospectus does not contain all the information set forth in the registration statement. You may review the registration statement and the exhibits filed with the registration statement for further information regarding us and the shares of our common stock being offered by this prospectus. The registration statement and its exhibits may be inspected at the public reference facility of the SEC at the locations described above.

Internet Access to Corporate Documents

          Information about Alliance Bankshares can be found on Alliance Bank’s website at www.alliancebankva.com. Under “Documents/ SEC Filings” in the Investor Relations section of the website, Alliance Bankshares posts its annual reports on Form 10-KSB, quarterly reports on Form 10-QSB, current reports on Form 8-K, Section 16 reports, definitive proxy materials and any amendments to those reports as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. All such filings are available free of charge.

ALLIANCE BANKSHARES CORPORATION

ALLIANCE BANKSHARES CORPORATION

CONSOLIDATED STATEMENTS OF CONDITION
September 30, 2003, December 31, 2002 and September 30, 2002

	September 30,	December 31,	September 30,
	2003	2002	2002

	(Unaudited)	(Audited)	(Unaudited)

	(Dollars in thousands)

ASSETS

Cash and due from banks	$21,455	$17,215	$24,354

Federal funds sold	28,153	10,127	30,159

Investment securities available-for-sale, at fair value	180,181	130,985	101,637

Investment securities held-to-maturity, at amortized cost	100	100	100

Loans held for sale	26,478	37,134	26,692

Loans, net of discount	107,959	82,786	69,943

less: allowance for loan losses	(1,369)	(1,066)	(910)

Loans, net	106,590	81,720	69,033

Premises and equipment, net	1,582	1,281	926

Accrued interest and other assets	4,483	2,063	1,702

TOTAL ASSETS	$369,022	$280,625	$254,603

LIABILITIES AND STOCKHOLDERS’ EQUITY

LIABILITIES:

Non-interest bearing deposits	$123,688	$108,691	$106,536

Savings and NOW deposits	19,521	19,765	15,200

Money market deposits	19,043	17,341	16,122

Other time deposits	120,813	70,169	64,443

Total deposits	283,065	215,966	202,301

Repurchase agreements, federal funds purchased and other borrowed funds	41,384	34,482	23,054

Federal Home Loan Bank Advances	13,000	10,500	10,500

Total borrowings	54,384	44,982	33,554

Trust Preferred Capital Securities of Subsidiary Trust	10,000	—	—

Other liabilities	2,008	2,109	1,673

Commitments and contingent liabilities	—	—	—

Total liabilities	349,457	263,057	237,528

STOCKHOLDERS’ EQUITY:

Common stock, $4 par value; 10,000,000 shares authorized; 3,236,803 at September 30, 2003 and 2,115,102 shares issued and outstanding at December 31, 2002 and September 30, 2002 respectively	12,947	8,460	8,460

Capital surplus	1,570	5,770	5,770

Retained earnings	5,891	2,404	1,578

Accumulated other comprehensive income:

Net unrealized gain (loss) on available-for-sale securities	(843)	934	1,267

Total stockholders’ equity	19,565	17,568	17,075

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$369,022	$280,625	$254,603

See Notes to Unaudited Consolidated Financial Statements.

ALLIANCE BANKSHARES CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS
For the Three Months Ended September 30, 2003 and 2002

	2003	2002

	(Unaudited)
	(Dollars in thousands,
	except for per share data)

INTEREST INCOME:

Loans	$2,002	$1,470

Investment securities	1,810	1,173

Federal funds sold	68	80

Total interest income	3,880	2,723

INTEREST EXPENSE:

Savings and NOW deposits	51	54

Other time deposits	833	462

Money market deposits	76	102

Purchased funds	448	303

Total interest expense	1,408	921

Net interest income	2,472	1,802

Provision for loan losses	99	150

Net interest income after provision for loan losses	2,373	1,652

OTHER INCOME:

Deposit account service charges	43	28

Gain on loan sales	1,860	1,174

Net gain on sale of securities	268	505

Net gain on trading activities	—	72

Other operating income	67	34

Total other income	2,238	1,813

OTHER EXPENSES:

Salaries and employee benefits	1,914	1,247

Occupancy expense	262	131

Equipment expense	161	90

Operating expenses	684	799

Total other expenses	3,021	2,267

INCOME BEFORE INCOME TAXES	1,590	1,198

Income tax expense	436	322

NET INCOME	$1,154	$876

Net income per common share, basic*	$0.36	$0.28

Net income per common share, diluted*	$0.33	$0.27

Weighted average number of shares, basic*	3,223,388	3,172,653

Weighted average number of shares, diluted*	3,546,589	3,295,937

*	Restated to give retroactive effect to the three-for-two stock split in the form of a stock dividend payable in September 2003.

See Notes to Unaudited Consolidated Financial Statements.

ALLIANCE BANKSHARES CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS
For the Nine Months Ended September 30, 2003 and 2002

	2003	2002

	(Unaudited)
	(Dollars in thousands,
	except for per share data)

INTEREST INCOME:

Loans	$5,692	$3,763

Investment securities	4,903	3,137

Federal funds sold	213	157

Total interest income	10,808	7,057

INTEREST EXPENSE:

Savings and NOW deposits	160	147

Other time deposits	2,249	1,152

Money market deposits	237	271

Purchased funds	1,229	898

Total interest expense	3,875	2,468

Net interest income	6,933	4,589

Provision for loan losses	310	321

Net interest income after provision for loan losses	6,623	4,268

OTHER INCOME:

Deposit account service charges	127	79

Gain on loan sales	4,946	2,275

Net gain on sale of securities	1,796	587

Net gain on trading activities	213	175

Other operating income	108	98

Total other income	7,190	3,214

OTHER EXPENSES:

Salaries and employee benefits	5,068	2,860

Occupancy expense	685	338

Equipment expense	435	246

Operating expenses	2,645	1,905

Total other expenses	8,833	5,349

INCOME BEFORE INCOME TAXES	4,980	2,133

Income tax expense	1,493	537

NET INCOME	$3,487	$1,596

Net income per common share, basic*	$1.09	$0.50

Net income per common share, diluted*	$1.01	$0.49

Weighted average number of shares, basic*	3,197,955	3,172,653

Weighted average number of shares, diluted*	3,468,442	3,265,424

*	Restated to give retroactive effect to the three-for-two stock split in the form of a stock dividend payable in September 2003.

See Notes to Unaudited Consolidated Financial Statements.

ALLIANCE BANKSHARES CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
For the Nine Months Ended September 30, 2003 and 2002

				Accumulated
			Retained	Other		Total
	Common	Capital	Earnings	Comprehensive	Comprehensive	Stockholders’
	Stock	Surplus	(Deficit)	Income (Loss)	Income (Loss)	Equity

	(Unaudited)

	(Dollars in thousands, except for per share data)

BALANCE, DECEMBER 31, 2001	$8,460	$5,770	$(18)	$(491)		$13,721

COMPREHENSIVE INCOME:

Net income	—	—	1,596	—	$1,596	1,596

Other comprehensive income, net of tax, unrealized holding gains on securities available-for-sale, net of tax of $646	—	—	—	—	2,261	—

Less: reclassification adjustment, net of tax of $259	—	—	—	—	(503)	—

Other comprehensive income	—	—	—	1,758	1,758	1,758

Total comprehensive income	—	—	—	—	$3,354	—

BALANCE, September 30, 2002	$8,460	$5,770	$1,578	$1,267		$17,075

BALANCE, DECEMBER 31, 2002	$8,460	$5,770	$2,404	$934		$17,568

COMPREHENSIVE INCOME:

Net Income	—	—	3,487	—	$3,487	3,487

Other comprehensive income, net of tax, unrealized holding gains (loss) on securities available-for-sale, net of tax of $232	—	—	—	—	(451)	—

Less: reclassification adjustment, net of tax of $683	—	—	—	—	(1,326)	—

Other comprehensive income, net of tax	—	—	—	(1,777)	(1,777)	(1,777)

Total comprehensive income	—	—	—	—	$1,710	—

Stock dividend in the form of a three-for-two stock split	4,316	(4,316)	—	—		—

Exercise of stock options	171	116	—	—		287

BALANCE, September 30, 2003	$12,947	$1,570	$5,891	$(843)		$19,565

See Notes to Unaudited Consolidated Financial Statements.

ALLIANCE BANKSHARES CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Nine Months Ended September 30, 2003 and 2002

	2003	2002

	(Unaudited)
	(Dollars in thousands)

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	$3,487	$1,596

Adjustments to reconcile net income to net cash provided by (used in) operating activities:

Depreciation, amortization and accretion	764	241

Provision for loan losses	310	321

Origination of loans held for sale	(188,640)	(98,768)

Proceeds from sale of loans held for sale	204,242	84,286

Gain on loan sales	(4,946)	(2,275)

Net gain on sale of securities available-for-sale and trading	(2,009)	(762)

Changes in assets and liabilities affecting operations:

Accrued interest and other assets	494	(136)

Other liabilities	(101)	891

Net cash provided by (used in) operating activities	13,601	(14,606)

CASH FLOWS FROM INVESTING ACTIVITIES:

Net increase in federal funds sold	(18,026)	(19,545)

Purchase of securities available-for-sale	(205,426)	(76,841)

Proceeds from sale of securities available-for-sale	87,797	32,541

Purchase of trading securities	(17,158)	(21,425)

Proceeds from sale of trading securities	17,371	21,600

Proceeds from calls and maturities of securities available-for-sale	43,500	—

Paydowns on securities available-for-sale	21,639	6,292

Net increase in loans	(25,170)	(17,016)

Purchase of premises and equipment	(676)	(449)

Net cash used in investing activities	(96,149)	(74,843)

CASH FLOWS FROM FINANCING ACTIVITIES:

Net Increase in Non-interest bearing deposits	14,997	49,539

Net Increase in Savings and NOW deposits	(244)	5,290

Net Increase in Money market deposits	1,702	3,605

Net Increase in Other time deposits	50,644	36,265

Net Increase in Repurchase agreements, federal funds purchased and other borrowings	6,902	10,839

Net Increase in FHLB Advances	2,500	—

Proceeds from issuance of Trust Preferred Capital Securities	10,000	—

Proceeds from exercise of stock options	287	—

Net cash provided by financing activities	86,788	105,538

NET INCREASE IN CASH AND CASH EQUIVALENTS	4,240	16,089

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	17,215	8,265

CASH AND CASH EQUIVALENTS, END OF PERIOD	$21,455	$24,354

See Notes to Unaudited Consolidated Financial Statements.

ALLIANCE BANKSHARES CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1.	General

      Alliance Bankshares Corporation (“Bankshares”) is a bank holding company incorporated under the laws of the Commonwealth of Virginia. On August 16, 2002, pursuant to an Agreement and Plan of Reorganization dated May 22, 2002 (the “Agreement”) between Alliance Bankshares Corporation (“Bankshares”) and Alliance Bank Corporation (the “Bank”), and approved by the shareholders of the Bank at an annual meeting held on July 30, 2002, the shareholders of the Bank exchanged their common stock for common stock of Bankshares. On the same date, the reorganization was completed and the Bank became a wholly owned subsidiary of Bankshares.

      The accompanying unaudited consolidated financial statements reflect the financial condition and results of operations of Bankshares, the Bank and Alliance Home Funding, LLC (“AHF”) a wholly owned subsidiary of the Bank, on a consolidated basis and have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information. All significant intercompany balances and transactions have been eliminated. In the opinion of management, the accompanying unaudited consolidated financial statements contain all adjustments and reclassifications consisting of a normal and recurring nature considered necessary to present fairly Bankshares’ financial position as of September 30, 2003 and December 31, 2002, the results of operations for the three month and nine month periods ended September 30, 2003 and 2002, and cash flows for the nine month periods ended September 30, 2003 and 2002. The notes included herein should be read in conjunction with the financial statements and accompanying notes included in Bankshares’ 2002 Annual Report on Form 10-KSB filed with the Securities and Exchange Commission.

      Operating results for the three and nine month periods ended September 30, 2003 and 2002 are not necessarily indicative of full year financial results.

      On September 29, 2003, Bankshares’ board of directors approved a three-for-two stock split in the form of a common stock dividend. The common stock dividend was in the form of one share of Bankshares common stock, par value $4.00 per share, for every two shares of Bankshares common stock issued and outstanding as of the close of business on September 17, 2003, and was paid on September 29, 2003 to stockholders of record at the close of business on September 17, 2003.

      Bankshares has a stock-based compensation plan, which it accounts for under the recognition and measurement principles of APB Opinion 25, Accounting for Stock Issued to Employees, and related interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under the plan had an exercise price equal to the market value of the underlying common stock on the date of the grant. The following illustrates the effect on net income and earnings per share for the three months

ALLIANCE BANKSHARES CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

and nine months ended September 30, 2003 and 2002 had the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation, been adopted.

	For the		For the
	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2003	2002	2003	2002

	(Dollars in thousands except per share amounts)

Net income, as reported	$1,154	$876	$3,487	$1,596

Deduct: total stock-based employee compensation (expense determined based on fair value method of awards, net of tax)	(1)	—	(37)	(59)

Pro forma net income	$1,153	$876	$3,450	$1,537

Basic earnings per share:

As reported	$0.36	$0.28	$1.09	$0.50

Pro forma	$0.36	$0.28	$1.08	$0.48

Diluted earning per share:

As reported	$0.33	$0.27	$1.01	$0.49

Pro forma	$0.33	$0.27	$.99	$0.47

      The fair value of each grant is estimated at the grant date using the Black-Scholes option-pricing model with the following weighted average assumptions for grants in 2003, and 2002, respectively: price volatility of 32.64% and 30.13%, risk-free interest rates of 4.05% and 3.81%, dividend rate of 0.00% and expected lives of 10 years.

2.	Investment Securities

      The following table sets forth a summary of the investment securities portfolio as of the periods indicated:

	September 30,		December 31,

	2003	2002	2002

	(Dollars in thousands)
Available For Sale Securities

US Government Agency Securities	$95,338	$34,004	$52,393

US Government Agency CMOs	2,433	7,888	6,419

US Government Agency MBS	37,851	33,157	43,166

Municipal Securities	40,826	24,645	26,744

Other Securities	—	505	470

Restricted stocks:

Community Bankers Bank	55	55	55

Federal Reserve Bank	428	428	428

Federal Home Loan Bank	3,250	955	1,310

Total Available For Sale Securities	$180,181	$101,637	$130,985

Held To Maturity Securities Certificate of Deposit	$100	$100	$100

Total Held To Maturity Securities	$100	$100	$100

Total Investment Securities *	$180,281	$101,737	$131,085

*	AFS investments at market value; HTM investments at cost basis.

ALLIANCE BANKSHARES CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.     Loans

      The following table summarizes the composition of the loan portfolio by dollar amount and percentages:

	September 30,				December 31,

	2003		2002		2002

	Amount	Percentage	Amount	Percentage	Amount	Percentage

	(Dollars in thousands)

Commercial	$26,891	24.9%	$20,229	28.9%	$16,491	19.9%

Commercial real estate	35,120	32.5%	16,871	24.1%	24,710	29.9%

Real estate construction	9,212	8.5%	8,611	12.3%	11,111	13.4%

Residential real estate	33,944	31.5%	20,222	28.9%	27,438	33.1%

Consumer	2,663	2.5%	3,391	4.8%	3,036	3.7%

Other	129	0.1%	615	0.9%	—	0.0%

Less: unearned discount & fees	—	0.0%	4	0.1%	—	0.0%

Total loans	$107,959	100.0%	$69,943	100.0%	$82,786	100.0%

4.     Allowance For Loan Losses

      The following table summarizes the activity in the allowance for loan losses in the periods presented:

	Nine Months	Nine Months	Year
	Ended	Ended	Ended
	September 30, 2003	September 30, 2002	December 31, 2002

	(Dollars in thousands)

Balance, beginning of period	$1,066	$610	$610

Provision for loan losses	310	321	478

Loans charged off	(10)	(26)	(27)

Recoveries of loans charged off	3	5	5

Net charge offs	(7)	(21)	(22)

Balance, end of period	$1,369	$910	$1,066

5.     Trust Preferred Capital Securities of Subsidiary Trust

      On June 30, 2003, Bankshares’ wholly-owned Delaware statutory business trust privately issued $10 million face amount of the trust’s floating rate trust preferred capital securities (“Trust Preferred Securities”) in a pooled trust preferred capital securities offering. Simultaneously, the trust used the proceeds of that sale to purchase $10 million principal amount of Bankshares’ floating rate junior subordinated debentures due 2033 (“Subordinated Debentures”). Both the Trust Preferred Securities and the Subordinated Debentures are callable at any time after five years from the issue date. The Subordinated Debentures are an unsecured obligation of Bankshares and are junior in right of payment to all present and future senior indebtedness of Bankshares. The Trust Preferred Securities are guaranteed by Bankshares on a subordinated basis. The Trust Preferred Securities are presented in the consolidated statements of condition of Bankshares under the caption “Trust Preferred Capital Securities of Subsidiary Trust.” Bankshares records distributions payable on the Trust Preferred Securities as an interest expense in its consolidated statements of operations. The cost of issuance of the Trust Preferred Securities was approximately $300,000. This cost is being amortized over a five year period from the issue date.

INDEPENDENT AUDITOR’S REPORT

To The Board of Directors and Stockholders

Alliance Bankshares Corporation
Chantilly, Virginia

      We have audited the accompanying consolidated balance sheets of Alliance Bankshares Corporation and subsidiary as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in stockholders’ equity, and cash flows for the three years ended December 31, 2002. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Alliance Bankshares Corporation and subsidiary as of December 31, 2002 and 2001, and the results of their operations and their cash flows for the three years ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

/S/     YOUNT, HYDE & BARBOUR, P.C.

Winchester, Virginia

January 28, 2003

ALLIANCE BANKSHARES CORPORATION

CONSOLIDATED BALANCE SHEETS

December 31, 2002 and 2001

	2002	2001

	(Dollars in thousands)

ASSETS

Cash and due from banks	$17,215	$8,265

Federal funds sold	10,127	10,614

Securities available-for-sale, at fair value	130,985	61,446

Securities held-to-maturity, at amortized cost	100	100

Loans held for sale	37,134	9,935

Loans, net of discount	82,786	52,927

Less: allowance for loan losses	(1,066)	(610)

Loans, net	81,720	52,317

Premises and equipment, net	1,281	718

Accrued interest and other assets	2,063	1,425

TOTAL ASSETS	$280,625	$144,820

LIABILITIES AND STOCKHOLDERS’ EQUITY

LIABILITIES:

Non-interest bearing deposits	$108,691	$56,997

Savings and NOW deposits	19,765	9,910

Money market deposits	17,341	12,517

Other time deposits	70,169	28,178

Total deposits	215,966	107,602

Repurchase agreements, federal funds purchased and other borrowings	34,482	12,215

Federal home loan bank advances	10,500	10,500

Other liabilities	2,109	782

Commitments and contingent liabilities	—	—

Total liabilities	263,057	131,099

STOCKHOLDERS’ EQUITY:

Common stock, $4 par value; 10,000,000 shares authorized; 2,115,102 shares issued and outstanding at December 31, 2002 and 2001	8,460	8,460

Capital surplus	5,770	5,770

Retained earnings (deficit)	2,404	(18)

Accumulated other comprehensive income (loss):

Net unrealized gain (loss) on available-for-sale securities	934	(491)

Total stockholders’ equity	17,568	13,721

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$280,625	$144,820

The accompanying notes are an integral part of these consolidated financial statements.

ALLIANCE BANKSHARES CORPORATION

CONSOLIDATED STATEMENTS OF INCOME
For the Years Ended December 31, 2002, 2001 and 2000

	2002	2001	2000

	(Dollars in thousands)

INTEREST INCOME:

Loans	$5,538	$4,000	$3,135

Investment securities	4,539	2,137	722

Federal funds sold	232	340	156

Total interest income	10,309	6,477	4,013

INTEREST EXPENSE:

Savings and NOW deposits	197	192	103

Other time deposits	1,705	1,591	834

Money market deposits	346	345	203

Purchased funds	1,223	683	475

Total interest expense	3,471	2,811	1,615

Net interest income	6,838	3,666	2,398

Provision for loan losses	478	189	210

Net interest income after provision for loan losses	6,360	3,477	2,188

OTHER INCOME:

Deposit account service charges	114	85	38

Gain on loan sales	2,995	515	—

Gain on sale of securities available for sale	1,122	255	—

Other operating income	125	145	75

Total other income	4,356	1,000	113

OTHER EXPENSES:

Salaries and employee benefits	4,054	1,641	1,005

Occupancy expense	538	236	176

Equipment expense	355	268	167

Operating expenses	2,508	1,418	933

Total other expenses	7,455	3,563	2,281

INCOME BEFORE INCOME TAXES	3,261	914	20

Income tax expense (benefit)	839	151	(174)

NET INCOME	$2,422	$763	$194

Net income per common share, basic	$1.15	$0.57	$0.16

Net income per common share, diluted	$1.11	$0.55	$0.16

The accompanying notes are an integral part of these consolidated financial statements.

ALLIANCE BANKSHARES CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
For the Years Ended December 31, 2002, 2001 and 2000

				Accumulated
			Retained	Other		Total
	Common	Capital	Earnings	Comprehensive	Comprehensive	Stockholders’
	Stock	Surplus	(Deficit)	Income (Loss)	Income (Loss)	Equity

	(Dollars in thousands, except share data)

BALANCE, DECEMBER 31, 1999	$3,328	$4,896	$(975)	$(307)		$6,942

Comprehensive income:

Net income	—	—	194	—	$194	194

Other comprehensive income, net of tax, unrealized holding gains on securities available for sale	—	—	—	203	203	203

Total comprehensive income	—	—	—	—	$397	—

BALANCE, DECEMBER 31, 2000	3,328	4,896	(781)	(104)		7,339

Comprehensive income:

Net income	—	—	763	—	$763	763

Other comprehensive income, net of tax: unrealized holding losses on securities available for sale, net of tax of $113	—	—	—	—	(219)	—

Less: reclassification adjustment, net income taxes of $87					(168)	—

Other comprehensive income, net of tax	—	—	—	(387)	(387)	(387)

Total comprehensive income	—	—	—	—	$376

Stock dividend in the form of a three-for-two stock split	1,670	(1,670)	—	—		—

Exercise of stock options	12	18	—	—		30

Issuance of 862,500 shares of common stock	3,450	2,526	—	—		5,976

BALANCE, DECEMBER 31, 2001	8,460	5,770	(18)	(491)		13,721

Comprehensive income:

Net income	—	—	2,422		$2,422	2,422

Other comprehensive income, net of tax: unrealized holding gains on securities available for sale, net of tax of $1,116	—	—	—	—	2,166	—

Less: reclassification adjustment, net income taxes of $381					(741)	—

Other comprehensive income, net of tax	—	—	—	1,425	1,425	1,425

Total comprehensive income	—	—	—	—	$3,847	—

BALANCE, DECEMBER 31, 2002	$8,460	$5,770	$2,404	$934		$17,568

The accompanying notes are an integral part of these consolidated financial statements

ALLIANCE BANKSHARES CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2002, 2001 and 2000

	2002	2001	2000

	(Dollars in thousands)

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	$2,422	$763	$194

Adjustments to reconcile net income to net cash provided by (used in) operating activities:

Depreciation, amortization and accretion	701	484	125

Provision for loan losses	478	189	210

Origination of loans held for sale	(156,261)	(29,613)	—

Proceeds from sale of loans held for sale	132,057	19,650	—

Gain on loan sales	(2,995)

Gain on sale of securities available-for-sale	(1,122)	(255)	—

Deferred tax expense (benefit)	(112)	(122)	87

Changes in assets and liabilities affecting operations:

Accrued interest and other assets	(1,258)	(223)	(602)

Other liabilities	1,327	214	448

Net cash provided by (used in) operating activities	(24,763)	(8,913)	462

CASH FLOWS FROM INVESTING ACTIVITIES:

Net change in federal funds sold	487	(2,444)	(8,170)

Purchase of securities available-for-sale	(193,404)	(80,990)	(7,082)

Proceeds from sale of securities available-for-sale	95,074	28,661	—

Proceeds from calls and maturities of securities available-for-sale	21,026

Paydowns on securities available-for-sale	10,696	5,290	308

Net increase in loan portfolio	(29,881)	(12,154)	(18,828)

Purchase of premises and equipment	(916)	(494)	(271)

Net cash (used in) investing activities	(96,918)	(62,131)	(34,043)

CASH FLOWS FROM FINANCING ACTIVITIES:

Net change in:

Non-interest bearing deposits	51,694	37,434	15,372

Savings and NOW deposits	9,855	5,236	2,051

Money market deposits	4,824	6,408	1,232

Other time deposits	41,991	4,800	14,776

Repurchase agreements, federal funds purchased and other borrowings	22,267	6,343	1,713

FHLB Advances	—	8,500	2,000

Proceeds from exercise of stock options	—	30	—

Proceeds from issuance of common stock	—	5,976	—

Net cash provided by financing activities	130,631	74,727	37,144

NET INCREASE IN CASH AND CASH EQUIVALENTS	8,950	3,683	3,563

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	8,265	4,582	1,019

CASH AND CASH EQUIVALENTS, END OF YEAR	$17,215	$8,265	$4,582

The accompanying notes are an integral part of these consolidated financial statements.

ALLIANCE BANKSHARES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in Thousands, except per share data)

1.	Organization

      On August 16, 2002, pursuant to an Agreement and Plan of Reorganization dated May 22, 2002 (the “Agreement”) between Alliance Bankshares Corporation (“Bankshares”) and Alliance Bank Corporation (the “Bank”), and approved by the shareholders of the Bank at an annual meeting held on July 30, 2002, the shareholders of the Bank exchanged their common stock for common stock of Bankshares. On the same date, the reorganization was completed and the Bank became a wholly owned subsidiary of Bankshares. The 2,115,102 shares of common stock of the Registrant issued in connection with the reorganization were exempt from registration under the Securities Act of 1933, as amended (the “Act”), pursuant to Section 3(a)(12) of the Act. The Bank is headquartered in Fairfax County, Virginia where it also operates its main office. During the period July 24, 1996, the date of incorporation, to June 25, 1998, the date the Bank received the charter from The Bureau of Financial Institutions of the State of Virginia, the Bank devoted its efforts to activities necessary to commence operations as a bank. The Bank commenced regular operations on November 16, 1998 and is primarily supervised by the Federal Reserve Board. The period from June 25, 1996 to November 15, 1998 is referred to herein as the development stage. During the development stage, the Bank’s activities included among other things, raising capital, obtaining a bank charter, arranging the Bank’s facilities, and developing the Bank’s clientele. The Bank is a member of the Federal Reserve System and the Federal Deposit Insurance Corporation. The Bank places special emphasis on serving the needs of individuals, small and medium size businesses and professional concerns in Northern Virginia.

      In March 2001, the Bank formed Alliance Home Funding, LLC (“AHF”). AHF is a wholly-owned mortgage banking subsidiary of the Bank and originates residential mortgages for subsequent sale. AHF does not maintain the servicing rights on mortgages sold.

2.	Summary of Significant Accounting Policies

      Basis of Presentation and Consolidation — The consolidated financial statements include the accounts of Bankshares and its wholly-owned subsidiary, the Bank. All significant inter-company balances and transactions have been eliminated in consolidation.

      Business — The Bank is a state-chartered commercial bank. We provide a broad array of commercial, retail and mortgage banking services and products to clients located in Northern Virginia and the greater Washington, D.C. Metropolitan area.

      Use of estimates — In preparing consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, and the valuation of foreclosed real estate and deferred tax assets.

      Cash and cash equivalents — For the purposes of the consolidated Statements of Cash Flows, Bankshares has defined cash and cash equivalents as those amounts included in the balance sheet caption “Cash and due from banks.”

      Securities — Debt securities that management has the positive intent and ability to hold to maturity are classified as “held-to-maturity” and recorded at amortized cost. Securities not classified as held-to-maturity or trading, including equity securities with readily determinable fair values, are classified as “available-for-sale” and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income. At December 31, 2002 and 2001, Bankshares held no trading securities.

ALLIANCE BANKSHARES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

      Loans Held For Sale — Loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income.

      Loans — Bankshares grants mortgage, commercial and consumer loans to customers. A substantial portion of the loan portfolio is represented by loans throughout the Washington, DC metropolitan area. The ability of Bankshares’ debtors to honor their contracts is dependent upon the real estate and general economic conditions of the lending area.

      Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method over the life of the loan or currently upon the sale or repayment of a loan.

      The accrual of interest on mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent unless the credit is well-secured and in process of collection. Consumer loans are typically charged off no later than 180 days past due. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

      All interest accrued but not collected for loans that are placed on nonaccrual or charged off are reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

      Allowance for loan losses — The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

      The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectibility of the loans in light of experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available.

      A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a

ALLIANCE BANKSHARES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

loan-by-loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

      Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, Bankshares does not separately identify individual consumer and residential loans for impairment disclosures.

      Premises and equipment — Premises and equipment are stated at cost less accumulated depreciation and amortization. Premises and equipment are depreciated over their estimated useful lives; leasehold improvements are amortized over the lives of the respective leases or the estimated useful life of the leasehold improvement, whichever is less. Depreciation and amortization are recorded on the accelerated and straight-line methods.

      Costs of maintenance and repairs are charged to expense as incurred. Costs of replacing structural parts of major units are considered individually and are expensed or capitalized as the facts dictate.

      Income taxes — Bankshares uses the liability (or balance sheet) approach in financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

      Repurchase agreements — Bankshares routinely enters into repurchase agreements with customers. As part of the repurchase agreements, Bankshares uses marketable investment securities from its investment portfolio as collateral for the customer agreements. The repurchase agreements bear interest at a market rate.

      Stock-based compensation — At December 31, 2002, Bankshares has a stock-based employee compensation plan, which is described more fully in Note 19. Bankshares accounts for the plan under the recognition and measurement principles of APB Opinion 25, Accounting for Stock Issued to Employees, and related interpretations. No stock-based employee compensation is reflected in net income, as all options granted under the plan had an exercise price equal to the market value of the underlying common stock on the date of the grant. The following table illustrates the effect on net income and earnings per share if Bankshares had applied the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation, to stock-based compensation.

	December 31,

	2002	2001	2000

Net income, as reported	$2,422	$763	$194

Deduct: total stock-based employee compensation expense determined based on fair value method of awards, net	(128)	(154)	(466)

Pro forma net income	$2,294	$609	$(272)

Earnings per share:

Basic, as reported	$1.15	$0.57	$0.16

Basic, pro forma	$1.08	$0.45	$(0.22)

Diluted, as reported	$1.11	$0.55	$0.16

Diluted, pro forma	$1.05	$0.44	$(0.21)

ALLIANCE BANKSHARES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Earnings per share — Basic earnings per share represents income available to common shareholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Corporation relate solely to outstanding stock options, and are determined using the treasury method.

      Off-balance-sheet instruments — In the ordinary course of business, Bankshares has entered into off-balance-sheet financial instruments consisting of commitments to extend credit, commercial letters of credit, standby letters of credit and rate lock commitments. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

      Advertising and marketing expense — Advertising and marketing costs are expensed as incurred. Advertising and marketing costs as of December 31, 2002, 2001 and 2000 were $206, $143 and $122, respectively.

      Reclassifications — Certain reclassifications have been made to prior period balances to conform to the current year presentation.

      Recent Account Pronouncements — In December 2001, the American Institute of Certified Public Accountants (“AICPA”) issued Statement of Position 01-6, Accounting by Certain Entities (Including Entities with Trade Receivables) That Lend to or Finance the Activities of Others, to reconcile and conform the accounting and financial reporting provisions established by various AICPA industry audit guides. This Statement is effective for annual and interim financial statements issued for fiscal years beginning after December 15, 2001, and did not have a material impact on Bankshares’ consolidated financial statements.

      On March 13, 2002, the Financial Accounting Standard Board determined that commitments for the origination of mortgage loans that will be held for sale must be accounted for as derivatives instruments, effective for fiscal quarters beginning after April 10, 2002. The Bank enters into commitments to originate loans whereby the interest rate on the loan is determined prior to funding. Such rate lock commitments on mortgage loans to be sold in the secondary market are considered derivatives. Accordingly, these commitments, including any fees received from the potential borrower, are recorded at fair value in derivative assets or liabilities, with changes in fair value recorded in the net gain or loss on sale of mortgage loans. Fair value is based on fees currently charged to enter into similar agreements, and for fixed-rate commitments also considers the difference between current levels of interest rates and the committed rates. The cumulative effect of adopting Statement No. 133 for rate lock commitments as of December 31, 2002, was not material. Bankshares originally adopted Statement No. 133, Accounting for Derivative Instruments and Hedging Activities on January 1, 2001.

      In April 2002, the Financial Accounting Standards Board issued Statement 145, Rescission of FASB No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. The amendment to Statement 13 eliminates an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This Statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The provisions of this Statement related to the rescission of Statement 4 shall be applied in fiscal years beginning after May 15, 2002. The provisions of this Statement related to Statement 13 are effective for transactions occurring after May 15, 2002, with early application encouraged.

      In June 2002, the Financial Accounting Standards Board issued Statement 146, Accounting for Costs Associated with Exit or Disposal Activities. This Statement requires recognition of a liability, when incurred,

ALLIANCE BANKSHARES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

for costs associated with an exit or disposal activity. The liability should be measured at fair value. The provisions of the Statement are effective for exit or disposal activities initiated after December 31, 2002.

      Effective January 1, 2002, Bankshares adopted Financial Accounting Standards Board Statement No. 142, Goodwill and Other Intangible Assets. Accordingly, goodwill is no longer subject to amortization over its estimated useful life, but is subject to at least an annual assessment for impairment by applying a fair value based test. Additionally, Statement 142 requires that acquired intangible assets (such as core deposit intangibles) be separately recognized if the benefit of the asset can be sold, transferred, licensed, rented, or exchanged, and amortized over their estimated useful life. Branch acquisition transactions were outside the scope of the Statement and therefore any intangible asset arising from such transactions remained subject to amortization over their estimated useful life.

      In October 2002, the Financial Accounting Standards Board issued Statement No. 147, Acquisitions of Certain Financial Institutions. The Statement amends previous interpretive guidance on the application of the purchase method of accounting to acquisitions of financial institutions, and requires the application of Statement No. 141, Business Combinations, and Statement No. 142 to branch acquisitions if such transactions meet the definition of a business combination. The provisions of the Statement do not apply to transactions between two or more mutual enterprises. In addition, the Statement amends Statement No. 144, Accounting for the Impairment of Long-Lived Assets, to include in its scope core deposit intangibles of financial institutions. Accordingly, such intangibles are subject to a recoverability test based on undiscounted cash flows, and to the impairment recognition and measurement provisions required for other long-lived assets held and used.

      The adoption of Statement No. 144, 145, 146 and 147 did not have a material impact on Bankshares consolidated financial statements.

      The Financial Accounting Standards Board issued Statement No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of Statement No. 123, in December 2002. The Statement amends Statement No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, the Statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. Finally, this Statement amends APB Opinion No. 28, Interim Financial Reporting, to require disclosure about the effects of stock options in interim financial information. The amendments to Statement No. 123 are effective for financial statements for fiscal years ending after December 15, 2002. The amendments to APB No. 28 are effective for financial reports containing condensed financial statements for interim periods beginning after December 15, 2002. Early application is encouraged for both amendments. The Corporation continues to record stock options under APB Opinion No. 25, Accounting for Stock Issued to Employees, and has not adopted the alternative methods allowable under Statement No. 148.

ALLIANCE BANKSHARES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.     Investment Securities

      The amortized cost, unrealized holding gains and losses, and the fair value of securities at December 31, 2002 are summarized as follows:

		Unrealized
	Amortized			Fair
	Cost	Gains	Losses	Value

Available-for-sale securities:

U.S. Government corporations and agencies	$52,124	$381	$(112)	$52,393

U.S. Government agency CMOs	6,286	133	—	6,419

U.S. Government agency MBS	42,308	859	(1)	43,166

Municipal securities	26,591	250	(97)	26,744

Other securities	470	—	—	470

Restricted stocks:

Community Bankers Bank	55	—	—	55

Federal Reserve Bank	428	—	—	428

Federal Home Loan Bank	1,310	—	—	1,310

Total	$129,572	$1,623	$(210)	$130,985

Held-to-maturity securities:

Certificate of deposit	$100	$—	$—	$100

Total	$100	$—	$—	$100

      The amortized cost, unrealized holding gains and losses, and the fair value of securities at December 31, 2001 are summarized as follows:

		Unrealized
	Amortized			Fair
	Cost	Gains	Losses	Value

Available-for-sale securities:

U.S. Government corporations and agencies	$13,291	$20	$(40)	$13,271

U.S. Government agency CMOs	15,334	156	(26)	15,464

U.S. Government agency MBS	19,142	50	(149)	19,043

Municipal securities	12,316	—	(730)	11,586

Other securities	1,135	—	(25)	1,110

Restricted stocks:

Community Bankers Bank	19	—	—	19

Federal Reserve Bank	428	—	—	428

Federal Home Loan Bank	525	—	—	525

Total	$62,190	$226	$(970)	$61,446

Held-to-maturity securities:

Certificate of deposit	$100	$—	$—	$100

Total	$100	$—	$—	$100

ALLIANCE BANKSHARES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The amortized cost and fair value of securities as of December 31, 2002, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because issues may have the right to call or prepay obligations without any penalties. Management expects these securities to prepay or be called prior to their contractual maturity.

	Available-for-Sale		Held-to-Maturity
	Securities		Securities

	Amortized	Fair	Amortized	Fair
	Cost	Value	Cost	Value

Due after one year through five years	$7,183	$7,275	$100	$100

Due after five years through ten years	54,019	54,302	—	—

Due after ten years	68,370	69,408	—	—

Total	$129,572	$130,985	$100	$100

      Proceeds from sales and calls of securities available for sale were $95.1 million and $28.7 million for the years ended December 31, 2002 and 2001, respectively. Gross gains of $1.2 million and $262 thousand and gross losses of $83 thousand and $7 thousand were realized on these sales during 2002 and 2001, respectively. The tax provision applicable to these net realized gains amounted to $381 thousand and $87 thousand, respectively. There were no sales of securities available for sale in 2000.

      At December 31, 2002 and 2001, securities with a carrying value of $62,870 and $34,452 respectively, were pledged to secure repurchase agreements, Federal Home Loan Bank advances, public deposits and for other purposes required or permitted by law.

4.  Loans

      Loans are summarized as follows at December 31:

	2002	2001

Real estate:

Residential real estate	$27,438	$18,862

Commercial real estate	24,710	15,140

Construction	11,111	4,402

Total real estate	63,259	38,404

Commercial	16,491	12,073

Consumer	3,036	2,500

Gross loans	82,786	52,977

Less: unearned discounts and fees	—	(50)

Less: allowance for loan losses	(1,066)	(610)

Net loans	$81,720	$52,317

ALLIANCE BANKSHARES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5.  Allowance for Loan Losses

      Changes in the allowance for loan losses are summarized as follows for the year ended December 31:

      There were no impaired loans or loans past due 90 days and still accruing as of December 31, 2002, 2001 or 2000.

	2002	2001

Balance, beginning of year	$610	$430

Provision for loan losses	478	189

Loans charged off	(27)	(9)

Recoveries of loans charged off	5	—

Net charge-offs	(22)	(9)

Balance, end of year	$1,066	$610

6.  Premises and Equipment

      Premises and equipment are summarized as follows at December 31:

	2002	2001

Leasehold improvements	$434	$265

Furniture, fixtures and equipment	1,605	864

	2,039	1,129

Less: accumulated depreciation and amortization	(758)	(411)

Premises and equipment, net	$1,281	$718

      Depreciation and amortization charged to operations in 2002, 2001 and 2000 totaled $353, $205 and $125, respectively.

7.  Federal Home Loan Bank Advances

      Bankshares’ variable and fixed-rate debt of $10,500 at December 31, 2002 and 2001 matures through 2011. Two of the advances have variable interest rates. One of the variable rate advances adjusts quarterly based on the London Interbank Offered Rate (LIBOR) minus .23 basis points with a maximum rate reduction of .20 basis points per quarter. The remaining variable rate advance adjusts quarterly based on LIBOR plus 3 basis points. Bankshares also has one fixed-rate advance with an interest rate of 4.52%. At December 31, 2002, the interest rates ranged from 1.4300% to 5.7288%. At December 31, 2002, the weighted average interest rate was 2.979%.

      Advances on the line are secured by securities with a book value of approximately $23,482 at December 31, 2002. The amount of the available credit is limited to $8,084. Any borrowing in excess of the qualifying collateral requires pledging of additional assets.

ALLIANCE BANKSHARES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The contractual maturities of Federal Home Loan Bank advances are as follows:

2003	$7,500

2011	3,000

Total	$10,500

8.     Income Taxes

      Allocation of federal and state income taxes between current and deferred portions is as follows:

	2002	2001	2000

Current	$951	$273	$—

Deferred tax provision (benefit)	(112)	42	87

Adjustment to valuation allowance	—	(164)	(261)

Provision (benefit)	$839	$151	$(174)

      The reasons for the differences between the statutory federal income tax rate and the effective tax rate are summarized as follows:

	2002	2001	2000

Computed at the expected statutory rate	$1,109	$311	$7

Tax exempt income, net	(302)	(34)	—

Other	32	38	11

Provision (benefit) associated with the change in unrealized loss on securities available-for-sale	—	—	69

Adjustment to valuation allowance	—	(164)	(261)

Provision (benefit)	$839	$151	$(174)

ALLIANCE BANKSHARES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The components of the net deferred tax assets and liabilities are as follows:

	2002	2001

Deferred tax assets:

Bad debt expense	$346	$190

Deferred rent	15	—

Deferred loan fees	—	17

Depreciation and amortization	—	5

Organizational costs	23	49

Unrealized loss on securities available-for-sale	—	253

	384	514

Deferred tax liabilities:

Deferred loan fees (costs)	1	—

Depreciation and amortization	10	—

Unrealized gain on securities available-for-sale	481	—

	492	—

Net deferred tax assets (liabilities)	$(108)	$514

9.  Operating Expenses

      The components of other operating expenses for the years ended December 31, were as follows:

	2002	2001	2000

Business development	$465	$327	$214

Office expense	518	348	157

Operations expense	565	320	241

Audits and examinations	59	31	30

Risk management	45	25	21

Professional fees	596	260	191

Other	260	107	79

Total	$2,508	$1,418	$933

10.  Related Party Transactions and Letters of Credit

      Bankshares grants loans and letters of credit to its executive officers, directors and their affiliated entities. Such loans are made in the ordinary course of business on substantially the same terms and conditions, including interest rates and collateral, as those prevailing at the same time for comparable transactions with unrelated persons, and, in the opinion of management, do not involve more than normal risk or present other unfavorable features.

      The aggregate amount of such loans outstanding at December 31, 2002 and 2001 was approximately $914 and $899 respectively. During 2002, new loans and line of credit advances to such related parties amounted to $760 and payments amounted to $746.

ALLIANCE BANKSHARES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Bankshares’ leasehold improvements were performed by construction companies, which are owned and operated by members of the Board of Directors. Total leasehold improvement costs incurred under the contract were $279 and $170, respectively as of December 31, 2002 and 2001. $147 of current year costs were reimbursed to Bankshares by the landlord as tenant improvements.

      Bankshares maintains deposit accounts with some of its executive officers, directors and their affiliated entities. Such deposit accounts at December 31, 2002 and 2001 amounted to $5,341 and $7,609, respectively.

11.  Commitments and Contingencies

      As members of the Federal Reserve System, Bankshares is required to maintain certain average reserve balances. For the final weekly reporting period in the years ended December 31, 2002 and 2001, the aggregate amounts of daily average required balances were $7,719 and $674, respectively.

      In the normal course of business, there are outstanding various commitments and contingent liabilities, such as guarantees, commitments to extend credit, etc., which are not reflected in the accompanying financial statements. Bankshares does not anticipate losses as a result of these transactions. See Note 14 with respect to financial instruments with off-balance-sheet risk. Bankshares is obligated under several operating leases, with initial terms of three to ten years, for its office locations and branch sites.

      Total rental expense for the occupancy lease for the year ended December 31, 2002, 2001 and 2000 was $382, $175 and $143, respectively. Bankshares also leases office equipment and vehicles pursuant to operating leases with various expiration dates. Total rental expense for office equipment and vehicles for the year ended December 31, 2002, 2001 and 2000 was $72, $34 and $32, respectively.

      At December 31, 2002, minimum annual rental commitments under these leases are as follows:

2003	$524

2004	509

2005	511

2006	523

2007	432

Thereafter	978

Total	$3,477

      In January 2003, Bankshares signed a lease for a future branch site. The lease commencement date is January 2003 with rent commencing June 2003 or upon obtaining the occupancy permit, whichever occurs first. The lease has a ten-year term with two five-year renewal options and annual rent of approximately $107 plus 3.0% annual increases. Bankshares has two five-year renewal options.

ALLIANCE BANKSHARES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

12.  Supplemental Cash Flow Information

      Supplemental Disclosures of Cash Flow Information:

	2002	2001	2000

Interest paid during the year	$3,107	$2,832	$1,489

Income taxes paid during the year	$487	$—	$—

Supplemental Disclosures of Noncash Activities:

Fair value adjustment for securities	$2,157	$640	$203

13.  Deposits

      The aggregate amount of time deposits in denominations of $100 or more at December 31, 2002 and 2001 was $36,501 and $16,157, respectively.

      At December 31, 2002, the scheduled maturities of time deposits (in thousands) are as follows:

2002	$53,896

2003	9,228

2004	1,831

2005	1,483

2006	3,731

Total	$70,169

14.     Financial Instruments With Off-Balance Sheet Risk

      Bankshares is party to credit-related financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets.

      The Bankshares’ exposure to credit loss is represented by the contractual amount of these commitments. The Bankshares follows the same credit policies in making commitments and as it does for on-balance-sheet instruments.

      At December 31, 2002 and 2001, the following financial instruments were outstanding whose contract amounts represent credit risk:

	2002	2001

Financial instruments whose contract amounts represent credit risk:

Commitments to extend credit	$22,332	$11,035

Standby letters of credit	751	1,297

      Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to

ALLIANCE BANKSHARES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Bankshares evaluates each customer’s credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by Bankshares, is based on management’s credit evaluation of the customer.

      Unfunded commitments under commercial lines of credit, revolving credit lines and overdraft protection agreements are commitments for possible future extensions of credit to existing customers. These lines of credit are uncollateralized and usually do not contain a specified maturity date and may not be drawn upon to the total extent to which Bankshares is committed.

      Standby letters of credit are conditional commitments issued by Bankshares to guarantee the performance of a customer to a third party. Those letters of credit are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Bankshares generally holds collateral supporting those commitments if deemed necessary.

      At December 31, 2002, Bankshares had rate lock commitments to originate mortgage loans including loans held for sale of $37.1 million. It is management’s intent to enter into corresponding commitments, on a best-efforts basis, to sell these loans to third-party investors.

      From time to time Bankshares will enter into forward purchase agreements for investment securities. These purchases generally will settle within 90 days of the end of the reporting period. As of December 31, 2002, Bankshares entered into various forward purchase commitments amounting to $16,050.

      Bankshares maintains cash accounts and Federal funds sold in other commercial banks. The amount on deposit with correspondent institutions, including Federal funds sold at December 31, 2002, exceeded the insurance limits of the Federal Deposit Insurance Corporation by $10,156.

15.     Significant Concentrations of Credit Risk

      Substantially all of Bankshares loans, commitments and standby letters of credit have been granted to customers located in the Washington, DC metropolitan area. The concentrations of credit by type of loan are set forth in Note 4.

16.     Employee Benefits

      Bankshares has a 401(k) defined contribution plan covering substantially all full-time employees and provides that an employee becomes eligible to participate immediately on employment provided they are age 21 or older. Under the plan, a participant may contribute up to 15% of his or her covered compensation for the year, subject to certain limitations. Bankshares currently matches 50% of employee contributions up to 6%. Matching contributions totaled $29 and $10, for the years ended December 31, 2002 and 2001, respectively. Bankshares may also make, but is not required to make, a discretionary contribution for each participant. The amount of contribution, if any, is determined on an annual basis by the Board of Directors. No contributions were made by Bankshares during the years ended December 31, 2002 and 2001.

ALLIANCE BANKSHARES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

17.     Fair Value of Financial Instruments

      The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash, Short-Term Investments and Federal Funds Sold

      For those short-term instruments, the carrying amount is a reasonable estimate of fair value.

Securities

      For securities and marketable equity securities held for investment purposes, fair values are based on quoted market prices or dealer quotes. For other securities held as investments, fair value equals quoted market price, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Loan Held for Sale

      Fair value is based on selling price arranged by arms-length contracts with third parties.

Loan Receivables

      For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. Fair values for certain mortgage loans (e.g., one-to-four family residential), credit card loans, and other consumer loans are based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for differences in loan characteristics. Fair values for other loans (e.g., commercial real estate and investment property mortgage loans, commercial and industrial loans) are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for nonperforming loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

Accrued Interest

      The carrying amounts of accrued interest approximate fair value.

Deposit Liabilities

      The fair values disclosed for demand deposits (e.g., interest and noninterest checking, statement savings, and certain types of money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). The carrying amounts of variable-rate, fixed-term money market accounts and certificates of deposit approximate their fair values at the reporting date. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

  Short-term Borrowings

      The carrying amounts of federal funds purchased, borrowings under repurchase agreements, and other short-term borrowings maturing within ninety days approximate their fair values. Fair values of other short-

ALLIANCE BANKSHARES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

term borrowings are estimated using discounted cash flow analysis based on Bankshares’ current incremental borrowing rates for similar types of borrowing arrangements.

  Federal Home Loan Bank Advances

      The fair values of Bankshares’ Federal Home Loan Bank advances are estimated using discounted cash flow analyses based on Bankshares’ current incremental borrowing rates for similar types of borrowing arrangements.

  Off-Balance-Sheet Financial Instruments

      The fair value of commitments to extend credit is estimated using the fees currently charged to enter similar agreements, taking into account the remaining terms of the agreements and the present credit worthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates.

      The fair value of standby letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties at the reporting date.

      At December 31, 2002 and 2001, the carrying amounts of loan commitments and standby letters of credit approximated fair values.

      The estimated fair values of Bankshares’ financial instruments are as follows:

	2002		2001

	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value

Financial assets:

Cash and short-term investments	$17,215	$17,215	$8,265	$8,265

Federal funds sold	10,127	10,127	10,614	10,614

Securities	131,085	131,085	61,546	61,546

Loans, net	81,720	82,084	52,317	52,575

Loans held for sale	37,134	37,134	9,935	9,935

Accrued interest receivable	1,563	1,563	738	738

Financial liabilities:

Noninterest-bearing deposits	$108,691	$108,691	$56,997	$56,997

Interest-bearing deposits	107,275	107,652	50,605	51,333

Short-term borrowings	34,482	34,487	12,215	12,222

FHLB advances	10,500	10,558	10,500	10,755

Accrued interest payable	484	484	120	120

      Bankshares assumes interest rate risk (the risk that general interest rate levels will change) as a result of its normal operations. As a result, the fair values of Bankshares’ financial instruments will change when interest rate levels change and that change may be either favorable or unfavorable to Bankshares. Management attempts to match maturities of assets and liabilities to the extent believed necessary to minimize interest rate risk. However, borrowers with fixed rate obligations are less likely to prepay in a rising rate environment. Conversely, depositors who are receiving fixed rates are more likely to withdraw funds before maturity in a rising rate environment and less likely to do so in a falling rate environment.

ALLIANCE BANKSHARES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Management monitors rates and maturities of assets and liabilities and attempts to minimize interest rate risk by adjusting terms of new loans and deposits and by investing in securities with terms that mitigate Bankshares’ overall interest rate risk.

18.  Regulatory Matters

      The Bank, as a state bank, is subject to the dividend restrictions set forth by the Bureau of Financial Institutions of the Commonwealth of Virginia (the “Bureau”). Under such restrictions, the Bank may not, without the prior approval of the Bureau, declare dividends in excess of the sum of the current year’s earnings plus the retained earnings from the prior two years. As of December 31, 2002 and 2001, the Bank did not declare dividends.

      As a member of the Federal Reserve Bank system, the Bank is required to subscribe to shares of $100 par value Federal Reserve Bank stock equal to 6% of the Bank’s capital and surplus. The Bank is only required to pay for one-half of the subscription. The remaining amount is subject to call when deemed necessary by the Board of Governors of the Federal Reserve.

      Bankshares (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank’s financial statements. Under capital adequacy guidelines Bankshares and the Bank’s regulatory framework for prompt corrective action, Bankshares and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt correction action provisions are not applicable to bank holding companies.

      Quantitative measures established by regulation to ensure capital adequacy require Bankshares and the Bank to maintain minimum amounts and ratios (set forth in the table below) of Total and Tier I capital (as defined in the regulations) to risk weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2002 and 2001, that Bankshares and the Bank meet all capital adequacy requirements to which it is subject.

ALLIANCE BANKSHARES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Bankshares and the Bank’s actual capital amounts and ratios are also presented in the table below (in thousands).

					Minimum To Be
					Well Capitalized
					Under Prompt
			Minimum Capital		Corrective Action
	Actual		Requirement		Provisions

	Amount	Ratio	Amount	Ratio	Amount	Ratio

As of December 31, 2002:

Total Capital (to Risk Weighted Assets) Consolidated	$17,700	13.1%	$10,850	8.0%	$13,563	10.0%

Alliance Bank Corporation	$17,700	13.1%	$10,850	8.0%	$13,563	10.0%
Tier 1 Capital (to Risk Weighted Assets)

Consolidated	$16,634	12.3%	$5,425	4.0%	$8,138	6.0%

Alliance Bank Corporation	$16,634	12.3%	$5,425	4.0%	$8,138	6.0%

Tier 1 Capital (to Average Assets) Consolidated	$16,634	6.5%	$10,334	4.0%	$12,917	5.0%

Alliance Bank Corporation	$16,634	6.5%	$10,334	4.0%	$12,917	5.0%

As of December 31, 2001:

Total Capital (to Risk Weighted Assets)	$14,722	17.9%	$6,598	8.0%	$8,248	10.0%

Tier 1 Capital (to Risk Weighted Assets)	$14,112	17.1%	$3,299	4.0%	$4,949	6.0%

Tier 1 Capital (to Average Assets)	$14,112	10.5%	$5,382	4.0%	$6,732	5.0%

19.	Stock Option Plan

      Effective June 30, 1999 the Bank established an incentive and non-qualified stock option plan. The plan is administered by the Board of Directors of the Corporation acting upon recommendations made by the Stock Option Committee appointed by the Board. The plan is currently authorized to grant a maximum of 363,000 shares to directors, key employees and consultants. The options are granted at the fair market value of the Corporation’s common stock at the date of grant. The term of the options shall not exceed ten years from the date of grant. The options vest on a schedule determined by the Stock Option Committee based on financial performance criteria.

      The fair value of each grant is estimated at the grant date using the Black-Scholes Option-Pricing Model with the following weighted average assumptions:

	December 31,

	2002	2001	2000

Dividend yield	0.00%	0.00%	0.00%

Expected life	10 years	10 years	10 years

Expected volatility	30.13%	0.00%	0.00%

Risk-free interest rate	3.810%	4.750%	5.075%

ALLIANCE BANKSHARES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      A summary of the status of the Bank’s stock option plan is presented below:

	2002		2001		2000

		Weighted		Weighted		Weighted
		Average		Average		Average
	Number of	Exercise	Number of	Exercise	Number of	Exercise
	Shares	Price	Shares	Price	Shares	Price

Outstanding at January 1	293,775	$6.70	297,525	$6.67	306,525	$6.67

Granted	48,000	8.39	14,850	7.33	2,250	7.33

Forfeited	—	—	(14,100)	6.70

Exercised	—	—	(4,500)	6.67	(11,250)	(6.67)

Outstanding at December 31	341,775	$6.94	293,775	$6.70	297,525	$6.67

Exercisable at end of year	321,394		276,263		77,195

Weighted-average fair value per option of options granted during the year	$5.67		$2.79		$3.06

      The status of the options outstanding at December 31, 2002 is as follows:

	Options Outstanding		Options Exercisable

		Weighted		Weighted
Remaining		Average		Average
Contractual	Number	Exercise	Number	Exercise
Life	Outstanding	Price	Exercisable	Price

2 years	1,350	$8.00	1,350	$8.00

3 years	1,350	$8.00	1,350	$8.00

7 years	277,275	$6.67	272,644	$6.67

8 years	2,250	$7.33	1,688	$7.33

9 years	14,250	$7.33	10,687	$7.33

10 years	45,300	$8.47	33,675	$8.00

      All options granted, available under the Plan, and exercisable have been restated for all three years giving retroactive effect to the common stock dividend in 2001.

20.     Earnings Per Share

      The following shows the weighted average number of shares used in computing earnings per share and the effect on weighted average number of shares of diluted potential common stock. Weighted average number of shares for all years reported has been restated giving effect to the common stock dividend. Potential dilutive common stock had no effect on income available to common shareholders.

	2002		2001		2000

		Per Share		Per Share		Per Share
	Shares	Amount	Shares	Amount	Shares	Amount

Basic earnings per share	2,115,102	$1.15	1,349,033	$0.57	1,248,095	$0.16

Effect of dilutive securities, stock options	74,454		27,387		27,612

Diluted earnings per share	2,189,556	$1.11	1,376,420	$0.55	1,275,707	$0.16

ALLIANCE BANKSHARES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

21.     Common Stock Dividend and Capitalization

      On October 4, 2001, the Bank’s board of directors approved a three-for-two stock split in the form of a Common Stock Dividend. The Common Stock Dividend was in the form of one share of the Bank’s common stock, par value $4.00 per share issued and outstanding as of the close of business on October 5, 2001, and was paid on October 26, 2001 to stockholders of record at the close of business on October 5, 2001.

      In December 2001, the Bank sold 862,500 shares of its common stock in a public offering. Net proceeds from the sale were $5,976 after deducting underwriting commissions of $323 and direct offering costs of $170. Of the net proceeds, $3,450 was credited to common stock and $2,526 was credited to capital surplus.

22.     Parent Only Financial Information

      As of December 31, 2002, the only asset of the parent company was the investment in the Bank totaling $17,568; likewise, shareholders’ equity totaled $17,568. The income of the parent company was comprised solely of the undistributed equity of the Bank amounting to $2,422.

          No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

84,559 Shares

Common Stock

PROSPECTUS

MCKINNON & COMPANY, INC.

February 20, 2004